HEADS OF AGREEMENT
BETWEEN
IVANHOE MINES LTD.
-and-
RIO TINTO INTERNATIONAL HOLDINGS LIMITED
DECEMBER 8, 2010
WHEREAS:
A.	Ivanhoe Mines Ltd. (“Ivanhoe”) and Rio Tinto International Holdings Limited (“Rio Tinto”) are parties to a private placement agreement made as of October 18, 2006, as amended (the “PPA”);

B.	Rio Tinto is the holder of 185,468,059 Ivanhoe Shares, 46,026,522 Series B Warrants, 35,000,000 Series C Warrants and 720, 203 Type B, Series 1 Warrants;

C.	Ivanhoe has filed a preliminary short form prospectus and registration statement dated October 18, 2010 (the “Preliminary Prospectus”) for the issuance to holders of outstanding Ivanhoe Shares as of 5:00 p.m. (Toronto time) on the Record Date of rights to subscribe for Ivanhoe Shares (“Rights”) on the basis of one Right for each Ivanhoe Share held on the Record Date (the “Rights Offering”); and

D.	Ivanhoe and Rio Tinto desire to amend the PPA and to provide for the financing and management of the OT Project.
NOW THEREFORE in consideration of the covenants and agreements herein contained, Ivanhoe and Rio Tinto agree as follows:
Interpretation
1.	Certain capitalized terms used herein (including in the schedules and recitals hereto) are defined in Schedule A attached hereto. Capitalized terms used, but not otherwise defined, herein have the meanings assigned to them in the PPA.

2.	Attached to and forming part of this Heads of Agreement are the following schedules:

Schedule A — Definitions

Schedule B — Adjustment of Outstanding Warrants

Schedule C — Subscription Right Certificate

Schedule D — Terms and Conditions of OT Interim Funding Agreement

Schedule E — Terms and Conditions of RT/IVN Governance Agreement

Schedule F — Terms and Conditions of OT Management Agreement

Schedule G — Terms and Conditions of OT Exploration Agreement

Schedule H — Terms and Conditions of RMF Share Purchase Agreement

Schedule I — Terms and Conditions of Citi Share Purchase Agreement

Schedule J — Representations and Warranties of Ivanhoe

Schedule K — Representations and Warranties of Rio Tinto

Schedule L — Deliveries at the Closing

Schedule M — Deliveries at the Final Documentation Date

Schedule N — Form of Funding Notice

Schedule O — Form of Funding Request

Schedule P — Form of CAAA Acknowledgement Agreement

Schedule Q — Form of RMF Amending Agreement

Schedule R — Form of Name Rights Agreement

Schedule S — Form of Promissory Note

3.	The following rules shall be applied in interpreting this Heads of Agreement:
(a)	“this Heads of Agreement” means this Heads of Agreement, including the schedules hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Heads of Agreement as a whole and not to any particular Article, Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision;

(b)	all references in this Heads of Agreement to designated “Articles”, “Sections”, “subsections”, “clauses”, “subclauses”, “paragraphs”, “subparagraphs” and other subdivisions are to the designated Articles, Sections, subsections, clauses, subclauses, paragraphs, subparagraphs and other subdivisions of this Heads of Agreement;

(c)	the headings are for convenience only and do not form a part of this Heads of Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Heads of Agreement or any provision hereof;

(d)	where the context so admits, all references in this Heads of Agreement to the singular shall be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate, and vice versa;

(e)	the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(g)	any reference to an agreement includes and is a reference to such agreement and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time;

(h)	any reference to the termination of Section 6.1 of the PPA does not include a suspension of Section 6.1 of the PPA pursuant to Section 6.3 of the PPA;

(i)	all references to currency are deemed to mean lawful money of the United States of America (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Heads of Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(j)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

(k)	in the event that any date on which an action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and

(l)	where any amount to be calculated pursuant to this Heads of Agreement is in Canadian dollars, such amount shall converted into U.S. dollars using the Bank of Canada noon rate of exchange on the applicable date.
Rights Offering
4.	Rio Tinto agrees, for the period from the date of this Heads of Agreement until the Rights Offering Closing Date (the “Rights Offering Period”), to:
(a)	support the Rights Offering (substantially on the terms described in the Preliminary Prospectus as modified by the terms of Section 7 hereof) by:
A.	publicly announcing its agreement to exercise all Rights issued to it; and

B.	exercising all such Rights prior to the Expiry Date;

(b)	use its reasonable efforts to cause such Rio Tinto representatives as may be mutually agreed by Rio Tinto and Ivanhoe to attend such Ivanhoe road shows or marketing presentations as may reasonably requested by Ivanhoe in support of the Rights Offering; and

(c)	refrain from taking any action or making any public statement in connection with the Rights Offering inconsistent with its agreement to exercise all Rights issued to it.
5.	Rio Tinto acknowledges that Ivanhoe will be entitled to publicly disclose in the Final Prospectus the agreement of Rio Tinto to exercise all Rights issued to Rio Tinto.

6.	Ivanhoe will prepare a detailed script and Q&A to be used for Ivanhoe road shows and marketing presentations and public statements during the Rights Offering Period that (i) in respect of the OT Project (including the Estimate Disclosure) and (ii) in respect of the parties’ respective contractual rights and obligations (the “Rio Tinto/Ivanhoe Relationship”)), is acceptable to Rio Tinto, acting reasonably. Each of Ivanhoe and Rio Tinto agrees that, during the Rights Offering Period and except as required by Applicable Law, it will not make any public statements, whether oral or in writing, inconsistent in any material respect with such detailed script and Q&A.

7.	Ivanhoe agrees that the Rights Offering will be made on the following basis:
(a)	the Record Date will be December 31, 2010 or such other date as may be agreed by the parties;

(b)	the Expiry Date will be no earlier than the twenty-first (21st) day and no later than the twenty-eighth (28th) day following the Record Date;

(c)	the Rights Offering Closing Date will be the later of the fifth (5th) Business Day following the Expiry Date and, if a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval, the second (2nd) Business Day following the date of the Ivanhoe Meeting;

(d)	Ivanhoe will issue Rights sufficient to generate aggregate gross subscription proceeds of between $1.0 billion and $1.2 billion;

(e)	the Subscription Price for the Rights will be at a discount, as determined by Ivanhoe, in the range of 40% to 50% to the volume weighted average price of Ivanhoe Shares on the NYSE on the twenty (20) trading days immediately before December 8, 2010;

(f)	the Final Prospectus will include disclosure regarding the reservation of legal rights in accordance with Section 67 hereof;

(g)	Ivanhoe will use its reasonable efforts and act in good faith to file the Final Prospectus with the applicable securities regulatory authorities in each province and territory of Canada and with the United States Securities and Exchange Commission on the Closing but in any event no later than two (2) Business Days following the Closing (the “Filing Date”);

(h)	except with the prior written consent of Rio Tinto or as required by Applicable Law, Ivanhoe may not amend those portions of the Final Prospectus relating to the OT Project (including the Estimate Disclosure), the Rio Tinto/Ivanhoe Relationship (including this Heads of Agreement and the transactions contemplated hereby) and the Rights Offering; and

(i)	the Rights Offering will be conducted in all respects in accordance with Applicable Law.
8.	In connection with the Rights Offering, Ivanhoe acknowledges and agrees that:
(a)	Rio Tinto is a Qualified Holder; and

(b)	provided that Rio Tinto has paid the requisite subscription price, Ivanhoe will have no right to reject any subscription for Ivanhoe Shares from Rio Tinto or to treat as invalid any exercise of any Rights by Rio Tinto, provided further that, if as a result of a subscription for Ivanhoe Shares by Rio Tinto upon the exercise of any Rights by Rio Tinto, Rio Tinto would be in breach of Section 6.1(b) of the PPA (as amended pursuant to Section 31 hereof), Ivanhoe will reject only that portion of Rio Tinto’s subscription (and, for greater certainty, Ivanhoe will return to Rio Tinto the applicable subscription proceeds without interest or deduction) which is necessary to ensure there is no such breach.
9.	Ivanhoe agrees that it will use reasonable efforts to complete the Rights Offering by the Rights Offering Closing Date upon the terms contemplated herein and in the Final Prospectus.

10.	Ivanhoe agrees that the Rights Offering will not be subject to the Minimum Subscription Condition or any other condition other than the mechanical conditions applicable to individual holders of Rights respecting the exercise of their Rights that are:
(a)	customary in rights offerings conducted by issuers having securities listed on the TSX; and

(b)	described in the Preliminary Prospectus.
11.	Rio Tinto waives the fourteen (14) day notice of Record Date requirement in accordance with Section 11.1 of the certificates for each of the Series B Warrants and Type B, Series 1 Warrants and Section 12.11 of the certificate for the Series C Warrants in respect of the Rights Offering.
Ivanhoe Share Purchase and Sale
12.	On the date of this Heads of Agreement, Rio Tinto will enter into a share purchase agreement with RMF (the “RMF Share Purchase Agreement”) pursuant to which RMF will agree to sell ten million (10,000,000) Ivanhoe Shares (the “RMF Purchased Shares”) to Rio Tinto and Rio Tinto will agree to purchase the RMF Purchased Shares from RMF on December 15, 2010, all on the terms and conditions set forth in Schedule H attached hereto. The price per RMF Purchased Share will be, subject to the terms and conditions of the RMF Share Purchase Agreement, the simple average of the closing price of Ivanhoe Shares on the NYSE on the twenty (20) trading days preceding December 8, 2010.

13.	On the date of this Heads of Agreement, Rio Tinto will enter into a share purchase agreement with Citibank, N.A. (the “Citi Share Purchase Agreement”) pursuant to which Citibank, N.A. will agree to sell ten million (10,000,000) Ivanhoe Shares plus a number of additional Ivanhoe Shares equal to (i) 10,000,000 divided by (ii) the number of Rights required to be held by a holder as of the Record Date that would entitle such holder to subscribe for one Ivanhoe Share under the terms and conditions of the Rights Offering (collectively, the “Citi Purchased Shares”) to Rio Tinto and Rio Tinto will agree to purchase the Citi Purchased Shares from Citibank, N.A. on the Rights Offering Closing Date, all on the terms and conditions set forth in Schedule I attached hereto. The price per Citi Purchased Share will be, subject to the terms and conditions of the Citi Share Purchase Agreement, the simple average of the closing price of Ivanhoe Shares on the NYSE on the twenty (20) trading days preceding December 8, 2010.

14.	Ivanhoe acknowledges and agrees that, upon the acquisition by Rio Tinto of the RMF Purchased Shares and the Citi Purchased Shares, it will record the transfer of the RMF Purchased Shares and the Citi Purchased Shares in its share register with effect on the respective closing dates specified in the RMF Share Purchase Agreement and the Citi Share Purchase Agreement.
Outstanding Warrants
15.	At the Closing, Rio Tinto will:
(a)	if Shareholder Approval is not a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, exercise a sufficient number of Series B Warrants to subscribe for and purchase at least 33,783,784 Ivanhoe Shares at an exercise price of $8.88 per Ivanhoe Share; or

(b)	if a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval, lend $300,000,002 to Ivanhoe upon the terms and conditions set forth in the promissory note (the “Promissory Note”) attached hereto as Schedule S.
16.	Notwithstanding anything to the contrary herein but subject to Section 6.1 of the PPA (as amended by Section 31 hereof):
(a)	Ivanhoe acknowledges that Rio Tinto may exercise any and all of its Outstanding Warrants in accordance with their terms at any time and from time to time; and

(b)	Rio Tinto agrees that it will exercise all of its Outstanding Warrants by no later than January 18, 2012.
17.	With effect as of the later of (i) the Closing and (ii) if a condition precedent of the Exchange Approval for the amendment of the Outstanding Warrants is Shareholder Approval, the date Shareholder Approval is obtained, Section 10.13 of the certificates for each of the Series B Warrants and Type B, Series 1 Warrants and Section 11.13 of the certificate for the Series C Warrants will be deemed to be amended in the manner contemplated in Schedule B attached hereto.

Subscription Right
18.	At the later of (i) the Closing and (ii) if a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscriptions Right is Shareholder Approval, the date Shareholder Approval is obtained, Rio Tinto will subscribe for and purchase, and Ivanhoe will issue and sell to Rio Tinto, a subscription right exercisable from time to time to subscribe for Ivanhoe Shares (the “Subscription Right”) on the terms and conditions set forth in the certificate attached hereto as Schedule C, in consideration for a subscription price of US$1,000 in cash. The price per Ivanhoe Share under the Subscription Right will be the volume weighted average price of Ivanhoe Shares on the TSX on the five (5) trading days immediately before the applicable date of exercise. The Subscription Right will terminate upon the earlier of (i) termination of Section 6.1 of the PPA pursuant to Section 20 of the Amending and Additional Rights Agreement and (ii) January 18, 2012.

19.	No member of the Rio Tinto Group will be permitted to subscribe for Ivanhoe Shares under the Subscription Right if, immediately following such subscription, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, more than a number of Ivanhoe Shares that would equal (A) 49.0% of the then issued and outstanding Ivanhoe Shares less (B) the amount, if any, by which 3,700,000 exceeds the number of Ivanhoe Shares acquired by the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert from any person (other than Ivanhoe Shares acquired from (i) RMF in accordance with the RMF Share Purchase Agreement, (ii) Citibank, N.A. in accordance with the Citi Share Purchase Agreement and (iii) Ivanhoe) between the date of this Heads of Agreement and the termination of the Subscription Right. For purposes of calculating (a) the total number of Ivanhoe Shares that the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, at a particular time and (b) the total number of issued and outstanding Ivanhoe Shares at a particular time, and notwithstanding anything to the contrary, (X) the Ivanhoe Shares issuable upon the exercise of any Outstanding Warrants that are unexercised at that time will be deemed to have been issued and (Y) the Ivanhoe Shares issuable upon the exercise of the portion of the Subscription Right that is unexercised at that time will not be deemed to have been issued.

20.	Upon two (2) Business Days’ notice from Rio Tinto to Ivanhoe, Ivanhoe will provide to Rio Tinto a certificate setting out (i) the total number of Ivanhoe Shares then issued and outstanding and (ii) the number of Ivanhoe Shares issued since the date of this Heads of Agreement or the effective date of the last certificate delivered by Ivanhoe to Rio Tinto under this Section, whichever is later, pursuant to any equity incentive plan adopted by Ivanhoe and approved by the holders of Ivanhoe Shares. Rio Tinto will be entitled to rely on such information for purposes of Section 19 hereof.

21.	No member of the Rio Tinto Group will have the right to transfer all or part of the Subscription Right to any person other than another member of the Rio Tinto Group.

22.	Ivanhoe and Rio Tinto agree that, under no circumstances will the Subscription Right entitle Rio Tinto to acquire, in any six month period, pursuant to the Subscription Right, a number of Ivanhoe Shares representing more than 10% of the number of Ivanhoe Shares outstanding as of the beginning of any such six month period.

23.	For greater certainty, the terms of the Subscription Right will not be construed to limit Rio Tinto’s existing rights under the PPA to purchase Ivanhoe Shares from third parties in accordance with the limitations provided in Section 6.1(b) of the PPA (as amended by Section 31 hereof).
Use of Proceeds
24.	Rio Tinto and Ivanhoe agree that, effective as of the Closing, Section 2.14 of the PPA will be deleted in its entirety and replaced as follows:

“Ivanhoe covenants and agrees that it will use:
(a)	not less than ninety per cent (90%) of the proceeds from the First Tranche Private Placement Shares and the Second Tranche Private Placement Shares and from the exercise of the Series A Warrants and the Type A, Series 1 Warrants; and

(b)	other than $180 million in the aggregate, all of the proceeds from the Rights Offering, from the sale of Ivanhoe Shares or Ivanhoe Convertible Securities to a member of the Rio Tinto Group (including without limitation from the exercise of the Outstanding Warrants and the Subscription Right) and from the sale of the OT Payment (net of any taxes arising on the sale), to fund expenditures in respect of Operations.”

25.	Ivanhoe covenants and agrees that the proceeds from the sale of any Non-OT Assets may not be used, directly or indirectly, to acquire any new assets or to fund any existing projects other than the development of the OT Project and the Altynalmas Project. For greater certainty, proceeds from the sale of Non-OT Assets may, subject to the foregoing restriction, be used for Ivanhoe’s general corporate purposes including the payment of taxes and corporate expenses.

26.	On or prior to the Closing Date, Ivanhoe will establish at the Canadian Imperial Bank of Commerce in Canada an account in its name (the “OT Account”). On the Closing Date, Ivanhoe will deposit in the OT Account that portion of the remaining proceeds from the First Tranche Private Placement Shares and the Second Tranche Private Placement Shares and from the exercise of the Series A Warrants and the Type A, Series 1 Warrants which Ivanhoe is required to use to fund expenditures in respect of Operations pursuant to Section 2.14 of the PPA.

27.	From the Closing Date until the date upon which the OT Project Financing is obtained, Ivanhoe will, subject to Section 29 hereof, deposit in the OT Account;
(a)	the gross proceeds from the Rights Offering;

(b)	the gross proceeds from the issuance of Ivanhoe Shares or Ivanhoe Convertible Securities to Rio Tinto pursuant to the exercise of the Outstanding Warrants, the Subscription Right or otherwise;

(c)	the net proceeds, if any, from the sale of any Non-OT Assets that Ivanhoe, in its discretion, determines to use for the development of the OT Project;

(d)	the proceeds from any sale of the OT Payment (net of any taxes arising on the sale);

(e)	any draw down proceeds from the Interim Funding Facility or the OT Project Financing which are permitted to be deposited in the OT Account; and

(f)	any other funds required by a Transaction Document (as defined in Schedule D attached hereto) to be paid to OT LLC or applied for the purposes of the OT Project.
28.	On or prior to the Closing Date, Ivanhoe will establish at Canadian Imperial Bank of Commerce in Canada an account in its name (the “Non-OT Account”). On the Closing Date, Ivanhoe will deposit in the Non-OT Account, that portion of the remaining proceeds from the First Tranche Private Placement Shares and the Second Tranche Private Placement Shares and from the exercise of the Series A Warrants and the Type A, Series 1 Warrants which Ivanhoe is not required to use to fund expenditures in respect of Operations pursuant to Section 2.14 of the PPA.

29.	From the Closing Date until the date upon which the OT Project Financing is obtained, Ivanhoe may deposit in the Non-OT Account:
(a)	up to $180 million, in the aggregate, from:
A.	the gross proceeds from the Rights Offering;

B.	the gross proceeds from the issuance of Ivanhoe Shares or Ivanhoe Convertible Securities to Rio Tinto pursuant to the exercise of the Outstanding Warrants, the Subscription Right or otherwise; and

C.	the gross proceeds from the sale of the OT Payment (net of any taxes arising on the sale);
provided that, no more than 10% of the gross proceeds from any of the items listed in (A), (B) and (C) may be deposited in the Non-OT Account;

(b)	the proceeds from the sale of Non-OT Assets that Ivanhoe, in its discretion, determines not to use for the development of the OT Project; and

(c)	any other funds not required by Section 27 hereof to be deposited in the OT Account.
30.	Upon ten (10) Business Days’ notice from Rio Tinto to Ivanhoe, Ivanhoe will provide to Rio Tinto a certificate setting out (i) the OT Account Balance and (ii) the details of the debits and credits to the OT Account since the date of this Heads of Agreement or the effective date of the last certificate delivered by Ivanhoe to Rio Tinto under this Section, whichever is later.

Standstill
31.	Rio Tinto and Ivanhoe agree that, effective as of the Closing, Section 6.1 of the PPA is deleted in its entirety and replaced as follows:

“Rio Tinto hereby covenants and agrees that, until January 18, 2012, the Rio Tinto Group will not, except with the prior approval of Ivanhoe by way of a resolution passed by Ivanhoe’s board of directors acting by simple majority or as provided in Section 6.2 or Section 6.3:
(a)	engage in any Specified Activity; or

(b)	directly or indirectly acquire, alone or jointly or in concert with any other person, any Ivanhoe Shares if, immediately following such acquisition, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, more than 49.0% of the then issued and outstanding Ivanhoe Shares. For purposes of calculating (a) the total number of Ivanhoe Shares that the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, at a particular time and (b) the total number of issued and outstanding Ivanhoe Shares at a particular time, and notwithstanding anything to the contrary, (X) the Ivanhoe Shares issuable upon the exercise of any Outstanding Warrants that are unexercised at that time will be deemed to have been issued and (Y) the Ivanhoe Shares issuable upon the exercise of the portion of the Subscription Right that is unexercised at that time will not be deemed to have been issued.”
32.	Rio Tinto and Ivanhoe agree that, effective as of the Closing:
(a)	Section 6.2 of the PPA is deleted in its entirety and replaced as follows:

“Section 6.1 will not apply to any acquisition by Rio Tinto of any Ivanhoe Shares or Ivanhoe Convertible Securities from RMF or any of his Affiliates pursuant to any rights of first refusal in favour of Rio Tinto arising under the Shareholders’ Agreement.”

(b)	Section 20 of the Amending and Additional Rights Agreement is deleted in its entirety and replaced as follows:

“If, as a result of the exercise of the Right of First Offer, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, (assuming the completion of the acquisition of all Ivanhoe Shares or Ivanhoe Convertible Securities specified in the applicable Financing Notice) more than forty nine per cent (49.0%) of the then issued and outstanding Ivanhoe Shares, Section 6.1 of the Private Placement Agreement will be deleted in its entirety and cease to be of any force and effect. For purposes of calculating (a) the total number of Ivanhoe Shares that the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, at a particular time and (b) the total number of issued and outstanding Ivanhoe Shares at a particular time, and notwithstanding anything to the contrary, (X) the Ivanhoe Shares issuable upon the exercise of any Outstanding Warrants that are unexercised at that time will be deemed to have been issued and (Y) the Ivanhoe Shares issuable upon the exercise of the portion of the Subscription Right that is unexercised at that time will not be deemed to have been issued.”
Project Finance
33.	Ivanhoe and Rio Tinto agree to act together diligently and in good faith to negotiate a comprehensive project financing for the OT Project (the “OT Project Financing”) acceptable to both Ivanhoe and Rio Tinto, each acting reasonably, of, unless the parties otherwise agree, $3.6 billion from a primary group of lenders under an “A loan” structure and from a group of commercial lenders under a “B loan” structure. In the event such OT Project Financing is available and approved as hereinafter provided, Ivanhoe will enter into any and all definitive and binding documentation acceptable to both Ivanhoe and Rio Tinto, each acting reasonably, required to obtain the OT Project Financing.

34.	Each of Rio Tinto and Ivanhoe acknowledge that it is the goal of the parties to have the OT Project Financing in place before June 30, 2011.

35.	As promptly as possible but in no event after more than thirty (30) days following the Closing Date, Ivanhoe will provide to Rio Tinto a reasonable opportunity to receive a comprehensive briefing on the status and term of the OT Project Financing, including the identity of potential providers of funds, and will make available to Rio Tinto all term sheets, documents and other information regarding the OT Project Financing which is reasonably necessary for Rio Tinto to participate in the OT Project Financing in accordance with Section 33 hereof.

36.	Each of Rio Tinto and Ivanhoe agree that it and its advisors will not engage in any discussions with respect to material terms of a proposed OT Project Financing with a potential lender or lenders without first having provided a reasonable opportunity for the other party and its advisors to participate in such discussions.

37.	Rio Tinto and Ivanhoe agree that Hatch will advise Ivanhoe on the OT Project Financing. Subject to the unanimous approval of the board of directors of OT LLC, all fees and costs payable to Hatch in relation to the OT Project Financing will be charged to the OT Project. Ivanhoe and Rio Tinto will instruct their nominees to the OT LLC board of directors to vote in favour of such approval if required to ensure unanimity.

38.	Rio Tinto and Ivanhoe agree that Rio Tinto may retain Rothschild and, at its own cost unless otherwise agreed by Ivanhoe, other consultants to advise Rio Tinto on the OT Project Financing. Rio Tinto agrees the fees payable to Rothschild will not include a success fee. Subject to the unanimous approval of the board of directors of OT LLC, all fees and costs payable to Rothschild in relation to the OT Project Financing will be charged to the OT Project. Ivanhoe and Rio Tinto will instruct their nominees to the OT LLC board of directors to vote in favour of such approval if required to ensure unanimity.

39.	In the event that the persons negotiating on behalf of Rio Tinto and Ivanhoe in accordance with Section 33 hereof cannot reach consensus on a substantive aspect of any proposed OT Project Financing, each of Rio Tinto and Ivanhoe has the right, exercisable at any time in its sole discretion by notice to the other party, to elevate the issue to be resolved by the principal commercial negotiators of each party within twenty (20) Business Days, or failing a consensus between them within such twenty (20) Business Day period, to the chief executive officers of each party. In the event that consensus cannot be reached between the chief executive officers within a further twenty (20) Business Day period, each of Rio Tinto and Ivanhoe has the right, exercisable at any time in its sole discretion after such further twenty (20) Business Day period, to unilaterally present an OT Project Financing proposal (a “Financing Proposal”) to the Technical Committee, the board of directors of Ivanhoe and the board of directors of OT LLC for their respective approvals. No party shall be permitted to present to the Technical Committee, the board of directors of Ivanhoe and the board of directors of OT LLC more than one Financing Proposal every forty-five (45) days.

40.	No member of the Rio Tinto Group will be required to offer completion guarantees or other financial support for the OT Project Financing but will favourably consider reasonable requests to provide non-financial support for the OT Project Financing including, without limitation, the provision of support services and secondment personnel. Rio Tinto agrees to use its reasonable efforts to assist Ivanhoe with the preparation of an information memorandum and an appropriate lenders’ due diligence process for the OT Project Financing but will have no liability (financial or otherwise) therefor.

41.	Rio Tinto and Ivanhoe agree that the final terms of the OT Project Financing require the prior approval of each of the Technical Committee, the board of directors of Ivanhoe and the board of directors of OT LLC.
Interim Funding
42.	Rio Tinto or a member of the Rio Tinto Group to be designated by Rio Tinto (the “Rio Tinto Funding Company”) agrees, effective as of the Effective Date, to provide to Ivanhoe a non-revolving interim funding facility of $1.8 billion, on the terms and conditions set forth in Schedule D attached hereto (the “Interim Funding Facility”).

43.	On or before the Final Documentation Date, Rio Tinto agrees to cause the Rio Tinto Funding Company to, and Ivanhoe will, enter into a credit agreement for the Interim Funding Facility (the “OT Interim Funding Agreement”), on the terms and conditions set forth in Schedule D attached hereto.
Funding Requests
44.	From the Effective Date until earlier of (i) the date upon which the OT Project Financing is obtained, or (ii) Interim Funding Facility is either fully drawn or repaid and terminated, Rio Tinto will cause the Rio Tinto Manager to prepare and submit to Ivanhoe, no later than the fifth (5th) Business Day of each calendar month, an estimate of the expected costs and expenditures in respect of Operations for the immediately following calendar month (the “Monthly Estimate”) and the Rio Tinto Manager will include with each Monthly Estimate a direction regarding (i) the delivery of the funds to the Rio Tinto Manager required to meet Monthly Estimate plus a reserve of $25 million, (ii) the Rio

Tinto Manager’s understanding of the number of Outstanding Warrants and their exercise price, and (iii) the Rio Tinto Manager’s understanding of the total funds available to Ivanhoe under the Interim Funding Facility, all substantially in the form attached hereto as Schedule N (each, a “Funding Notice”). For the avoidance of doubt, the reserve of $25 million may only be used by the Rio Tinto Manager in respect of budgets approved by the Technical Committee and the board of directors of OT LLC or, if any such budget has not yet been approved, the budget then in effect under the OT Management Agreement, or in respect of costs which the Rio Tinto Manager is otherwise authorised to incur under the OT Management Agreement.

45.	Within five (5) Business Days following receipt of a Funding Notice, Ivanhoe will provide to Rio Tinto and to the Rio Tinto Funding Company a request for funding substantially in the form attached hereto as Schedule O (each, a “Funding Request”):
(a)	setting out the Available OT Funds; and

(b)	if required, requesting funding by the end of such calendar month in the amount by which the Available OT Funds will be insufficient to fund the Monthly Estimate set out in such Funding Notice (such amount being a “Funding Call”).
46.	Within five (5) Business Days following receipt of a Funding Request, Rio Tinto will, absent manifest error in such Funding Request, exercise that value of Outstanding Warrants, sufficient to generate gross proceeds no less than the Funding Call as set out in such Funding Request and will deliver such proceeds in accordance with the direction in the Funding Notice by no later than the end of such calendar month. Ivanhoe agrees (i) to cause such proceeds to be made available, directly or indirectly via one or more of the Ivanhoe Holdcos, to OT LLC by means of one or more loans or other flow of funds in accordance with Section 9 of the Acknowledgement, Consent and Amending Agreement between Ivanhoe, Rio Tinto and others dated October 6, 2009 (the “ACAA”) and the OT Shareholders Agreement and (ii) that, subject to any changes agreed to between Ivanhoe and Rio Tinto as a result of the consultation process described in Section 4(c) of Schedule D attached hereto, pursuant to one or more payment directions (which may be standing payment directions) from any Ivanhoe Holdcos in the chain of funding referred to above, Rio Tinto will be instructed to, and will, pay such proceeds directly to the Rio Tinto Manager. Ivanhoe will in good faith consult with, and give due consideration to the views of, Rio Tinto as to the means by which such proceeds will be made available to OT LLC in accordance with Section 9 of the ACAA and the OT Shareholders Agreement.

47.	If (i) there are no Outstanding Warrants, or (ii) the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund the Funding Call as set out in the then current Funding Request, Ivanhoe will, within five (5) Business Days following delivery of the Funding Request, make a request for draw down under the Interim Funding Facility to be advanced by the end of the calendar month in an amount equal to (such amount being a “Funding Call Deficiency”) the least of (i) such Funding Call, (ii) the amount by which the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund such Funding Call and (iii) the undrawn amount under the Interim Funding Facility. Absent manifest error in the Funding Request and subject to the terms and conditions of the Interim Funding Facility and there being sufficient funds in the Interim Funding Facility, the Rio Tinto Funding Company will advance such Funding Call Deficiency and deliver such funds to the Rio Tinto Manager in accordance with the direction in the Funding Notice.

48.	Except as set out above, no member of the Rio Tinto Group will be obligated to fund any Funding Call or Funding Call Deficiency or any other deficiency.

49.	If Ivanhoe fails to deliver a Funding Request within five (5) Business Days following receipt of a Funding Notice, then, upon notice from Rio Tinto to Ivanhoe, a Funding Call in the amount set out in the Funding Notice shall be deemed to have been made. If Ivanhoe fails to request a draw down under the Interim Funding Facility as required in Section 47 hereof, then, upon notice from Rio Tinto to Ivanhoe, a draw down under the Interim Funding Facility in the amount of the Funding Call Deficiency shall be deemed to have been made.

50.	Notwithstanding anything to the contrary herein, Ivanhoe and Rio Tinto agree that:
(a)	immediately upon the exercise of Series B Warrants in accordance with Section 15(a) hereof, the Rio Tinto Manager will be deemed to have given to Ivanhoe a Funding Notice for an amount equal to 90% of the subscription price payable to Ivanhoe (such amount being the “Initial Funding Proceeds”) to fund expenditures in respect of Operations; or

(b)	immediately upon the issuance of the Promissory Note in accordance with Section 15(b) hereof, the Rio Tinto Manager will be deemed to have given to Ivanhoe a Funding Notice for an amount equal to 90% of the principal amount evidenced by the Promissory Note (such amount being the “Promissory Note Amount”) to fund expenditures in respect of Operations, and Ivanhoe will be deemed to have provided to Rio Tinto a Funding Request for the amount of such Initial Funding Proceeds or Promissory Note Amount, as applicable, and Rio Tinto will deliver such Initial Funding Proceeds or Promissory Note Amount, as applicable, to the Rio Tinto Manager.
OT Project Management
51.	Ivanhoe and Rio Tinto agree that, effective at the Closing:
(a)	certain decision-making in respect of the OT Project will be as set forth in Schedule E attached hereto;

(b)	management of the OT Project will be as set forth in Schedule F attached hereto; and

(c)	exploration of the OT Project will be as set forth in Schedule G attached hereto.
52.	On or before the Final Documentation Date:
(a)	Ivanhoe and Rio Tinto will, and Ivanhoe will cause OT Holdco to, enter into a governance agreement (“RT/IVN Governance Agreement”) in respect of the OT Project on the terms and conditions set forth in Schedule E attached hereto;

(b)	Rio Tinto or a member of the Rio Tinto Group to be designated by Rio Tinto (the “Rio Tinto Manager”) will, and each of Rio Tinto and Ivanhoe will use their reasonable efforts to cause OT LLC to, enter into a management agreement

(“OT Management Agreement”) in respect of the OT Project on the terms and conditions set forth in Schedule F attached hereto; and

(c)	Ivanhoe or a member of the Ivanhoe Group to be designated by Ivanhoe (the “Ivanhoe Exploration Company”) will, and Rio Tinto will cause the Rio Tinto Manager to, enter into an exploration agreement (“OT Exploration Agreement”) in respect of the OT Project on the terms and conditions set forth in Schedule G attached hereto.
53.	Until such time as the OT Management Agreement is entered into pursuant to Section 52(b) hereof:
(a)	the Rio Tinto Manager will comprise the Management Team engaged pursuant to clause 6.2(a) of the OT Shareholders Agreement and will provide the services and support contemplated by clause 6 of the OT Shareholders Agreement; and

(b)	as between Rio Tinto and Ivanhoe, the Rio Tinto Manager will provide those services and support on the terms and conditions of the OT Management Agreement on and from the Closing.
54.	Ivanhoe and Rio Tinto agree to co-operate and work together to ensure a smooth and orderly transition of the management of the OT Project from Ivanhoe to the Rio Tinto Manager including the identification of key personnel employed by Ivanhoe or seconded to OT LLC, and an agreement of the basis on which their services will continue to be made available to the OT Project for a transitional period or on a permanent basis.

55.	Ivanhoe and Rio Tinto agree that on and from the date of this Heads of Agreement, Rio Tinto will be entitled to nominate the senior management of OT LLC from time to time to be appointed or removed by the board of directors of OT LLC. Ivanhoe will procure the termination of the secondment of any Ivanhoe employee to OT LLC whose services are not to be retained as part of the transitional arrangements contemplated by this Heads of Agreement.

56.	Ivanhoe and Rio Tinto agree that the Management Services Payment will be accrued by OT LLC until the Commencement of Production.

57.	Ivanhoe and Rio Tinto hereby confirm that the letter agreement between them, OT LLC and Rio Tinto Alcan Inc dated October 6, 2009, as supplemented by a letter agreement between Ivanhoe, Rio Tinto and Rio Tinto Alcan Inc. dated the date of this Heads of Agreement, remains in full force and effect.
Ivanhoe Board of Directors
58.	Effective at the Closing, Rio Tinto agrees and covenants that it will not exercise the voting rights under its Ivanhoe Shares for the election of Rio Tinto nominees to the Ivanhoe board of directors beyond its entitlements provided for in Part 4 of the PPA or to elect any individual (other than a director of Ivanhoe on the date of the Heads of Agreement) until the earlier of:
(a)	the termination or expiry of Section 6.1 of the PPA (as amended by Section 31 hereof); and

(b)	the date upon which an arbitrator or court determines, or Ivanhoe acknowledges, that Ivanhoe has committed a Significant Breach.
Notwithstanding the foregoing, if:
(c)	management or the board of directors of Ivanhoe, or RMF or any of his Affiliates, nominates or supports any individual who is not a Rio Tinto nominee under Part 4 of the PPA or this Section or a director of Ivanhoe on the date of the Heads of Agreement for election as a director of Ivanhoe (an “Impermissible Nominee”); or

(d)	any Impermissible Nominee is elected to the board of directors of Ivanhoe,
Rio Tinto may, in addition to exercising the voting rights under its Ivanhoe Shares for the election of Rio Tinto nominees to the Ivanhoe board of directors provided for in Part 4 of the PPA, nominate, and/or exercise such voting rights for the election of, a number of individuals of its choosing equal to the number of Impermissible Nominees

In addition, if any Impermissible Nominee is appointed to the board of directors of Ivanhoe or Ivanhoe grants director nomination rights to any third party on or before the earlier of:
(e)	the termination or expiry of Section 6.1 of the PPA (as amended by Section 31 hereof); and

(f)	the date upon which an arbitrator or court determines, or Ivanhoe acknowledges, that Ivanhoe has committed a Significant Breach,
Section 6.1 of the PPA (as amended by Section 31 hereof) will be deleted in its entirety and cease to be of any force and effect.

59.	From and after the date of the next annual general meeting of Ivanhoe’s shareholders held after the date of this Heads of Agreement (the “AGM”) until the earlier of (i) January 18, 2014 and (ii) the date Ivanhoe ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada, the directors of Ivanhoe who are Independent Ivanhoe Directors will be entitled to appoint an Independent Ivanhoe Director to be the Chairman of Ivanhoe. Rio Tinto acknowledges that the incumbent Independent Ivanhoe Directors of Ivanhoe have selected David Huberman to be the Chairman commencing at the AGM.

60.	From and after the earlier of (i) an Ivanhoe Change of Control in favour of Rio Tinto and (ii) the termination or expiry of Section 6.1 of the PPA (as amended by Section 31 hereof):
(a)	one incumbent Ivanhoe director (selected by the incumbent Ivanhoe senior management and acceptable to Rio Tinto) who is an Independent Ivanhoe Director but who was not nominated by Rio Tinto pursuant to its rights under Part 4 of the PPA; and

(b)	two incumbent Ivanhoe directors (selected by RMF and acceptable to Rio Tinto) conditional upon RMF continuing to own at least 10% of the outstanding Ivanhoe Shares, may remain as directors of Ivanhoe (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of such directors from time to time until the earlier of January 18, 2014 and the date Ivanhoe ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada.

61.	From and after the earlier of (i) an Ivanhoe Change of Control in favour of Rio Tinto and (ii) the termination or expiry of Section 6.1 of the PPA (as amended by Section 31 hereof), Ivanhoe and Rio Tinto agree that, until January 18, 2014, at least 8 of the 14 directors on the Ivanhoe board will be Independent Ivanhoe Directors. For greater certainty, any Independent Ivanhoe Director selected by the incumbent Ivanhoe senior management or RMF as contemplated in Section 60 hereof will be included in such calculation of Independent Ivanhoe Directors.
Approvals
62.	Ivanhoe agrees to:
(a)	apply promptly for, and use its reasonable efforts, to obtain expeditiously Exchange Approval for the issuance of the Subscription Right, any Ivanhoe Shares to be issued pursuant to the exercise of the Rights and the Subscription Right and the amendment of the Outstanding Warrants in accordance with Section 17 hereof (the “Exchange Approval Matters”); and

(b)	use its reasonable efforts to satisfy all conditions precedent to Exchange Approval for the Exchange Approval Matters.
63.	If a condition precedent of the Exchange Approval for the Exchange Approval Matters is approval of any of the Exchange Approval Matters by the holders of Ivanhoe Shares (“Shareholder Approval”), then Ivanhoe will convene a special meeting of the holders of Ivanhoe Shares (the “Ivanhoe Meeting”) to be held no later than January 28, 2011, or such other date as may be agreed by Rio Tinto and Ivanhoe, for the purpose of procuring Shareholder Approval. In such case, Ivanhoe will solicit proxies for the Ivanhoe Meeting in favour of Shareholder Approval and prepare and mail to holders of Ivanhoe Shares, as soon as reasonably practicable, a management proxy circular (the “Proxy Circular”) in which the Ivanhoe board of directors will make a written recommendation to holders of Ivanhoe Shares to vote such Ivanhoe Shares at the Ivanhoe Meeting in favour of Shareholder Approval.

64.	If:
(a)	the Exchange Approval (whether or not on conditions) for the Exchange Approval Matters is not obtained by December 15, 2010 or such other date as may be agreed by Rio Tinto and Ivanhoe, this Heads of Agreement will be void and of no force and effect;

(b)	a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval and Shareholder Approval is not

obtained at the Ivanhoe Meeting by January 28, 2011 or such other date as may be agreed by Rio Tinto and Ivanhoe,
A.	Sections 18 to 23 hereof will be void and of no force and effect if a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscription Right is Shareholder Approval;

B.	Section 17 hereof will be void and of no force and effect if a condition precedent of the Exchange Approval for the amendment of the Outstanding Warrants is Shareholder Approval;

C.	Sections 31 and 32 [Standstill], 33 to 41 [Project Financing], 42 and 43 [Interim Funding], 44 to 48 [Funding Requests], 58 to 61 [Ivanhoe Board of Directors], 68 to 70 [Arbitration] and 71, 72 and 74 [Other OT Project Matters] hereof and the CAAA Acknowledgement Agreement, RMF Amending Agreement and Name Rights Agreement will be void and of no force and effect; and

D.	the RMF Purchased Shares and the Citi Purchased Shares will be included in the floating calculation of 6.65% of the issued and outstanding Ivanhoe Shares from time to time for the purposes of Section 6.1(b) of the PPA (disregarding the amendment contemplated by Section 31 hereof and excluding from the calculation, but only to the extent, and for as long as is, necessary in order to ensure no resulting breach of Section 6.1(b) of the PPA, up to 15,000,000 of the Ivanhoe Shares issued to Rio Tinto pursuant to the Subscription Agreement); and
(c)	a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval and Shareholder Approval is obtained at the Ivanhoe Meeting by January 28, 2011 or such other date as may be agreed by Rio Tinto and Ivanhoe, if and to the extent Rio Tinto has not already done so, Rio Tinto will exercise a sufficient number of Series B Warrants to subscribe for and purchase 33,783,784 Ivanhoe Shares at an exercise price of $8.88 per Ivanhoe Share and, upon notice by Rio Tinto to Ivanhoe, the gross proceeds therefrom will be set-off and applied against the amount outstanding under the Promissory Amount.
Public Disclosure
65.	Ivanhoe will provide a reasonable opportunity for Rio Tinto (and its counsel) to review and comment upon drafts of (i) all materials to be filed by Ivanhoe or any of its Subsidiaries with any Governmental Authority in connection with the Rights Offering or any of the other transactions contemplated hereby, including, without limitation, the Final Prospectus and, if Shareholder Approval is required as a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, the Proxy Circular, and (ii) any press release or other public disclosure that may be issued by Ivanhoe or any of its Subsidiaries during the Rights Offering Period relating to the Rights Offering or any of the other transactions contemplated hereby, in advance of the filing, release or issuance of such materials, to the extent such drafts relate to the OT Project (including the Estimate Disclosure), the Rio Tinto/Ivanhoe Relationship (including this Heads of Agreement and the transactions contemplated hereby) and the Rights Offering, and will consider in good faith (acting reasonably) the comments of Rio Tinto (and its counsel) thereon, provided that in no event will Rio Tinto be liable to Ivanhoe or any person for any inaccuracy or misrepresentation contained in any such filing or disclosure.

66.	Ivanhoe (on its own behalf and on behalf of each of its directors and officers) acknowledges that it has not been influenced by, and none of its directors or officers have been influenced by, any member of the Rio Tinto Group or any director or officer of any member of the Rio Tinto Group to release, or to authorize, permit or acquiesce in the release of, the Final Prospectus or, if Shareholder Approval is required as a condition precedent of the Exchange Approval, the Proxy Circular, or any press release or other public disclosure that may be issued by Ivanhoe or any of its Subsidiaries relating to the Rights Offering or any of the other transactions contemplated hereby.
Reservation of Legal Rights and Arbitration
67.	Rio Tinto agrees not to challenge the Rights Offering or the Friedland Agreements as a breach of Rio Tinto’s rights under the PPA and the Shareholders’ Agreement, respectively. Notwithstanding anything to the contrary herein, Rio Tinto and Ivanhoe acknowledge that the agreement by the parties hereunder, including Rio Tinto’s agreement to participate in the Rights Offering, will not be construed as determinative of any party’s rights or obligations under the PPA or the Shareholders’ Agreement in respect of any other transaction or matter including, without limitation, in respect of the SRP and future rights offerings nor as an admission by either party that a particular transaction is permitted or not permitted under the PPA or the Shareholders’ Agreement, as applicable.

68.	Rio Tinto and Ivanhoe agree that the Arbitration will continue and will not be affected by this Heads of Agreement except that there will be, subject to Section 69 hereof, a six (6) month suspension period commencing on the date of this Heads of Agreement (the “Tolling Period”). When the Tolling Period expires or is earlier terminated in accordance with Section 69 hereof, Rio Tinto and Ivanhoe will, within 14 days thereafter, consult with one another and Edward J. Waitzer and agree upon a new timetable for the Arbitration. Failing agreement within 14 days of the end of the Tolling Period, either party may request Edward J. Waitzer to set a new timetable for the Arbitration which timetable must provide for a decision on the arbitration within four (4) months of the expiration, or earlier termination, of the Tolling Period.

69.	Rio Tinto and Ivanhoe agree that if, at any time during the Tolling Period:
(a)	a person or persons acting jointly or in concert (other than a member of the Rio Tinto Group or a person or persons acting jointly or in concert with a member of the Rio Tinto Group) commences or publicly announces an intention to commence a “formal bid” (as defined in the Securities Act (Ontario)), either party may, by delivering written notice to the other party, immediately terminate the Tolling Period; or

(b)	any member of the Ivanhoe Group or RMF, directly or indirectly, takes any action that Rio Tinto believes for any reason prejudices any of its rights, Rio Tinto may,

by delivering written notice to Ivanhoe, immediately terminate the Tolling Period; or

(c)	any member of the Rio Tinto Group, directly or indirectly, takes any action that Ivanhoe believes for any reason prejudices any of its rights, Ivanhoe may, by delivering written notice to Rio Tinto, immediately terminate the Tolling Period; or

(d)	Section 6.1 of the PPA (as amended by Section 31 hereof) terminates, Rio Tinto may, by delivering written notice to Ivanhoe, immediately terminate the Tolling Period.
70.	In accordance with Section 16.1 of the PPA, Rio Tinto and Ivanhoe confirm that, in the event that either Rio Tinto or Ivanhoe terminate the Tolling Period pursuant to Section 69 hereof, or upon the expiration of the Tolling Period as contemplated by Section 68 hereof, either party shall be at liberty to seek, and a court shall have the power and authority to grant, temporary injunctive relief pending the determination of any matter in dispute in the Arbitration by the arbitrator.
Other OT Project Matters
71.	Ivanhoe covenants and agrees as follows until January 18, 2014 (the “No Sale Covenant”):
(a)	No Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	No direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of an interest therein be made to any person other than a Material Subsidiary (other than SGER and its Subsidiaries).

(c)	Ivanhoe will not enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of Ivanhoe or any Material Subsidiary (other than SGER and its Subsidiaries) (including any sale of shares of any such Material Subsidiary) would become the property of any other person.
72.	The No Sale Covenant will not apply:
(a)	in respect of an Encumbrance, transfer or transaction by OT LLC in the ordinary course of the business of the OT Project; or

(b)	if Rio Tinto gives its prior written consent and, following the earlier of an Ivanhoe Change of Control in favour of Rio Tinto or the termination or expiry of Section 6.1 of the PPA (as amended by Section 31 hereof) but before the date Ivanhoe ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada, the Ivanhoe board of directors give its unanimous approval or, failing such approval, a majority of the holders of Ivanhoe Shares (other than Rio Tinto) give their approval.

73.	Rio Tinto and Ivanhoe agree to form a working group consisting of an equal number of representatives for each of Ivanhoe and Rio Tinto (the “Working Group”) pursuant to which they will, acting diligently and using good faith efforts, study and consider proposals for power, infrastructure and smelting for the OT Project. Each of Rio Tinto and Ivanhoe acknowledges that it anticipates that the Working Group will consult with representatives of Erdenes prior to any proposal being submitted to the OT LLC board of directors relating to power, infrastructure and smelting for the OT Project.

74.	Subject to Rio Tinto’s consent, not to be unreasonably withheld, Ivanhoe will have the right to sell the OT Payment to a third party acquiror without regard to the OT Right of First Refusal and, in connection therewith, provide to the third party acquiror such representations, warranties and covenants as a reasonable person would consider to be customary in a transaction of a similar nature and size and involving a similar asset provided that Ivanhoe receives gross proceeds of at least $600 million of which at least two-thirds of such proceeds are cash.
Representations, Warranties and Covenants
75.	Ivanhoe makes the representations and warranties set forth in Schedule J as at the date of this Heads of Agreement and the date of the Closing and acknowledges that they may be relied upon by Rio Tinto.

76.	Rio Tinto makes the representations and warranties set forth in Schedule K as at the date of this Heads of Agreement and the date of the Closing and acknowledges that they may be relied upon by Ivanhoe.

77.	For the purposes of any representation or warranty in Sections 75 and 76 hereof made to a party’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the directors and executive officers of the representing party.

78.	The representations and warranties of the parties contained in this Heads of Agreement will survive the Closing and the Final Documentation Closing and will continue in full force and effect for the benefit of the party entitled to rely upon them until the second anniversary of the date of the Closing.

79.	At the Closing, Ivanhoe will enter into an acknowledgement agreement with Rio Tinto Alcan (the “CAAA Acknowledgement Agreement”) substantially in the form attached hereto as Schedule P pursuant to which Ivanhoe and Rio Tinto Alcan will acknowledge and agree that each of the covenants of Ivanhoe in the CAAA will expire on January 18, 2012.

80.	At the Closing, Rio Tinto will enter into an amending agreement with RMF (the “RMF Amending Agreement”) substantially in the form attached hereto as Schedule Q pursuant to which Rio Tinto and RMF will agree that the Shareholders’ Agreement will be extended to January 18, 2012.

81.	At the Closing, Rio Tinto and Ivanhoe will enter into a name rights agreement with ICC (the “Name Rights Agreement”) substantially in the form attached hereto as Schedule R pursuant to which Ivanhoe will agree to transfer the “Ivanhoe” name to ICC.
Implementation

82.	The Closing will be completed on the Closing Date, to be held at 9:00 a.m. (Vancouver time) on the Closing Date and the Final Documentation Closing will be completed and executed on the Final Documentation Date, to executed at 9:00 a.m. (Vancouver time) on the Final Documentation Date, in each case at the offices of McCarthy Tétrault LLP, Vancouver, British Columbia or at such other time and place as the parties may agree.

83.	The deliveries for the Closing (and such later dates as specified therein) by each of the parties are set forth in Schedule L hereto.

84.	The obligations of Rio Tinto to complete the Closing are subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by Rio Tinto without prejudice to its right to rely on any other or others of them:
(a)	the representations and warranties of Ivanhoe contained in Section 75 hereof will be true in all material respects immediately prior to the Closing with the same effect as though made at and as of such time;

(b)	the statements made by Ivanhoe in any certificate delivered in support of an opinion required to be delivered hereunder will be true in all material respects immediately prior to the Closing with the same effect as though made at and as of such time;

(c)	each of the acts and undertakings of Ivanhoe to be performed on or before the Closing pursuant to the terms of this Heads of Agreement will have been duly performed by it;

(d)	RMF will have entered into the RMF Share Purchase Agreement;

(e)	Citibank N.A. will have entered into the Citi Share Purchase Agreement; and

(f)	Ivanhoe will have obtained Exchange Approval for the Exchange Approval Matters, subject only to (i) if required, Shareholder Approval for any of the Exchange Approval Matters, and (ii) the filing, after the Closing, of documents customary for similar transactions and the payment of applicable listing fees.
85.	If any of the conditions contained in Section 84 hereof shall not be fulfilled or performed on or before the Closing Date, Rio Tinto may terminate this Heads of Agreement by notice to Ivanhoe whereupon this Heads of Agreement will be void and of no force and effect.

86.	The obligations of Ivanhoe to complete the Closing are subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by Ivanhoe without prejudice to its right to rely on any other or others of them:
(a)	the representations and warranties of Rio Tinto contained in Section 76 hereof will be true in all material respects immediately prior to the Closing with the same effect as though made at and as of such time;

(b)	each of the acts and undertakings of Rio Tinto to be performed on or before the Closing pursuant to the terms of this Heads of Agreement will have been duly performed by it; and

(c)	Ivanhoe will have obtained Exchange Approval for the Exchange Approval Matters subject only to (i) if required, Shareholder Approval for any of the Exchange Approval Matters, and (ii) the filing, after the Closing, of documents customary for similar transactions and the payment of applicable listing fees.
87.	If any of the conditions contained in Section 86 hereof shall not be fulfilled or performed on or before the Closing Date, Ivanhoe may terminate this Heads of Agreement by notice to Rio Tinto whereupon this Heads of Agreement will be void and of no force and effect.

88.	Each of Rio Tinto and Ivanhoe will negotiate in good faith so as to agree and enter into the Final Documentation comprising the more detailed definitive agreements in relation to the applicable schedules set out in this Heads of Agreement on or before the Final Documentation Date.

89.	The deliveries for the Final Documentation Closing by each of the parties are set forth in Schedule M hereto.

90.	The Final Documentation shall be entered into on mutually satisfactory terms on the basis of the terms set out in this Heads of Agreement.

91.	Key representatives of each party with power to so act are to be made available in Toronto or such other place as the parties may agree for timely finalization of the Final Documentation.

92.	If Final Documentation has not been agreed and entered into by all parties to them by the Final Documentation Date:
(a)	in relation to any Final Documentation that has not been agreed and entered into by all parties to it (the “Outstanding Documents”), each of Rio Tinto and Ivanhoe will continue to be bound (on behalf of itself and its Affiliates) by the terms and conditions specified in this Heads of Agreement and the relevant schedules in relation to the subject matter of the Outstanding Documents, and, for the avoidance of doubt, where an Affiliate of Rio Tinto or Ivanhoe is expressed to have rights and/or obligations under any schedule, the parties agree that Rio Tinto or Ivanhoe (as the case may be) will take the benefit of all rights expressed to be for the benefit of its respective Affiliate (on behalf of such Affiliate) under such schedule and will procure the performance of its respective Affiliate’s obligations under such schedule;

(b)	any Final Documentation that has been agreed and entered into by all parties to it will become effective; and

(c)	the parties, acting reasonably, shall continue to negotiate in good faith so as to agree and enter into the Outstanding Documents.
General Provisions
93.	No modification of this Heads of Agreement will be valid unless made in writing and duly executed by the parties hereto.

94.	Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Heads of Agreement.

95.	Except as expressly permitted elsewhere in this Heads of Agreement, none of the parties hereto may assign its rights or obligations under this Heads of Agreement without the prior written consent of the other parties.

96.	This Heads of Agreement will be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.

97.	Time is of the essence in this Heads of Agreement.

98.	This Heads of Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein, save that (i) the provisions of Schedules D, F and G, and (ii) in interpreting the provisions of Schedules D, F and G, any other provisions of this Heads of Agreement expressly referred to in Schedules D, F and G or which are otherwise necessary to construe the provisions of Schedules D, F and G, including but not limited to Sections 1 and 3 hereof, shall in each case be governed by and construed in accordance with English law.

99.	Rio Tinto and Ivanhoe agree that this Heads of Agreement is an integral part of the transactions contemplated by, and forms part of, the PPA. For greater certainty, all references to “this Agreement” in the PPA are deemed to include the amendments and additional provisions set forth in this Heads of Agreement. Except as expressly amended in this Heads of Agreement, nothing in this Heads of Agreement derogates from any existing rights of the parties in the PPA including, for greater certainty, those set out in Part 8 of the PPA.

100.	This Heads of Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Heads of Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Heads of Agreement by such party.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Heads of Agreement as of the date first above written.

IVANHOE MINES LTD.
By:
Title:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED
By:
Title:

SCHEDULE A
DEFINITIONS
“ABCP Encumbrances” means the security interests in Ivanhoe’s asset-backed commercial paper investments which are registered in favour of HSBC Bank Canada or Bank of Montreal with the British Columbia Property Security Registry securing Ivanhoe’s obligations under the ABCP Indebtedness (as defined in Schedule D to this Heads of Agreement).
“ACAA” has the meaning set out in Section 46 hereof
“AGM” has the meaning set out in Section 59 hereof.
“Altynalmas Project” means the Kyzyl Gold Project (which includes the Bakyrchik and Bolshevik gold deposits) owned and operated by Altynalmas Gold Ltd.
“Arbitration” means the arbitration proceeding pursuant to Section 16.2 of the PPA and the Arbitration Submission Agreement arising as a result of the notice of arbitration given by Rio Tinto to Ivanhoe dated July 9, 2010, a statement of claim of Rio Tinto dated October 8, 2010 and a statement of defence and counterclaim of Ivanhoe dated October 26, 2010.
“Arbitration Submission Agreement” means the agreement between Rio Tinto, Ivanhoe, Stikeman Elliott LLP and Edward J. Waitzer, as amended, submitting the Arbitration to Edward J. Waitzer as arbitrator and setting out certain terms upon which the Arbitration will be conducted.
“Available OT Funds” means the OT Account Balance (as of the date of a Funding Request) less the Maximum Permitted OT Bank Account Reserve.
“CAAA” means the Contract Assignment Arrangement Agreement dated August 13, 2008 between Rio Tinto Alcan, OT LLC and Ivanhoe.
“CAAA Acknowledgement Agreement” has the meaning set out in Section 79 hereof.
“Citi Purchased Shares” has the meaning set out in Section 13 hereof.
“Citi Share Purchase Agreement” has the meaning set out in Section 13 hereof.
“Commencement of Production” has the meaning set out in Chapter 16 of the OT Investment Agreement.
“Closing” means the satisfaction or waiver of the conditions set out in Sections 84 and 86 hereof on the Closing Date.
“Closing Date” means the later of December 15, 2010 and two (2) Business Days following the Exchange Approval Date, or such other date as may be agreed by Rio Tinto and Ivanhoe.
“Effective Date” means the later of the date of the Closing and, if a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval, the date Shareholder Approval is obtained.

“Erdenes” means Erdenes MGL LLC.
“Estimate Disclosure” means quantitative and descriptive disclosure respecting the anticipated finalization of an estimate of capital expenditures necessary to construct the OT Project.
“Exchange Approval Date” means the date upon which Exchange Approval is obtained by Ivanhoe for the Exchange Approval Matters and all conditions precedent thereto have been satisfied (other than Shareholder Approval if required).
“Exchange Approval Matters” has the meaning set out in Section 62 hereof.
“Expiry Date” means the last date upon which the Rights may be exercised referred to in Section 7(b) hereof.
“Filing Date” has the meaning set out in Section 7(g) hereof.
“Final Documentation” means, collectively, the RT/IVN Governance Agreement, the OT Management Agreement, the OT Exploration Agreement and the OT Interim Funding Agreement.
“Final Documentation Closing” means the delivery of all of the items listed in Schedule M on the Final Documentation Date.
“Final Documentation Date” means February 4, 2011, or such other date as may be agreed by Rio Tinto and Ivanhoe.
“Final Prospectus” means the final short form prospectus and registration statement of Ivanhoe for the Rights Offering.
“Financing Proposal” has the meaning set out in Section 39 hereof.
“Friedland Agreements” has the meaning set out in the Preliminary Prospectus.
“Funding Call” has the meaning set out in Section 45 hereof.
“Funding Call Deficiency” has the meaning set out in Section 47 hereof.
“Funding Notice” has the meaning set out in Section 44 hereof.
“Funding Request” has the meaning set out in Section 45 hereof.
“GAAP” means either (i) generally accepted accounting principles from time to time approved by the Financial Accounting Standards Board of the United States of America (or its relevant successor institute) or (ii) International Financial Reporting Standards issued by the International Accounting Standards Board, in either case, applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance therewith.
“Hatch” means Hatch Corporate Finance.
“Heads of Agreement” means this heads of agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect.
“ICC” means Ivanhoe Capital Corporation, a company wholly-owned by RMF.
“Impermissible Nominee” has the meaning set out in Section 58 hereof.
“Initial Funding Proceeds” has the meaning set out in Section 50(a) hereof.
“Interim Funding Facility” has the meaning set out in Section 42 hereof.
“Ivanhoe” has the meaning set out in the Recitals.
“Ivanhoe Exploration Company” has the meaning set out in Section 52(c) hereof.
“Ivanhoe Group” means Ivanhoe and its Affiliates.
“Ivanhoe Holdcos” means, collectively, any of Ivanhoe Mines Delaware Holdings, LLC, Ivanhoe Mines Aruba Holdings LLC A.V.V., OT BVI, Ivanhoe OT Mines Ltd., Turquoise Hill Netherlands Coöperatief U.A., OT NBV, Papyrus Ventures LLC and any other Subsidiary through which Ivanhoe directly or indirectly owns a beneficial interest in OT LLC or through which Ivanhoe directly or indirectly provides funding to OT LLC.
“Ivanhoe Meeting” has the meaning set out in Section 63 hereof.
“Management Services Payment” means management services payment under Section 6.4 of the OT Shareholders Agreement.
“Maximum Permitted OT Bank Account Reserve” means an amount up to $200 million.
“MI 61-101” means Multilateral Instruments 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian securities administrators.
“Minimum Subscription Condition” has the meaning set out in the Preliminary Prospectus.
“Monthly Estimate” has the meaning set out in Section 44 hereof.
“Name Rights Agreement” has the meaning set out in Section 81 hereof.
“Non-OT Account” has the meaning set out in Section 28 hereof.
“Non-OT Assets” means those mineral resource interests and assets held, directly or indirectly, by Ivanhoe, other than the OT Project.
“No Sale Covenant” has the meaning set out in Section 71 hereof.
“OT Account” has the meaning set out in Section 26 hereof.
“OT Account Balance” means the balance of the OT Account.
“OT BVI” means Ivanhoe Oyu Tolgoi (BVI) Ltd.

“OT Exploration Agreement” has the meaning set out in Section 52(c) hereof.
“OT Holdco” means, collectively, OT BVI and OT NBV.
“OT Interim Funding Agreement” has the meaning set out in Section 43 hereof.
“OT Investment Agreement” means the investment agreement between Ivanhoe, OT LLC, Rio Tinto and the Government of Mongolia dated October 6, 2009.
“OT LLC” means Oyu Tolgoi LLC.
“OT Management Agreement” has the meaning set out in Section 52(b) hereof.
“OT NBV” means Oyu Tolgoi Netherlands B.V.
“OT Payment” means the 2% net smelter returns entitlement in respect of the OT Project from OT LLC purchased by Ivanhoe from BHP Minerals International Exploration Inc. pursuant to an agreement evidenced by a letter of BHP Minerals International Exploration Inc. dated October 31, 2003 accepted by Ivanhoe on November 1, 2003.
“OT Project Financing” has the meaning set out in Section 33 hereof.
“OT Shareholders Agreement” means the shareholders’ agreement between OT LLC, OT BVI, OT NBV and Erdenes dated October 6, 2009.
“Outstanding Documents” has the meaning set out in Section 92(a) hereof.
“Outstanding Warrants” means, collectively, the Series B Warrants, the Series C Warrants and the Type B, Series 1 Warrants outstanding from time to time.
“Permitted Encumbrance” means at any time and from time to time:
(a)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to law;

(b)	the Encumbrance of taxes and assessments for the then current year, the Encumbrance for taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(c)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(d)	security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(e)	easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by Ivanhoe or its Subsidiaries;

(f)	all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by Ivanhoe or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of Ivanhoe or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)	security given in respect of the Interim Funding Facility;

(h)	security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, as defined in Schedule D attached hereto for purposes of the OT Interim Funding Agreement, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(i)	solely for purposes of Section 71 of this Heads of Agreement, security given in respect of the OT Project Financing or any Additional Funding (as defined in Schedule E to this Heads of Agreement);

(j)	the Encumbrances constituted by or pursuant to the General Security Agreement (as defined in Schedule D to this Heads of Agreement);

(k)	the Disclosed Encumbrances (as defined in Schedule D to this Heads of Agreement);

(l)	the ABCP Encumbrances; and

(m)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto.
“person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative.
“PPA” has the meaning set out in the Recitals.
“Preliminary Prospectus” has the meaning set out in the Recitals.
“Promissory Note” has the meaning set out in Section 15(b) hereof.
“Promissory Note Amount” has the meaning set out in Section 50(b) hereof.
“Proxy Circular” has the meaning set out in Section 63 hereof.

“Qualified Holder” has the meaning set out in the Preliminary Prospectus.
“Record Date” means the record date for determination of the holders of Ivanhoe Shares entitled to be issued Rights under the Rights Offering referred to in Section 7(a) hereof.
“Rights” has the meaning set out in the Recitals.
“Rights Offering” has the meaning set out in the Recitals.
“Rights Offering Closing Date” means the closing date for the issuance of Ivanhoe Shares under the Rights Offering referred to in Section 7(c) hereof.
“Rights Offering Period” has the meaning set out in Section 4 hereof.
“Rio Tinto” has meaning set out in the Recitals.
“Rio Tinto Alcan” means Rio Tinto Alcan PTE Ltd.
“Rio Tinto Funding Company” has the meaning set out in Section 42 hereof.
“Rio Tinto/Ivanhoe Relationship” has the meaning set out in Section 6 hereof.
“Rio Tinto Manager” has the meaning set out in Section 52(b) hereof.
“RMF” means Robert M. Friedland.
“RMF Amending Agreement” has the meaning set out in Section 80 hereof.
“RMF Purchased Shares” has the meaning set out in Section 12 hereof.
“RMF Share Purchase Agreement” has the meaning set out in Section 12 hereof.
“Rothschild” means N M Rothschild & Sons Limited.
“RT/IVN Governance Agreement” has the meaning set out in Section 52(a) hereof.
“SGER” means SouthGobi Resources Ltd.
“Shareholder Approval” has the meaning set out in Section 63 hereof.
“Significant Breach” has the meaning set out in Schedule E attached hereto.
“SRP” means the shareholder rights plan adopted by Ivanhoe on April 5, 2010, as amended and restated on April 21, 2010.
“Subscription Agreement” means the subscription agreement between Ivanhoe, OT LLC, Rio Tinto and Rio Tinto Alcan Pte Ltd. dated March 18, 2010.
“Subscription Price” means the US$ subscription price per Ivanhoe Share under the Rights Offering referred to in Section 7(e) hereof.
“Subscription Right” has the meaning set out in Section 18 hereof.

“Tolling Period” has the meaning set out in Section 68 hereof.
“Type A, Series 1 Warrants” the means the share purchase warrants issued by Ivanhoe to Rio Tinto on December 4, 2008 exercisable to purchase 720,203 Ivanhoe Shares at a price of Cdn$3.1465 per share during the period commencing on December 4, 2008 and ending on October 27, 2010.
“Type B, Series 1 Warrants” means the means the share purchase warrants issued by Ivanhoe to Rio Tinto on December 4, 2008 exercisable to purchase 720,203 Ivanhoe Shares at a price of Cdn$3.1465 per share during the period commencing on December 4, 2008 and ending on October 24, 2011.
“Working Group” has the meaning set out in Section 73 hereof.

SCHEDULE B
ADJUSTMENT OF OUTSTANDING WARRANTS
With effect as of the Closing Date, Section 10.13 of the certificate representing the Series B Warrants will be deemed to have been deleted in its entirety and replaced by the following:
“10.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 10.2, 10.5 or 10.10, as the case may be, or a readjustment pursuant to Sections 10.3, 10.7 or 10.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Series B Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Series B Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the number of Common Shares outstanding immediately after the completion of the Common Share Reorganization, Rights Offering or Special Distribution (excluding, in the case of a Rights Offering, any Common Shares issued after the record date but prior to the completion of the Rights Offering that would not result in an adjustment to the number of Common Shares acquirable upon the exercise of the Series B Warrants) divided by the number of Common Shares outstanding immediately prior to the effective date or record date, if any, of the Common Share Reorganization, Rights Offering or Special Distribution.”
With effect as of the Closing Date, Section 10.13 of the certificate representing the Type B, Series 1 Warrants will be deemed to have been deleted in its entirety and replaced by the following:
“10.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 10.2, 10.5 or 10.10, as the case may be, or a readjustment pursuant to Sections 10.3, 10.7 or 10.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Anti-Dilution Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Anti-Dilution Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the number of Common Shares outstanding immediately after the completion of the Common Share Reorganization, Rights Offering or Special Distribution (excluding, in the case of a Rights Offering, any Common Shares issued after the record date but prior to the completion of the Rights Offering that would not result in an adjustment to the number of Common Shares acquirable upon the exercise of the Anti-Dilution Warrants) divided by the number of Common Shares outstanding immediately prior to the effective date or record date, if any, of the Common Share Reorganization, Rights Offering or Special Distribution.”
With effect as of the Closing Date, Section 11.13 of the certificate representing the Series C Warrants will be deemed to have been deleted in its entirety and replaced by the following:
“11.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 11.2, 11.5 or 11.10, as the case may be, or a readjustment pursuant to Sections 11.3, 11.7 or 11.11, as the case may be, in the Exercise Price, then the number of

Common Shares acquirable upon the subsequent exercise of the Series C Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Series C Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the number of Common Shares outstanding immediately after the completion of the Common Share Reorganization, Rights Offering or Special Distribution (excluding, in the case of a Rights Offering, any Common Shares issued after the record date but prior to the completion of the Rights Offering that would not result in an adjustment to the number of Common Shares acquirable upon the exercise of the Series C Warrants) divided by the number of Common Shares outstanding immediately prior to the effective date or record date, if any, of the Common Share Reorganization, Rights Offering or Special Distribution.”

SCHEDULE C
SUBSCRIPTION RIGHT CERTIFICATE
See attached

SCHEDULE D
TERMS AND CONDITIONS OF OT INTERIM FUNDING AGREEMENT
See attached

SCHEDULE E
TERMS AND CONDITIONS OF RT/IVN GOVERNANCE AGREEMENT
See attached

SCHEDULE F
TERMS AND CONDITIONS OF OT MANAGEMENT AGREEMENT
See attached

SCHEDULE G
TERMS AND CONDITIONS OF OT EXPLORATION AGREEMENT
See attached

SCHEDULE H
TERMS AND CONDITIONS OF RMF SHARE PURCHASE AGREEMENT
See attached

SCHEDULE I
TERMS AND CONDITIONS OF CITI SHARE PURCHASE AGREEMENT
See attached

SCHEDULE J
REPRESENTATIONS AND WARRANTIES OF IVANHOE
(a)	Ivanhoe is a corporation duly continued and validly existing under the laws of the Yukon Territory and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Ivanhoe;
(b)	Ivanhoe’s execution and delivery of this Heads of Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Ivanhoe has the corporate power and authority to enter into and perform its obligations under this Heads of Agreement;
(c)	none of the execution and delivery of this Heads of Agreement, the implementation of the transactions contemplated by this Heads of Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Ivanhoe do or will, with the giving of notice or the lapse of time or otherwise:
(i)	result in the breach of, or violate any term or provision of, Ivanhoe’s or any of its Affiliates’ Constating Documents, or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Ivanhoe or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Ivanhoe or any of its Affiliates is subject;
(d)	except as otherwise specifically contemplated by this Heads of Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Ivanhoe in connection with the execution, delivery and performance of this Heads of Agreement or the consummation by Ivanhoe or any of its Affiliates of the transactions contemplated by this Heads of Agreement;

(e)	there is not, to the best of Ivanhoe’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Ivanhoe’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Heads of Agreement;

(f)	this Heads of Agreement has been duly executed and delivered by Ivanhoe and is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	the PPA, as amended by this Heads of Agreement, is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(h)	the letter agreement between Ivanhoe, Rio Tinto and others dated October 6, 2009, as supplemented by the Heads of Agreement, has been duly executed and delivered by Ivanhoe and is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(i)	each of Ivanhoe’s Material Subsidiaries (other than SGER and its Subsidiaries) is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(j)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(k)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and Ivanhoe and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of Ivanhoe or any such Material Subsidiaries’ businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(l)	except for Erdene’s 34% shareholding in OT LLC, (i) Ivanhoe’s direct or indirect ownership interest in each of the Material Subsidiaries (other than SGER and its Subsidiaries) is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than certain inter-company debt (as contemplated by the ACAA) among Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries)), (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by Ivanhoe;

(m)	the authorized capital of Ivanhoe consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as of the close of business on December 7, 2010, 532,425,755 Ivanhoe Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(n)	except as disclosed in the Ivanhoe Continuous Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of Ivanhoe or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or other securities convertible, exchangeable or exercisable for shares of Ivanhoe or any such Material Subsidiary;

(o)	the Ivanhoe Continuous Disclosure Documents provide, full, true and plain disclosure of all material facts relating to Ivanhoe and do not contain, any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(p)	Ivanhoe is, and will on the Closing Date be, a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to Ivanhoe (except in respect of the transactions contemplated by this Heads of Agreement) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(q)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of Ivanhoe;

(r)	the auditors of Ivanhoe who audited the financial statements for the year ended December 31, 2009 and who provided their audit report thereon are independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(s)	the currently issued and outstanding Ivanhoe Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and Ivanhoe is in compliance with all rules and policies of such exchanges;

(t)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, since December 31, 2009:
(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of Ivanhoe or its Subsidiaries, taken as a whole;

(ii)	Ivanhoe and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by Ivanhoe or its Subsidiaries which is material to Ivanhoe and its Subsidiaries, taken as a whole, other than those in the ordinary course of business; and

(iii)	there has been no material change in the capital or long term debt of Ivanhoe or its Subsidiaries, taken as a whole;

(u)	Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(v)	all indebtedness of Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) is being paid in the ordinary course of business;

(w)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is a party to any agreement restricting Ivanhoe or any such Material Subsidiary from engaging in any line of business which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in;

(x)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, Ivanhoe has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of Ivanhoe and its Subsidiaries, taken as a whole;

(y)	other than the Arbitration, there is no action, suit, proceeding or investigation in respect of Ivanhoe and the Subsidiaries, taken as a whole, pending or, to the knowledge of Ivanhoe or its directors and officers, threatened against or affecting Ivanhoe and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect Ivanhoe or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of Ivanhoe or its Subsidiaries, taken as a whole;

(z)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of Ivanhoe has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to Ivanhoe’s knowledge after due inquiry, contemplated or threatened by any such authority or under any Securities Laws;

(aa)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is in violation of its Constating Documents or resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(bb)	all financial statements forming part of the Ivanhoe Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of Ivanhoe as of the dates and for the periods indicated, and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout such periods;
(cc)	Ivanhoe is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(dd)	the Subscription Right to be issued to Rio Tinto on the Closing Date has been approved by all requisite corporate action and will, upon issuance, have been duly created and will, when issued, be a duly and validly issued Ivanhoe Convertible Security free of all Encumbrances;

(ee)	the Ivanhoe Shares to be issued upon the due exercise of the Subscription Right have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise of the Subscription Right, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(ff)	the amendment of the Outstanding Warrants as set forth in the Heads of Agreement has been approved by all requisite corporate action and, at Closing, will have been (i) approved by the NYSE and NASDAQ, and (ii) in the case of the TSX, conditionally approved, subject to the fulfillment of customary conditions specified by the TSX in its conditional approval letter;

(gg)	the Ivanhoe Shares to be issued upon the due exercise of the Outstanding Warrants, as amended, have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise of the Outstanding Warrants, as amended, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(hh)	the Ivanhoe Shares to be issued upon the due exercise of the Subscription Right and any additional Ivanhoe Shares to be issued upon the due exercise of the Outstanding Warrants as a result of the amendment to the Outstanding Warrants will, at Closing, have been (i) approved for listing or quotation on the NYSE and NASDAQ, and (ii) in the case of the TSX, conditionally approved for listing, subject to the fulfillment of customary conditions specified by the TSX in its conditional approval letter;

(ii)	to the best of its knowledge and belief, neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) or any person acting on behalf of Ivanhoe or any such Subsidiary, has made any Prohibited Payment with respect to the conduct of business of Ivanhoe or any such Material Subsidiary or any transaction contemplated by this Heads of Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(jj)	Rio Tinto will not become an “Acquiring Person” (as defined in the SRP) as a result of any of the transactions contemplated by the Heads of Agreement including (i) the acquisition and exercise of Rights by Rio Tinto pursuant to the Rights Offering, (ii)

the acquisition and exercise from time to time of the Subscription Right, (iii) the amendment of the Outstanding Warrants and (iv) the acquisition of the RMF Purchased Shares and the Citi Purchased Shares;
(kk)	neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transactions contemplated by this Heads of Agreement, exceeds 25 per cent of Ivanhoe’s market capitalization as determined by Ivanhoe’s board of directors in accordance with Part 5 of MI 61-101; and

(ll)	both immediately before and after the transactions contemplated by this Heads of Agreement, none of Ivanhoe or any of its Subsidiaries is, or will be required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended (the “1940 Act”). The consummation of the transactions contemplated by the Agreements will not violate any provision of the 1940 Act or any rule, regulation or order of the US Securities and Exchange Commission promulgated thereunder.

SCHEDULE K
REPRESENTATIONS AND WARRANTIES OF RIO TINTO
(a)	Rio Tinto is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Rio Tinto;

(b)	Rio Tinto’s execution and delivery of this Heads of Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Rio Tinto has the corporate power and authority to enter into and perform its obligations under this Heads of Agreement;

(c)	None of the execution and delivery of this Heads of Agreement, the implementation of the transactions contemplated by this Heads of Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Rio Tinto do or will, with the giving of notice or the lapse of time or otherwise:
(i)	result in the breach of, or violate any term or provision of, Rio Tinto’s or any of its Affiliates’ Constating Documents, or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Rio Tinto or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Rio Tinto or any of its Affiliates is subject;
(d)	except as otherwise specifically contemplated by this Heads of Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Rio Tinto in connection with the execution, delivery and performance of this Heads of Agreement or the consummation by Rio Tinto or any of its Affiliates of the transactions contemplated by this Heads of Agreement;

(e)	there is not, to the best of Rio Tinto’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Rio Tinto’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Heads of Agreement;

(f)	this Heads of Agreement has been duly executed and delivered by Rio Tinto and is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	the PPA, as amended by this Heads of Agreement, is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(h)	the letter agreement between Ivanhoe, Rio Tinto and others dated October 6, 2009, as supplemented by the Heads of Agreement, has been duly executed and delivered by Rio Tinto and is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(i)	Rio Tinto is acquiring the Subscription Right as principal for its own account, not for the benefit of any other person outside the Rio Tinto Group, for investment only and not with a view to the resale or distribution of all or any of the Subscription Right;

(j)	Rio Tinto is resident in, or otherwise subject to the Applicable Laws of, England and Wales and is an “accredited investor”, as defined under National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian securities regulatory authorities;

(k)	Rio Tinto is not (and is not acquiring the Subscription Right for the account or benefit of) a U.S. Person and did not execute or deliver this Heads of Agreement in the United States;

(l)	Rio Tinto is a body corporate described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the Financial Services Authority of the United Kingdom;

(m)	Rio Tinto has not received or been provided with a prospectus, offering memorandum or similar document and the decision to enter into this Heads of Agreement and acquire the Subscription Right has not been based on representations as to fact or otherwise made by or on behalf of Ivanhoe except as expressly set forth herein or by any officer, director, employee or agent of Ivanhoe;

(n)	no person has made to Rio Tinto any written or oral representation:
(i)	that any person will resell or repurchase any of the Subscription Right or any underlying Ivanhoe Shares; or

(ii)	as to the future price or value of the Subscription Right or any underlying Ivanhoe Shares; and
(o)	Rio Tinto is knowledgeable of, or has been independently advised as to, the Applicable Laws of Rio Tinto’s jurisdiction of residence which would apply to the transactions contemplated by this Heads of Agreement, if there are any, and the acquisition of the Subscription Right by Rio Tinto contemplated hereunder complies with all such Applicable Laws and save as provided in this Heads of Agreement will not cause Ivanhoe to become subject to or comply with any disclosure, prospectus or reporting requirements under any such Applicable Laws nor to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in Rio Tinto’s jurisdiction of residence.

SCHEDULE L
DELIVERIES AT THE CLOSING
(a)	At the Closing, Ivanhoe will deliver the following to Rio Tinto:
(i)	if Shareholder Approval is not a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, a duly issued certificate representing 33,783,784 Ivanhoe Shares subscribed for in the Series B Warrant subscription form registered in the name of Rio Tinto;

(ii)	if Shareholder Approval is not a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, a duly issued certificate number B-2 representing the 12,242,738 unexercised Series B Warrants registered in the name of Rio Tinto;

(iii)	if a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval, the Promissory Note duly executed by Ivanhoe;

(iv)	if Shareholder Approval is not a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscriptions Right, a duly issued certificate representing the Subscription Right certificate representing the Subscription Right to be issued pursuant to this Heads of Agreement registered in the name of Rio Tinto;

(v)	written evidence of the Exchange Approval for the Exchange Approval Matters;

(vi)	written evidence of the appointment of three Rio Tinto nominees to the board of directors of OT LLC;

(vii)	written evidence of the establishment of the OT Account and the Non-OT Account;

(viii)	the CAAA Acknowledgement Agreement duly executed by Ivanhoe;

(ix)	the RMF Amending Agreement duly executed by RMF;

(x)	the Name Rights Agreement duly executed by Ivanhoe and ICC;

(xi)	a duly executed letter from Ivanhoe regarding the OT Payment in a form satisfactory to Rio Tinto;

(xii)	a duly executed letter from Ivanhoe regarding governance matters in a form satisfactory to Rio Tinto;

(xiii)	certified copies of the resolutions of the board of directors of Ivanhoe approving this Heads of Agreement and the consummation of the transactions contemplated by this Heads of Agreement;

(xiv)	favourable corporate, enforceability and securities legal opinions, dated the Closing Date and addressed to Rio Tinto and its counsel, in form and substance satisfactory to Rio Tinto and its counsel, acting reasonably, with respect to such matters contemplated by this Heads of Agreement as Rio Tinto and its counsel may reasonably request; and
(xv)	a certificate of a senior officer of Ivanhoe that all of the representations and warranties of Ivanhoe contained in Schedule J hereof are true and correct as of the Closing Date.
(b)	If Shareholder Approval is a condition precedent of the Exchange Approval for any of the Exchange Approval Matters and such Shareholder Approval is obtained at the Ivanhoe Meeting, on the second (2nd) Business Day following the date of the Ivanhoe Meeting, Ivanhoe will deliver the following to Rio Tinto:
(i)	a duly issued certificate representing 33,783,784 Ivanhoe Shares subscribed for in the Series B Warrant subscription form registered in the name of Rio Tinto; and

(ii)	a duly issued certificate number B-2 representing the 12,242,738 unexercised Series B Warrants registered in the name of Rio Tinto.
(c)	If Shareholder Approval is a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscriptions Right and such Shareholder Approval is obtained at the Ivanhoe Meeting, on the second (2nd) Business Day following the date of the Ivanhoe Meeting, Ivanhoe will deliver to Rio Tinto a duly issued certificate representing the Subscription Right certificate representing the Subscription Right to be issued pursuant to this Heads of Agreement registered in the name of Rio Tinto.

(d)	At the Closing, Rio Tinto will deliver the following to Ivanhoe:
(i)	if Shareholder Approval is not a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, a duly executed Series B Warrant subscription form subscribing for 33,783,784 Ivanhoe Shares together with certificate number B-1 representing the 46,026,522 Series B Warrants;

(ii)	if Shareholder Approval is not a condition precedent of the Exchange Approval for any of the Exchange Approval Matters, a wire transfer confirmation from Rio Tinto, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of $300,000,002 in full payment for the Ivanhoe Shares subscribed for in (i);

(iii)	if a condition precedent of the Exchange Approval for any of the Exchange Approval Matters is Shareholder Approval, a wire transfer confirmation from Rio Tinto, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of $300,000,002 in full payment for the Promissory Note;

(iv)	if Shareholder Approval is not a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscriptions Right, a wire transfer confirmation from Rio Tinto, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of $1,000 in full payment for the Subscription Right;

(v)	the CAAA Acknowledgement Agreement duly executed by Rio Tinto Alcan;

(vi)	the RMF Amending Agreement duly executed by Rio Tinto;

(vii)	the Name Rights Agreement duly executed by Rio Tinto;

(viii)	certified copies of the resolutions of the board of directors of Rio Tinto approving this Heads of Agreement and the consummation of the transactions contemplated by this Heads of Agreement;

(ix)	favourable corporate and enforceability legal opinions, dated the Closing Date and addressed to Ivanhoe and its counsel, in form and substance satisfactory to Ivanhoe and its counsel, acting reasonably, with respect to such matters contemplated by this Heads of Agreement as Ivanhoe and its counsel may reasonably request; and

(x)	a certificate of a senior officer of Rio Tinto that all of the representations and warranties of Rio Tinto contained in Schedule K hereof are true and correct as of the Closing Date.
(e)	If Shareholder Approval is a condition precedent of the Exchange Approval for any of the Exchange Approval Matters and such Shareholder Approval is obtained at the Ivanhoe Meeting, on the second (2nd) Business Day following the date of the Ivanhoe Meeting, Rio Tinto will deliver the following to Ivanhoe:
(i)	a duly executed Series B Warrant subscription form subscribing for 33,783,784 Ivanhoe Shares together with certificate number B-1 representing the 46,026,522 Series B Warrants; and

(ii)	the Promissory Note duly cancelled by Rio Tinto.
(f)	If Shareholder Approval is a condition precedent of the Exchange Approval for the Subscription Right or any Ivanhoe Shares to be issued pursuant to the exercise of the Subscriptions Right and such Shareholder Approval is obtained at the Ivanhoe Meeting, on the second (2nd) Business Day following the date of the Ivanhoe Meeting, Rio Tinto will deliver to Ivanhoe a wire transfer confirmation from Rio Tinto, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of $1,000 in full payment for the Subscription Right.

SCHEDULE M
DELIVERIES AT THE FINAL DOCUMENTATION DATE
(a)	At the Final Documentation Date, Ivanhoe will deliver the following to Rio Tinto:
(i)	the OT Interim Funding Credit Agreement duly executed by Ivanhoe;

(ii)	the OT Governance Agreement duly executed by Ivanhoe and the OT Holdcos;

(iii)	the OT Exploration Agreement duly executed by the Ivanhoe Exploration Company;

(iv)	certified copies of the resolutions of the board of directors of Ivanhoe, the OT Holdcos and Ivanhoe Exploration Company approving the Final Documentation and the consummation of the transactions contemplated by the Final Documentation; and

(v)	favourable corporate, enforceability and other legal opinions, dated the Final Documentation Date and addressed to Rio Tinto, the Rio Tinto Funding Company and the Rio Tinto Manager and their counsel, in form and substance satisfactory to Rio Tinto, the Rio Tinto Funding Company and the Rio Tinto Manager and their counsel, acting reasonably, with respect to such matters contemplated by the Final Documentation as Rio Tinto, the Rio Tinto Funding Company and the Rio Tinto Manager and their counsel may reasonably request.
(b)	At the Final Documentation Date, Rio Tinto will deliver the following to Ivanhoe:
(i)	the OT Interim Funding Credit Agreement duly executed by the Rio Tinto Funding Company;

(ii)	the OT Governance Agreement duly executed by Rio Tinto;

(iii)	the OT Management Agreement duly executed by the Rio Tinto Manager;

(iv)	the OT Exploration Agreement duly executed by the Rio Tinto Manager;

(v)	certified copies of the resolutions of the board of directors of Rio Tinto, the Rio Tinto Funding Company and the Rio Tinto Manager approving the Final Documentation and the consummation of the transactions contemplated by the Final Documentation; and

(vi)	favourable corporate, enforceability and other legal opinions, dated the Final Documentation Date and addressed to Ivanhoe, the OT Holdcos and the Ivanhoe Exploration Company and their counsel, in form and substance satisfactory to Ivanhoe, the OT Holdcos and the Ivanhoe Exploration Company and their counsel, acting reasonably, with respect to such matters contemplated by the Final Documentation as the OT Holdcos and the Ivanhoe Exploration Company and their counsel may reasonably request.

SCHEDULE N
FORM OF FUNDING NOTICE
See attached

SCHEDULE O
FORM OF FUNDING REQUEST
See attached

SCHEDULE P
FORM OF CAAA ACKNOWLEDGEMENT AGREEMENT
See attached

SCHEDULE Q
FORM OF RMF AMENDING AGREEMENT
See attached

SCHEDULE R
FORM OF NAME RIGHTS AGREEMENT
See attached

SCHEDULE S
FORM OF PROMISSORY NOTE
See attached

SCHEDULE C
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE APRIL •, 2011.
THIS SUBSCRIPTION RIGHT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS SUBSCRIPTION RIGHT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS SUBSCRIPTION RIGHT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS SUBSCRIPTION RIGHT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.
SUBSCRIPTION RIGHT CERTIFICATE
OF
IVANHOE MINES LTD.
(Continued under the laws of the Yukon Territory)

CERTIFICATE NUMBER R-1	RIGHT TO SUBSCRIBE FOR AND PURCHASE COMMON SHARES
THIS CERTIFIES THAT, for value received, RIO TINTO INTERNATIONAL HOLDINGS LIMITED (the “Holder”) is entitled, at anytime and from time to time during the Exercise Period, subject to the restrictions provided herein, to subscribe for and purchase, at the Exercise Price, any number of common shares in the capital of IVANHOE MINES LTD., by delivering to the Company (as defined below) at its principal office located at Suite 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, a Subscription Form (as defined below), duly completed and executed, and a bank draft, certified cheque or wire transfer payable to the order of the Company, in lawful money of Canada an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares (as defined below) stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Subscription Right evidenced by this Subscription Right certificate. This Subscription Right and the Common Shares issuable upon the exercise of this Subscription Right have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. This Subscription Right may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless this Subscription Right and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

1.	Definitions

In this Subscription Right certificate, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions will have the following meanings namely:
(a)	“Amending and Additional Rights Agreement” means the agreement made as of the 24th day of October 2007, as amended, between the Company and the Holder;

(b)	“Applicable Law” has the meaning assigned to it in the Private Placement Agreement;

(c)	“Business Day” has the meaning assigned to it in the Private Placement Agreement;

(d)	“Citi Share Purchase Agreement” means the share purchase agreement dated December 8, 2010 between Citibank, N.A. and the Holder;

(e)	“Common Shares” means the common shares without par value in the capital of the Company;

(f)	“Company” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, and its successors;

(g)	“Current Market Price” of the Common Shares at any date means, the five trading day volume weighted average trading price of the Common Share at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange or securities market on which such Common Shares are listed or quoted as may be selected for such purpose by the Company’s board of directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:
(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day on which there was trading, or, in the event that, at any date, the Common Shares are not listed on any stock exchange or securities market or on the over-the-counter market, the current market price will be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period will be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(h)	“Exchange” means the Toronto Stock Exchange;

(i)	“Exercise Period” means the period of time commencing on the Issue Date and ending on the earlier of (i) termination of Section 6.1 of the Private Placement Agreement pursuant to Section 20 of the Amending and Additional Rights Agreement, and (ii) January 18, 2012;

(j)	“Exercise Price” means an amount per Common Share in lawful money of Canada equal to the Current Market Price;

(k)	“Expiry Time” means 5:00 o’clock in the afternoon, Vancouver time, on the last day of the Exercise Period;

(l)	“Heads of Agreement” means the heads of agreement dated December 8, 2010 between the Company and the Holder;

(m)	“Holder” means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales and its successors;

(n)	“Issue Date” means December •, 2010;

(o)	“Notice” has the meaning assigned to it in the Private Placement Agreement;

(p)	“Outstanding Warrants” has the meaning assigned to it in the Heads of Agreement;

(q)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(r)	“Private Placement Agreement” means the agreement made as of the 18th day of October 2006, as amended, between the Company and the Holder;

(s)	“Rio Tinto Group” has the meaning assigned to it in the Private Placement Agreement;

(t)	“RMF” means Robert M. Friedland;

(u)	“RMF Share Purchase Agreement” means the share purchase agreement dated December 8, 2010 between RMF and the Holder;

(v)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”;

(w)	“Subscription Right” means the subscription right of the Company evidenced by, and governed by the terms of, this Subscription Right certificate;

(x)	“Subsidiary” has the meaning assigned to it in the Private Placement Agreement; and

(y)	“this Subscription Right certificate”, “Subscription Right”, “herein”, “hereby”, “hereof’, “hereto”, “hereunder” and similar expressions mean or refer to this Subscription Right certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.
2.	Exercise Period

The Subscription Right will be exercisable during the Exercise Period.

3.	Expiry Time

After the Expiry Time, all rights under the Subscription Right evidenced by this Subscription Right certificate will wholly cease and terminate and the Subscription Right will be null and void and of no value or effect.

4.	Exercise Procedure

The Holder may exercise its Subscription Right hereunder from time to time to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Part 22 hereof:
(a)	a Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company; and

(b)	a bank draft, certified cheque payable or wire transfer confirmation in writing evidencing payment, to the order of the Company, in lawful money of Canada, of an amount equal to the product of the Exercise Price as at the date immediately prior to the applicable date of exercise of the Subscription Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Subscription Right evidenced by this Subscription Right certificate.
5.	Limitation on Subscription Right

No member of the Rio Tinto Group will be permitted to subscribe for Common Shares under the Subscription Right if, immediately following such subscription, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, more than a number of Ivanhoe Shares that would equal (A) 49.0% of the then issued and outstanding Common Shares less (B) the amount, if any, by which 3,700,000 exceeds the number of Common Shares acquired by the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert from any person (other than Common Shares acquired from (i) RMF in accordance with the RMF Share Purchase Agreement, (ii) Citibank, N.A. in accordance with the Citi Share Purchase Agreement, and (iii) Ivanhoe) between the date of the Heads of Agreement and the Expiry Time. For purposes of calculating (a) the total number of Common Shares that the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, at a particular time and (b) the total number of issued and outstanding Common Shares at a particular time, and notwithstanding anything to the contrary, (X) the Common Shares issuable upon the exercise of any Outstanding Warrants that are unexercised at that time will be deemed to have been issued and (Y) the Common Shares issuable upon the exercise of the portion of this Subscription Right that is unexercised at that time will not be deemed to have been issued.

6.	Entitlement to Certificate

Subject to Part 5, upon delivery and payment as provided in Part 4, the Company will cause to be issued to the Holder the Common Shares subscribed for and the Holder will become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company will cause such certificate or certificates to be delivered to the Holder in accordance with Part 22 hereof within three (3) Business Days of such delivery and payment.

7.	No Fractional Shares

The Company will not be required upon the exercise of this Subscription Right, to issue fractional Common Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such Subscription Right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.

8.	Not a Shareholder

Nothing in this Subscription Right certificate or in the holding of the Subscription Right evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

9.	Covenants

The Company hereby covenants and agrees that:
(a)	so long as the Subscription Right evidenced hereby remain outstanding, it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase provided for herein up to the limitation set forth in Part 5;

(b)	all Common Shares which will be issued upon the exercise of the Subscription Right hereunder will, upon payment therefor of the Exercise Price, be issued as fully paid and non-assessable Common Shares;

(c)	it will at its expense expediously use its best efforts to obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time; and

(d)	so long as the Subscription Right evidenced hereby remain outstanding, it will not effect (i) a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities, (ii) a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity, or (iii) a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.
10.	Consolidation and Amalgamation
(a)	The Company will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation will have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:
(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Subscription Right certificate; and

(ii)	this Subscription Right certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Subscription Right certificate.
(b)	Whenever the conditions of Section 10(a) will have been duly observed and performed the successor corporation will possess, and from time to time may exercise, each and every right and power of the Company under this Subscription Right certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.
11.	Representation and Warranty

The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Subscription Right represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Subscription Right certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

12.	If Share Transfer Books Closed

The Company will not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Subscription Right in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares maybe postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates will be without prejudice to the right of the Holder, if the Holder has exercised its Subscription Right and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books will have been re-opened.

13.	Protection of Shareholders, Officers and Directors

Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in the Subscription Right represented hereby will be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Subscription Right evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever will attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Subscription Right evidenced hereby.

14.	Lost Certificate

If the Subscription Right certificate evidencing the Subscription Right represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Subscription Right certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

15.	Governing Law

This Subscription Right certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws will not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

16.	Severability

If any one or more of the provisions or parts thereof contained in this Subscription Right certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein will be and will be conclusively deemed to be, as to such jurisdiction, severable therefrom and:
(a)	the validity, legality or enforceability of such remaining provisions or parts thereof will not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Subscription Right certificate in any jurisdiction will not affect or impair such provision or part thereof or any other provisions of this Subscription Right certificate in any other jurisdiction.

17.	Headings

The headings of the Parts of this Subscription Right certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Subscription Right certificate.

18.	Gender

Whenever used in this Subscription Right certificate, words importing the singular number only will include the plural, and vice versa, and words importing the masculine gender will include the feminine gender.

19.	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period will be included for purposes of the computation of any interest payable hereunder.

20.	Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

21.	Binding Effect

This Subscription Right certificate and all of its provisions will enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and will be binding upon the Company and its successors and permitted assigns. The expression the “Holder” as used herein will include the Holder’s assigns whether immediate or derivative.

22.	Notice

Any notice, document, communication or delivery required or permitted by this Subscription Right certificate will be deemed to be duly given if it is made in accordance with the terms of the Private Placement Agreement governing the giving of Notice thereunder.

23.	Time of Essence

Time will be of the essence hereof.

24.	Limited Transferability of Subscription Rights

The Subscription Right represented by this Subscription Right certificate are non-transferable other than to any person who is a member of the Rio Tinto Group who covenants and agrees in writing with the Company to assume all of the Holder’s obligations under the Heads of Agreement in respect of the Subscription Right or any Common Shares acquired by it pursuant to the exercise of the Subscription Right.

25.	Legends

Any certificate representing Common Shares issued upon the exercise of the Subscription Right
(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE WILL NOT TRADE THE SECURITIES BEFORE APRIL •, 2011.”

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends; and

(b)	at any time during the Exercise Period will bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.
          IN WITNESS WHEREOF the Company has caused this Subscription Right certificate to be signed by its duly authorized officer as of this         day of December, 2010.

IVANHOE MINES LTD.
Per:
Authorized Signatory

APPENDIX “1”
SUBSCRIPTION FORM
TO: IVANHOE MINES LTD. (the “Company”)
The undersigned holder of the Subscription Right Certificate R-1 issued December •, 2010 hereby irrevocably subscribes for                      common shares in the capital of the Company (“Common Shares”) pursuant to the said Subscription Right Certificate at the Exercise Price of CDN $                     per share specified in the said Subscription Right Certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the said Subscription Right Certificate.
The undersigned acknowledges and understands that the Common Shares issuable upon exercise of the said Subscription Right Certificate have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and therefore, the said Subscription Right Certificate may not be exercised within the United States or on behalf of any U. S. person (as defined in Regulation S under the U.S. Securities Act), except upon registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.
The undersigned hereby represents for the benefit of the Company that it (i) at the time of exercise of the said Subscription Right Certificate, is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising the said Subscription Right Certificate on behalf of a “U.S. person”; and (iii) did not execute or deliver this subscription form in the United States.
Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

NAME:

(please print)

ADDRESS:

DATED this                      day of                                                    ,                     .

[insert name of member of Rio Tinto Group]

Name:
Title:

SCHEDULE D
Terms and Conditions of OT Interim Funding Agreement
1.	Interpretation
For purposes of these terms and conditions (these “Terms and Conditions”), including the representations and warranties of Ivanhoe set out in Appendix 1 hereto:
(a)	the terms “Debt”, “Environmental Claims”, “Environmental Laws”, “Material Subsidiary”, “Non-Material Subsidiary” and “Taxes”, will have the meanings given to them in the credit agreement dated October 24, 2007, between Ivanhoe and Rio Tinto (the “Credit Agreement”) as amended prior to its termination, mutatis mutandis (including, for greater certainty, that references in the Credit Agreement to the “Borrower” will be read as references to Ivanhoe and references in the Credit Agreement to the “OT Subsidiary” will be read as references to OT LLC), and any other capitalised terms embedded within the definitions of such terms will have the meanings given to them pursuant to the Credit Agreement;

(b)	the terms “Affiliate”, “Canadian Securities Laws”, “Constating Documents”, “Encumbrance”, “Existing Licenses”, “Ivanhoe Change of Control”, “Ivanhoe Continuous Disclosure Documents”, “Governmental Authorities”, “Ivanhoe Shares”, “NASDAQ”, “NYSE”, “Operations”, “Prohibited Payment”, “Securities Laws”, “Technical Committee”, “TSX” and “U.S. Exchange Act”, and any other capitalised terms embedded within the definitions of such terms, will have the meanings given to them in the PPA;

(c)	“ABCP Indebtedness” means indebtedness of Ivanhoe as at November 30, 2010 to HSBC Bank Canada in the principal amounts of CDN$5,999,008.37 and US$8,604,441.48 and indebtedness of Ivanhoe as at November 30, 2010 to Bank of Montreal in the principal amount of CDN$40,000,000, under each of which the recourse of such lender is limited solely to Ivanhoe’s asset-backed commercial paper investments and not to any other assets of Ivanhoe;

(d)	“Disclosed Encumbrances” means the Encumbrances set out in Appendix 2 hereto;

(e)	“Distributed OT Cash Flow” means any cash or cash equivalents that are paid or otherwise transferred from OT LLC (i) to Ivanhoe or any of its Subsidiaries, or (ii) to any member of the Rio Tinto Group (or any third party to which the Lender’s rights under the OT Interim Funding Agreement may be assigned as permitted hereby) at the direction of Ivanhoe or any of its Subsidiaries in satisfaction of amounts otherwise transferable to Ivanhoe or any of its Subsidiaries, including for greater certainty any repayments of any shareholder loans, dividends, cash distributions (but not accruals) on account of the Management Services Payment (it being acknowledged that Ivanhoe and Rio Tinto have agreed, as of the date hereof, that the Management Services Payment may be accrued by OT LLC until the

Commencement of Production) and any other amounts paid to Ivanhoe, any of its Subsidiaries, any such member of the Rio Tinto Group or any such third party with funds deriving in any manner whatsoever from the OT Project;

(f)	“Facility Documents” means, collectively, the OT Interim Funding Agreement and the General Security Agreement;

(g)	“General Security Agreement” means the general security agreement between Ivanhoe and the Lender to be entered into prior to the first advance of funds to Ivanhoe being made under the Interim Funding Facility, in substantially the form attached as Appendix 4 hereto;

(h)	“Ivanhoe Holdcos” means, collectively, any of Ivanhoe Mines Delaware Holdings (“Delaware Holdings”), LLC, Ivanhoe Mines Aruba Holdings LLC A.V.V., OT BVI, Ivanhoe OT Mines Ltd. (“OT Mines”), Turquoise Hill Netherlands Coöperatief U.A., OT NBV, Papyrus Ventures LLC (“Papyrus”) and any other Ivanhoe Subsidiary through which Ivanhoe directly or indirectly owns a beneficial interest in OT LLC or through which Ivanhoe directly or indirectly provides funding to OT LLC;

(i)	“Material Adverse Effect” means, in the sole opinion of the Lender, acting reasonably, the effect of any event or circumstance which is or is likely to be materially (i) adverse to the ability of Ivanhoe or any of its Material Subsidiaries to perform or comply with its obligations under any of the Transaction Documents, (ii) prejudicial to the business, operations or financial condition of Ivanhoe, or of the Material Subsidiaries (other than SGER and its Subsidiaries) taken as a whole, or (iii) adverse to the ability of Ivanhoe or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or the Rio Tinto Manager, to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC;

(j)	“OT Interim Funding Agreement” as used herein, and notwithstanding the definition of such term in the Heads of Agreement, means (x) from and after the date of the Heads of Agreement and prior to the execution of the definitive credit agreement for the Interim Funding Facility contemplated by Section 43 of the Heads of Agreement (the “Definitive Interim Funding Agreement”), these Terms and Conditions, and (y) upon and following the execution of the Definitive Interim Funding Agreement by the parties thereto, such Definitive Interim Funding Agreement;

(k)	“Permitted Debt” means (i) Debt under the OT Interim Funding Agreement; (ii) Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto; (iii) the ABCP Indebtedness; (iv) guarantees granted by Ivanhoe in relation to any Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto; (v) any parent guarantee or letter of credit issued after the date hereof by or for the account of Ivanhoe in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary (other than SGER and its Subsidiaries) to such third party in furtherance of the plan and budget then in effect from time to time for the OT Project; (vi) any parent guarantee granted by Ivanhoe in the ordinary course of business in relation to any Subsidiary for business related office equipment leases, including photocopiers, office furniture and computers; (vii) Debt of Ivanhoe for business related office equipment leases, including photocopiers, office furniture and computers; (viii) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (ix) Debt existing on the date hereof secured by Disclosed Encumbrances; (x) Debt in respect of the OT Project Financing (“OT Project Financing Permitted Debt”) provided that such OT Project Financing will permit Ivanhoe to fully comply with its obligations under Section 8(e) hereof, failing which compliance such Debt will not be Permitted Debt and will be deemed never to have been Permitted Debt; and (xi) Debt which constitutes Additional Funding (as defined in Schedule E to the Heads of Agreement) and
(l)	“Transaction Documents” means the Facility Documents, the Heads of Agreement, the Final Documentation, the Subscription Rights certificate, the PPA, the CAAA, the ACAA, the warrant certificates relating to the Outstanding Warrants, the OT Investment Agreement and the OT Shareholders Agreement, each as amended from time to time.
All other capitalized terms not otherwise defined herein, including for greater certainty “Permitted Encumbrance”, will have the meanings given to them in the Heads of Agreement, provided that references herein to the OT Management Agreement or the RT/IVN Governance Agreement will be subject to Section 92(a) of the Heads of Agreement. The Appendices attached hereto form part of these Terms and Conditions and are an integral part hereof. Other than as used in Appendix 4 hereof, the terms “herein”, “hereof”, “hereunder” and similar expressions refer to these Terms and Conditions and not to any particular Section, Appendix or other portion hereof.
2.	Parties
(a)	Lender: Rio Tinto or another member of the Rio Tinto Group to be designated by Rio Tinto (the “Lender”).

(b)	Borrower: Ivanhoe.
3.	Interim Funding Facility
(a)	Ivanhoe and Rio Tinto have agreed in the Heads of Agreement to act together diligently and in good faith to negotiate the OT Project Financing and acknowledged that it is their goal to have the OT Project Financing in place before June 30, 2011. The parties agree that the Interim Funding Facility is intended to provide OT LLC with necessary interim funding for the development of the OT Project until the OT Project Financing becomes available.

(b)	The Lender will make available to Ivanhoe the Interim Funding Facility of up to US$1.8 billion, subject to adjustment in accordance with Sections 8(a) and 8(c) hereof.

(c)	Ivanhoe will, and may only, request drawdowns under the Interim Funding Facility in accordance with Section 47 or 49 of the Heads of Agreement to fund a Funding Call Deficiency, provided that the amount of any drawdown that may be requested by Ivanhoe will not be less than $50 million.

(d)	The obligations of Ivanhoe under the Interim Funding Facility will be secured by a security interest in all of Ivanhoe’s present and after-acquired personal property and certain other security. Prior to the first advance of funds to Ivanhoe being made under the Interim Funding Facility, the Lender and Ivanhoe will enter into the General Security Agreement.

(e)	Except as set out under Section 8(d) below, the Interim Funding Facility will be non-revolving.

(f)	Assignment:
(i)	The Lender may, without the prior consent of Ivanhoe, assign any of its rights and obligations under the OT Interim Funding Agreement (and, in the case of sub-clause (A) below, the General Security Agreement in connection therewith) to:
A.	any other member of the Rio Tinto Group; or

B.	any bank identified in Appendix 5 hereto or any entity which results from a business combination of any two or more of the banks identified in Appendix 5 hereto (a “Financial Institution”), provided that in either case such assignment will not result in an increase in Ivanhoe’s net after-tax cost of borrowing under the Interim Funding Facility. The Lender may, with the prior written consent of Ivanhoe, which will not be unreasonably withheld, assign its rights and obligations under the OT Interim Funding Agreement to a person which is not a member of the Rio Tinto Group or a Financial Institution, provided that the parties agree that it will be reasonable for Ivanhoe to withhold such consent if such assignment will result in an increase in Ivanhoe’s net after-tax cost of borrowing under the Interim Funding Facility.
(ii)	Upon any assignment under Section 3(f)(i) hereof to a person other than a member of Rio Tinto Group, the General Security Agreement will thereby terminate and be of no further force and effect and the Lender will release and discharge the security interests granted thereunder.

(iii)	Ivanhoe may not assign any of its rights or obligations under the Facility Documents.
4.	Use of Proceeds and Funding Procedure
(a)	All advances made under the Interim Funding Facility will be used solely to fund expenditures in respect of Operations which, for greater certainty, will include interest and fees payable under the OT Interim Funding Agreement and other fees and expenses directly related to the OT Project.

(b)	For each advance made under the Interim Funding Facility:
(i)	Ivanhoe will cause the amount of such advance to be made available, directly or indirectly via one or more of the Ivanhoe Holdcos (each, a “Funding Holdco”), to OT LLC by means of one or more loans or other flow of funds in accordance with Section 9 of the Acknowledgement, Consent and Amending Agreement between Ivanhoe, Rio Tinto and others dated October 6, 2009 (the “ACAA”) and the OT Shareholders Agreement; and

(ii)	subject to any changes agreed to between Ivanhoe and the Lender as a result of the consultation process described in Section 4(c) hereof, pursuant to one or more payment directions (which may be standing payment directions) from Ivanhoe and each of the Funding Holdcos, the Lender will be instructed to, and will, pay the amount of such advance directly to the Rio Tinto Manager.
Ivanhoe will in good faith consult with, and give due consideration to the views of, the Lender as to the means by which such proceeds will be made available to OT LLC in accordance with Section 9 of the ACAA and the OT Shareholders Agreement.
(c)	During the period of 30 days immediately following the execution of the Heads of Agreement, Ivanhoe and the Lender will engage in discussions with such of the proposed lenders under the OT Project Financing as either or both of them may determine to consult regarding the funding, use of proceeds and repayment procedures described in Sections 4(a), 4(b), 7(c) and 8(b) hereof. Such discussions will be subject to Section 36 of the Heads of Agreement. Ivanhoe and the Lender will give due consideration to the views of such proposed lenders and will in good faith mutually consult with a view to determining whether any changes should be made to such procedures to take into account the views of such lenders (including, without limitation, the ability of such lenders to make available funds under the first drawdown pursuant to the OT Project Financing to enable Ivanhoe to comply with the provisions of Section 8(e) hereof), and to negotiating any amending agreement hereto which may be necessary to give effect to any such changes. If following such 30 day period Ivanhoe and the Lender have been unable to determine in good faith and to their mutual satisfaction from their consultations with such proposed lenders what, if any, changes may be necessary to such procedures, the obligation of both parties to mutually consult with respect to such changes will terminate.

5.	Conditions Precedent
(a)	The obligations of the Lender (i) pursuant to the OT Interim Funding Agreement and (ii) to make the first advance of funds to Ivanhoe under the Interim Funding Facility will be subject to and conditional upon each of the following conditions being satisfied:
(i)	the Lender will have received, or be deemed to have received, a Funding Request evidencing a Funding Call Deficiency;

(ii)	the Lender will have been provided with copies of the constitutional documents of Ivanhoe and each of the Ivanhoe Holdcos, in each case certified by a senior officer thereof, together with evidence that all necessary corporate authorizations have been obtained by Ivanhoe, each Funding Holdco and OT LLC with respect to the transactions contemplated by the Facility Documents;

(iii)	the Lender will have been provided with copies of the most recent quarterly financial statements of (x) each of Ivanhoe and OT LLC, prepared in accordance with GAAP, that present fairly their respective financial positions, and (y) each of the Ivanhoe Holdcos that present fairly their respective financial positions;

(iv)	Ivanhoe will have executed and delivered each of the Facility Documents to which it is a party, the General Security Agreement will be in full force and effect, and registrations under applicable personal property security legislation will have been made in British Columbia and the Yukon where such registrations are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by the General Security Agreement;

(v)	all material consents, waivers, permits, orders and approvals of all Governmental Authorities, and all consents, waivers and approvals of other third parties, which are necessary to be obtained in connection with, or in order to permit, the transactions contemplated by the Facility Documents will have been obtained or received on terms and conditions satisfactory to the Lender, acting reasonably;

(vi)	no events or circumstances giving rise to a Material Adverse Effect will have occurred;

(vii)	no event will have occurred and be continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default;

(viii)	the offshore bank accounts provided for in Section 10 hereof will have been established and the insurance arrangements contemplated by Section 11 hereof will be in full force and effect;

(ix)	the Lender will have received legal opinions from counsel to Ivanhoe and each Material Subsidiary (other than SGER and its Subsidiaries), in form and substance acceptable to the Lender, acting reasonably, regarding those matters set out in Appendix 6 hereto;

(x)	the Front End Fee will have been paid in full;

(xi)	Ivanhoe will be in compliance with its obligations pursuant to Section 13(t) hereof; and

(xii)	the OT Project Financing will not have become available by virtue of binding definitive loan agreements having been entered into with the project lenders and the conditions precedent to the first drawdown thereunder having been satisfied or waived;
whereupon the Lender will advance to Ivanhoe an amount equal to the lesser of such Funding Call Deficiency and the undrawn principal amount under the Interim Funding Facility (as adjusted in accordance with Sections 8(a) and 8(c) hereof).
(b)	The obligation of the Lender to make further advances of funds to Ivanhoe under the Interim Funding Facility will be subject to and conditional upon each of the following conditions (the “Subsequent Funding Conditions”) being satisfied:
(i)	the Lender will have received, or be deemed to have received, a Funding Request evidencing a Funding Call Deficiency;

(ii)	the Lender will have been provided with copies of the constitutional documents of any Funding Holdco through which such funds will flow and with which the Lender has not previously been provided pursuant to Section 5(a)(ii) hereof, together with evidence that all necessary corporate authorizations have been obtained by such Funding Holdco with respect to the transactions contemplated by the Facility Documents;

(iii)	no events or circumstances giving rise to a Material Adverse Effect will have occurred;

(iv)	no event will have occurred and be continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default;

(v)	the General Security Agreement will be in full force and effect and registrations under applicable personal property security legislation will have been made in British Columbia and the Yukon where such registrations are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by the General Security Agreement; and

(vi)	the OT Project Financing will not have become available by virtue of either (x) binding definitive loan agreements having not been entered into with the project lenders, or (y) binding definitive loan agreements having been entered into with the project lenders but the conditions precedent to the first drawdown thereunder having not all been satisfied or waived;
whereupon the Lender will advance to Ivanhoe an amount equal to the lesser of such Funding Call Deficiency and the undrawn principal amount under the Interim Funding Facility (as adjusted in accordance with Sections 8(a) and 8(c) hereof).
6.	Availability Period and Maturity Date
(a)	Drawdowns under the Interim Funding Facility will be available from the entering into of the OT Interim Funding Agreement and satisfaction of all applicable conditions precedent until the earliest of (i) disbursement in full of the maximum amount available thereunder, (ii) the OT Project Financing having become available by virtue of binding definitive loan agreements having been entered into with the project lenders and the conditions precedent to the first drawdown having been satisfied or waived, and (iii) 31 December 2012 (the “Availability Period”). No drawdowns under the Interim Funding Facility may be made following the end of the Availability Period, notwithstanding that the facility may not have been fully drawn by such time.

(b)	The Interim Funding Facility will mature, and all principal, interest and other amounts thereunder will be finally due and payable, on 31 December 2013, subject to earlier mandatory prepayment of all such amounts from the proceeds of the first drawdown under the OT Project Financing pursuant to Section 8(e) hereof.
7.	Interest Rate, Period and Payment
(a)	Interest will be calculated, on an actual over 360 day basis, on the outstanding amount drawn under the Interim Funding Facility commencing from the date of the first drawdown thereunder until final repayment of all amounts due thereunder, at the daily weighted average of (i) the interest rate charged from time to time on the on-lending of advances made hereunder to OT LLC by shareholders (which is currently 9.9%, subject to adjustment in accordance with the provisions of the OT Shareholders Agreement) or otherwise, (ii) the rate at which dividends are paid from time to time by OT LLC on preferred shares in the capital of OT LLC which are purchased with funds advanced hereunder, and (iii) the rate(s) at which dividends, interest or other periodic payments are made from time to time to any provider of funds to OT LLC which derive from advances made hereunder (for greater certainty, such weighted average being calculated based on the proportion that each such form of funding represents from time to time of the aggregate of funds provided to OT LLC which derive from advances made hereunder), all net of any withholding tax payable on such interest, dividends or other payments by OT LLC

(b)	An additional margin of 2% will apply when an Event of Default has occurred and is continuing.

(c)	While any principal amount is outstanding under the Interim Funding Facility, interest in respect of any calendar month will be paid to the Lender on the third Business Day of the immediately following month (each, a “Payment Date”). All payments of interest will be grossed up for any applicable withholding taxes. Until the end of the Availability Period, any amounts on account of interest payable in respect of any month may be funded in whole or in part from Ivanhoe’s drawdown under the Interim Funding Facility pursuant to the Funding Request in respect of the immediately following month. Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, Ivanhoe and each of the Funding Holdcos, the Rio Tinto Manager may be instructed to, and if so will, pay the amount of any such interest on behalf of OT LLC directly to the Lender.

(d)	In the event that the Lender assigns its rights and obligations under the OT Interim Funding Agreement to any person other than another member of the Rio Tinto Group and the interest rate payable by Ivanhoe is higher than 1 month US dollar LIBOR plus 5% per annum, then on each Payment Date, any excess amount will be apportioned and paid by such assignee (i) as to 75% of the dollar amount thereof, to the Lender, and (ii) as to 25% of the dollar amount thereof, to Ivanhoe.
8.	Prepayment of Principal
(a)	Unless repaid earlier from the proceeds of the OT Project Financing or as otherwise permitted hereby, if any amount of principal is outstanding under the Interim Funding Facility on any Payment Date, Ivanhoe will make a prepayment of principal on such Payment Date equal to 100% of Distributed OT Cash Flow, less any amount of Distributed OT Cash Flow which is required by Ivanhoe in order to pay interest and any fees thereunder on such Payment Date. In the event any such prepayment is made, the maximum principal amount available under the Interim Funding Facility will thereafter be reduced permanently by the amount of such prepayment.

(b)	Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, Ivanhoe and each of the Funding Holdcos, the Rio Tinto Manager will be instructed to, and will, pay the amount of any such prepayment on behalf of OT LLC directly to the Lender.

(c)	Ivanhoe will have the right to prepay, in whole or in part, the outstanding principal amount under the Interim Funding Facility at any time from the proceeds of any placement of Ivanhoe Shares or the sale of Non-OT Assets (or, for the avoidance of doubt, other non-OT sources of funding (including, for example, dividends received on SGER shares) which Ivanhoe determines to apply for this purpose). Except as set out in Section 8(d) hereof, in the event Ivanhoe avails itself of the right to make prepayments of principal under this clause, the maximum principal amount available under the Interim Funding Facility will thereafter be reduced permanently by the amount of such prepayment.

(d)	Ivanhoe will have the right to make prepayments against the outstanding principal amount of the Interim Funding Facility from the proceeds of the exercise by Rio Tinto of its Subscription Right, and to this extent Ivanhoe may subsequently request, at any time prior to the end of the Availability Period, that any such amount prepaid be re-advanced.

(e)	Ivanhoe will ensure that the first drawdown under the OT Project Financing is sufficient to prepay in full all principal, interest, unpaid commitment fees and other amounts then outstanding under the Interim Funding Facility and will ensure that such prepayment occurs concurrently with the completion of such first drawdown under the OT Project Financing. The Facility Documents and all covenants and obligations of Ivanhoe thereunder will terminate upon such prepayment and the Lender will thereupon release and discharge the security interests granted under the General Security Agreement.

(f)	Ivanhoe will have the right to cancel the Interim Funding Facility in the event that there are no amounts outstanding thereunder and that Ivanhoe has obtained a comprehensive financing package for an amount not less than the amount of the outstanding commitments under the Interim Funding Facility as of the date of the termination. The Facility Documents and all covenants and obligations of Ivanhoe thereunder will terminate upon written notice being given by Ivanhoe of such cancellation in accordance with this Section 8(f) and the Lender will thereupon release and discharge the security interests granted under the General Security Agreement.
9.	Fees
(a)	A commitment fee of 0.4% on an annual basis will be payable semi-annually (on the Business Day which first follows 30 June and 31 December of each year) in arrears on the daily average of the undrawn amount under the Interim Funding Facility. Such fee will be calculated as (i) the simple average of the difference between the maximum principal amount available under such facility (as adjusted from time to time pursuant to Sections 8(a) and 8(c) hereof) on each day during the six (6) month period ended on 30 June or 31 December, as the case may be, on which the OT Interim Funding Agreement was in effect and the outstanding principal balance on such day, multiplied by (ii) a fraction the numerator of which is the number of days during such six (6) month period on which the OT Interim Funding Agreement was in effect, and the denominator of which will be 360, multiplied by 0.4%. This commitment fee will be payable until the end of the Availability Period. In the event that the Interim Funding Facility is prepaid or cancelled in its entirety pursuant to Section 8(e) or 8(f) hereof, any unpaid commitment fee in respect of the portion of the semi-annual period ending on the date of termination of the Facility Documents will be accelerated and will be payable on the date of such termination.

(b)	A 1% front end fee (the “Front End Fee”), calculated based on the full $1.8 billion principal amount of the Interim Funding Facility, will be payable on the earlier of the date of signing of the Definitive Interim Funding Agreement and the Final Documentation Date.

(c)	All fees and other amounts payable to the Lender hereunder will be grossed up for any applicable withholding taxes.
10.	Offshore Bank Accounts

(a)	The Lender will, and will cause the Rio Tinto Manager to, and Ivanhoe will, and will cause OT LLC and each of the Funding Holdcos to, establish offshore accounts in a jurisdiction(s) reasonably satisfactory to the Lender prior to the first disbursement under the Interim Funding Facility and maintained until no earlier than the repayment in full of all amounts due under, and the termination of, the Interim Funding Facility. All payments made hereunder by any such party to any other such party under the OT Interim Funding Agreement will be made through such offshore accounts.

(b)	The Rio Tinto Manager will be permitted to direct all product purchasers to pay all purchase proceeds into OT LLC’s offshore account.
11.	Insurance

OT LLC will maintain construction and operational insurance usual for a project financing as determined by the Lender and notified to Ivanhoe prior to the earlier of the date of signing of the Definitive Interim Funding Agreement and the Final Documentation Date. While any amount remains outstanding under the OT Interim Funding Agreement, the Lender will be noted as a loss payee on all such insurance policies and, in the event of any insurance claim event in relation to the OT Project which results in the payment of more than US$250 million in insurance proceeds, such proceeds will be applied to prepay in part the outstanding principal under the Interim Funding Facility unless the Lender agrees otherwise in writing.
12.	Ivanhoe Representations and Warranties

The representations and warranties of Ivanhoe will include the representations and warranties set out in Appendix 1 hereto. Such representations and warranties will be deemed to be repeated at and as of the time each advance is made under the Interim Funding Facility.
13.	Ivanhoe Covenants

Ivanhoe covenants and agrees as follows:
(a)	Except as otherwise consented to in writing by the Lender, no Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	No direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of a direct or indirect interest therein be made to any person other than a Material Subsidiary (other than SGER or any of its Subsidiaries).

(c)	There shall be no direct or indirect off-take contracts or marketing contracts with respect to the OT Project entered into unless:

(i)	the terms thereof have been approved in writing by the Lender, acting reasonably; and

(ii)	such contracts are with buyers or agents approved in writing by the Lender, acting reasonably.
(d)	There shall be no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any person other than (i) a transfer to which the OT Right of First Refusal (as such term is defined in the PPA) applies or (ii) a transfer to Ivanhoe or a Material Subsidiary (other than SGER or any of its Subsidiaries).

(e)	Ivanhoe will duly and punctually pay or cause to be paid when due in accordance with the terms of the Facility Documents all amounts in respect of principal, interest and any other fees, costs and charges which are due and owing under the terms thereof.

(f)	Ivanhoe will not, and will ensure that its Material Subsidiaries (other than SGER or any of its Subsidiaries) do not, create any Encumbrance on their present or future assets, effects, undertaking or property, whether real or personal, including, without limitation, the OT Payment or any part thereof, to secure any indebtedness of Ivanhoe or of any other person, other than indebtedness created under the Interim Funding Facility or represented by Permitted Debt. Ivanhoe will maintain the security constituted by the General Security Agreement in full force and effect.

(g)	Ivanhoe will not create, incur, assume or permit to remain outstanding, and will ensure that its Subsidiaries do not create, incur, assume or permit to remain outstanding, any Debt other than Permitted Debt; provided that SGER and its Subsidiaries and the Non-Material Subsidiaries will be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of SGER and its Subsidiaries and the Non-Material Subsidiaries.

(h)	Ivanhoe will, in all material respects, comply with all material Applicable Laws to the extent affecting its business and will ensure that each of the Material Subsidiaries (other than SGER and its Subsidiaries) so comply.

(i)	Subject to Section 11 hereof in relation to OT LLC, Ivanhoe will maintain insurance on and in relation to its business and assets with financially sound and reputable insurance companies or associations including all-risk property insurance and comprehensive general liability insurance, in amounts and against risks that are determined by it to be appropriate and which are prudent in the circumstances, and will furnish to the Lender, on written request, satisfactory evidence of the insurance carried and notify the Lender of any claim either it makes under the foregoing insurance policies that is in excess of US$2,500,000.

(j)	Ivanhoe will, and Ivanhoe will ensure that each Material Subsidiary will, provide all information which the Lender may reasonably request; provided that under no circumstances will Ivanhoe be required to provide to the Lender any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that Ivanhoe will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements).

(k)	Notwithstanding Section 13(j) above, Ivanhoe will notify the Lender promptly of:
(i)	any proposed change in the name or address of Ivanhoe, or any proposed change in the location of the chief executive office (as such term is used in the Personal Property Security Act (British Columbia) of Ivanhoe from the Province of British Columbia to any other jurisdiction;

(ii)	details of any litigation, dispute, arbitration or other proceeding to which Ivanhoe or any Material Subsidiary (other than SGER and its Subsidiaries) is a party, the result of which if determined adversely (A) would be a judgement or award in excess of US$2,000,000, or (B) would be reasonably likely to have a Material Adverse Effect;

(iii)	any loss or damage of a material amount (and for the purpose of this clause (iii), “material amount” will mean an amount equal to the greater of (A) $15,000,000 or (B) 2.5% of the aggregate principal amount outstanding under the Interim Funding Facility from time to time) to the consolidated assets of Ivanhoe;

(iv)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(v)	particulars of any Event of Default or any event which constitutes an event of default under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by Ivanhoe or any Material Subsidiary other than SGER and its Subsidiaries, including the Facility Documents, or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which Ivanhoe or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after Ivanhoe or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event; or

(vi)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.
(l)	Ivanhoe will not change its business in any material respect or, subject to the terms of the Heads of Agreement, cease to carry on all or a substantial part of its business.

(m)	Ivanhoe will, and will ensure that each Material Subsidiary (other than SGER and its Subsidiaries) will, at all times maintain its corporate existence in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by Ivanhoe or the relevant Material Subsidiary makes such licences necessary or advantageous and carry on and conduct its business in a prompt and efficient manner.

(n)	Ivanhoe will immediately and duly pay when due (and will furnish to the Lender when required or requested by the Lender evidence establishing such payments):
(i)	all obligations to their employees and all obligations to others which relate to the employees of Ivanhoe, including all Taxes related thereto;

(ii)	all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless Ivanhoe shall in good faith contest its obligation so to pay and has satisfied the Lender that the contestation will not jeopardize the business of Ivanhoe, and an appropriate financial reserve in accordance with GAAP applied on a basis consistent with past practice and satisfactory to the Lender has been established; and

(iii)	without derogating from the terms hereof, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, Ivanhoe or any of its assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against Ivanhoe or its assets, property, effects and undertaking, or any part thereof.
(o)	Ivanhoe will, and will ensure that all of its Subsidiaries (other than SGER and its Subsidiaries) will, observe and perform all of their material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument to which any of them is a party, including the Transaction Documents, or by which any of them is bound or by which any of their assets is subject, except (in the case of any such instrument which is not a Transaction Documents or any other agreement between Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) and any member of the Rio Tinto Group) where such observance or non-performance would not reasonably be expected to result in a Material Adverse Effect.

(p)	Ivanhoe will not:
(i)	amend its constitutional documents;

(ii)	enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization (including any reclassification or change of its outstanding shares), liquidation or dissolution; or

(iii)	enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of Ivanhoe or any Material Subsidiary (other than SGER and its Subsidiaries) (including any sale of shares of any Material Subsidiary) would become the property of any other person.
(q)	Ivanhoe will use and operate all of its property and assets in compliance with all, and in a manner which would not result in liability under any, Environmental Laws and keep all necessary permits relating to environmental matters in effect and remain in compliance therewith.

(r)	Ivanhoe will use the proceeds of all advances under the Interim Funding Facility made available to it only for the purposes set forth in Section 4(a) hereof.

(s)	Ivanhoe will take, and will ensure that the Material Subsidiaries (other than SGER and its Subsidiaries) take, all actions necessary (including the making or delivery of filings and payment of fees) to:
(i)	comply with its obligations under the Facility Documents; and

(ii)	preserve and keep in full force and effect its existence and rights.
(t)	Prior to the first advance of funds being made to Ivanhoe under the Interim Funding Facility and at all times while any amount remains outstanding thereunder, Ivanhoe will ensure that:
(i)	all physical security certificates representing Ivanhoe’s directly held shares or membership interests, as the case may be, in OT Mines, Delaware Holdings and Papyrus, and any and all security certificates then in existence representing Ivanhoe’s directly held shares or other equity interests, as the case may be, in any of the other Ivanhoe Holdcos; and

(ii)	all promissory notes and other instruments evidencing loan receivables by Ivanhoe from OT LLC or any of the Ivanhoe Holdcos (including loans advanced from the proceeds of funding provided hereunder), are maintained under the care and control of Ivanhoe at its chief executive office (or such other location as Ivanhoe may advise the Lender in writing) in the Province of British Columbia, except that any such certificates, notes or instruments may be transferred out of British Columbia in connection with a Permitted Encumbrance which is required to be created to secure Permitted Debt which is OT Project Financing Permitted Debt.
(u)	Ivanhoe will give the Lender immediate notice in writing of any Event of Default or any event which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

(v)	Ivanhoe will take all actions necessary to (i) maintain the listing or quotation of its common shares on (A) the TSX and (B) the NYSE or NASDAQ and (ii) maintain its status as a “reporting issuer” in a province of Canada not in default of Canadian Securities Laws.
Each of the covenants set out above in this Section 13 will terminate upon the repayment in full of all amounts outstanding under the Facility Documents and the valid termination of the Facility Documents.
14.	Events of Default

The occurrence of any one or more of the following will constitute an “Event of Default” by Ivanhoe:
(a)	Ivanhoe fails to pay when due any amount payable by it under the terms of the OT Interim Funding Agreement, and such amount remains unpaid at the close of business (London, U.K. time) on the fifth (5th) Business Day following Ivanhoe’s receipt of a written notice from the Lender notifying Ivanhoe of such non-payment and demanding payment of such amount;

(b)	Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any of the Transaction Documents or any other agreement between Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) and any member of the Rio Tinto Group, other than any such breach or failure to perform which Ivanhoe demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) Rio Tinto in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement, or (iii) the Lender in respect of any obligation, covenant or provision contained in the Facility Documents, and such breach or failure to perform by Ivanhoe or a Subsidiary is not remedied within forty-five (45) days of the Lender notifying Ivanhoe of such non-compliance or, if earlier, the date of Ivanhoe becoming aware of such non-compliance, provided, however, that such forty-five (45) day remedial period will not apply to any breach or failure to perform or observe, by Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) the covenant in Section 13(g) hereof to not create, incur, assume or permit to remain outstanding any Debt;

(c)	an Ivanhoe Change of Control (other than an Ivanhoe Change of Control in which Rio Tinto and all other members of the Rio Tinto Group, collectively, acquire beneficial ownership of more than 50% of the outstanding Ivanhoe Shares);

(d)	any representation or warranty made or given by Ivanhoe in any of the Transaction Documents or any notice, certificate or statement delivered or made hereunder or thereunder would be materially inaccurate or misleading or proves to have been materially inaccurate or misleading when made and, if capable of remedy, has not been remedied within thirty (30) days of the Lender notifying Ivanhoe of such inaccuracy or misleadingness or, if earlier, the date of Ivanhoe becoming aware thereof;

(e)	any of the ACBP Indebtedness is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument governing such ABCP Indebtedness;

(f)	any indebtedness of Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) for money borrowed in an amount in excess of US$50,000,000 for Ivanhoe, or US$20,000,000 for any of its Subsidiaries (other than SGER or its Subsidiaries) in the aggregate, is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument(s) governing such indebtedness;

(g)	(x) the commencement of any proceeding, or the taking of any step by or against Ivanhoe or any Material Subsidiary to obtain relief, under the laws of any jurisdiction relating to the bankruptcy, insolvency, reorganization, compromise of debts, liquidation, dissolution or winding-up of Ivanhoe or such Material Subsidiary or the appointment of a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of any jurisdiction in respect of Ivanhoe or a Material Subsidiary (provided that, notwithstanding the foregoing, it will not be an Event of Default where such proceeding, step or appointment was not consented to and is being actively contested by Ivanhoe or such Material Subsidiary in proceedings commenced not later than:
(i)	in the case of Ivanhoe, five (5) Business Days;

(ii)	in the case of OT LLC, the earlier of (A) five (5) Business Days of IVN becoming aware of such proceeding, step or appointment and (B) ten (10) Business Days; or

(iii)	in the case of any other Material Subsidiary, ten (10) Business Days following the date of such proceeding, step or appointment and is withdrawn or discharged within one hundred and twenty (120) days following the commencement of such proceeding, step or appointment), or (y) Ivanhoe or any Material Subsidiary is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due;
(h)	any Transaction Document, or any other material agreement to which Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) and any member of the Rio Tinto Group are parties, is or becomes void or unenforceable against Ivanhoe or any of such Subsidiaries (other than where such voidness or unenforceability constitutes an Expropriation Event) and, if capable of remedy, such default has not been remedied within:
(i)	in the case of any such Transaction Document or agreement to which the Government of Mongolia is a party, sixty (60) days; or

(ii)	in any other case, thirty (30) days;

of Ivanhoe becoming aware of such voidness or unenforceability;
(i)	any Transaction Document, or any other material agreement to which Ivanhoe or any of its Subsidiaries (other than SGER or its Subsidiaries) and any member of the Rio Tinto Group are parties, is terminated or repudiated (other than (x) by a member of the Rio Tinto Group without cause or (y) by the Government of Mongolia where such termination or repudiation constitutes an Expropriation Event) and, if capable of remedy, such default has not been remedied within:
(i)	in the case of any such termination or repudiation by the Government of Mongolia, sixty (60) days; or

(ii)	in any other case, thirty (30) days;
of Ivanhoe receiving written notice of such termination or repudiation;
(j)	either:
(i)	any Governmental Authority seizes, expropriates, nationalises, requisitions or compulsorily acquires, directly or indirectly (including by way of (x) any act or series of acts, whether legislative or otherwise, of any such Governmental Authority, (y) any breach by any such Governmental Authority of a Transaction Document or other material document relating to the OT Project to which it is a party, or (z) any unlawful, discriminatory or arbitrary withdrawal or revocation of a material consent, waiver, license, permit, registration, order, decree, approval or other authorisation of any Governmental Authority, or any combination of the events referred to in clauses (x), (y) and (z) above which, in each case, contribute to such effect), all or any material portion of the shares of any Material Subsidiary (other than SGER and its Subsidiaries) or all or any material portion of the facilities, assets, revenues or output of the OT Project (such event, an “Expropriation Event”), or

(ii)	there occurs any declared or undeclared war, civil war, acts of foreign enemies, riot, insurrection, politically motivated acts of terrorism or sabotage, revolution or coup d’état (excluding actions of environmental groups, labour disputes or student unrest, in each case, which is not politically motivated) or an embargo sanctioned by a resolution of the United Nations which, in each case:
A.	renders the continued performance by any Material Subsidiary of its obligations under any of the Transaction Documents impracticable or unreasonably hazardous; or

B.	which causes destruction or physical damage to the OT Project facilities that renders their continued construction or operation impracticable;
(such event, a “Political Risk Event”)

and such Expropriation Event or Political Risk Event is continuing (or, if capable or reversal or remedy, has not been reversed or remedied) as of the first anniversary of the occurrence of such event;
(k)	any litigation, arbitration or administrative proceeding taking place against Ivanhoe, a Material Subsidiary (other than SGER and its Subsidiaries) or the OT Project is reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a Material Adverse Effect, unless within 90 days of the initiation thereof such litigation, arbitration or administrative proceeding is either (i) dismissed or (ii) no longer reasonably likely to have an adverse outcome or such outcome would no longer be reasonably expected to have a Material Adverse Effect;

(l)	(i) the Ivanhoe Shares are delisted or suspended from trading for more than five days on the TSX, the NYSE or NASDAQ, or (ii) Ivanhoe ceases to be a “reporting issuer” in a province of Canada unless, in either case Rio Tinto provides its written consent thereto; or

(m)	if in the opinion of the Lender, acting reasonably, an event that has or is likely to have a Material Adverse Effect has occurred other than any such event which Ivanhoe demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) Rio Tinto in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement or (iii) the Lender in respect of any obligation, covenant or provision contained in the Facility Documents.
15.	Consequences of Default
(a)	Upon the occurrence of an Event of Default, the Lender may, at its option and without prejudice to any other rights and remedies available to it, serve on Ivanhoe a written notice requiring all outstanding amounts under the Interim Funding Facility to be immediately repaid in full and suspending all further disbursements thereunder, provided that in the case of an Event of Default pursuant to Section 14(g)(x) hereof, no such notice will be required and all such amounts will be immediately and automatically repayable in full and all further disbursements will be immediately and automatically suspended thereunder.

(b)	The default interest rate will apply from and after any Event of Default in accordance with Section 7(b) hereof.

16.	Further Assurances

Each of Ivanhoe and the Lender will, at its expense, promptly execute and deliver to the other party, upon request by the other party, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of, the covenants and agreements of such first-mentioned party under the Facility Documents or more fully to state the obligations of such first-mentioned party as set forth therein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.
17.	Successors and Assigns

The Facility Documents will enure to the benefit of and be binding upon the successors and permitted assigns of Ivanhoe and the Lender, respectively.
18.	Governing Law and Submission to Jurisdiction
(a)	These Terms and Conditions are, and the Definitive Interim Funding Agreement will be, governed by the law of England and Wales. The General Security Agreement will be governed by the law of the Province of British Columbia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of England and Wales.

Appendix 1
Representations and Warranties of Ivanhoe
For the purposes of any representation or warranty set out herein which is made to a party’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the directors and executive officers of the representing party.
(a)	Ivanhoe is a corporation duly continued and validly existing, and current with respect to all filings required, under the laws of the Yukon Territory, it is duly licensed or qualified to carry on its business and is in good standing in the Yukon Territory and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Ivanhoe;

(b)	Ivanhoe’s execution and delivery of the Facility Documents to which it is a party, including all matters contemplated thereby, has been authorized by all necessary corporate action and Ivanhoe has the corporate power and authority to enter into and perform its obligations under such Facility Documents;

(c)	none of the execution and delivery of the Facility Documents, the implementation of the transactions contemplated by the Facility Documents or the fulfilment of, or compliance with, the terms and provisions hereof by Ivanhoe do or will, with the giving of notice or the lapse of time or otherwise:
(i)	results in the breach of, or violates any term or provision of, Ivanhoe’s or any of its Affiliates’ Constating Documents, or

(ii)	conflicts with, results in the breach of, constitutes a default under, or accelerates or permits the acceleration of the performance required by, any material agreement to which Ivanhoe or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Ivanhoe or any of its Affiliates is subject;
(d)	except as otherwise specifically contemplated by the Facility Documents, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Ivanhoe in connection with the execution, delivery and performance of the Facility Documents or the consummation by Ivanhoe or any of its Affiliates of the transactions contemplated by the Facility Documents;

(e)	there is not, to the best of Ivanhoe’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Ivanhoe’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, the Transaction Documents;

(f)	each of the Transaction Documents to which Ivanhoe is a party has been duly executed and delivered by Ivanhoe and is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	each of Ivanhoe’s Material Subsidiaries (other than SGER and its Subsidiaries) is a corporation duly incorporated, organized and validly existing, and current with respect to all filings required, under the laws of its jurisdiction of incorporation, it is duly licensed or qualified to carry on its business and is in good standing in its jurisdiction of incorporation and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of Ivanhoe’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(h)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(i)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and Ivanhoe and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of Ivanhoe or any such Material Subsidiaries’ businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated by the Facility Documents;

(j)	except for Erdene’s 34% shareholding in OT LLC, (i) Ivanhoe’s direct or indirect ownership interest in each of the Material Subsidiaries (other than SGER and its Subsidiaries) is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than certain inter-company debt (as contemplated by the ACAA) among Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries)), (ii) no person, firm, or company other than the Rio Tinto Group has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by Ivanhoe;

(k)	the authorized capital of Ivanhoe consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as at the close of business on December 7, 2010, 532,371,226 Ivanhoe Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(l)	except as disclosed in the Ivanhoe Continuous Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of Ivanhoe or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or other securities convertible, exchangeable or exercisable for shares of Ivanhoe or any such Material Subsidiary;

(m)	the Ivanhoe Continuous Disclosure Documents provide, full, true and plain disclosure of all material facts relating to Ivanhoe and do not contain, any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(n)	Ivanhoe is a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to Ivanhoe (except in respect of the transactions contemplated by the Transaction Documents) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(o)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of Ivanhoe;

(p)	the auditors of Ivanhoe who audited the financial statements for the year ended December 31, 2009 and who provided their audit report thereon are independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(q)	the currently issued and outstanding Ivanhoe Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and Ivanhoe is in compliance with all rules and policies of such exchanges;

(r)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, since December 31, 2009:
(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of Ivanhoe or its Subsidiaries, taken as a whole;

(ii)	Ivanhoe and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by

Ivanhoe or its Subsidiaries which is material to Ivanhoe and its Subsidiaries, taken as a whole, other than those in the ordinary course of business; and

(iii)	there has been no material change in the capital or long term debt of Ivanhoe or its Subsidiaries, taken as a whole;
(s)	Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(t)	all indebtedness of Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) is being paid in the ordinary course of business;

(u)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is a party to any agreement restricting Ivanhoe or any such Material Subsidiary from engaging in any line of business which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in;

(v)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, Ivanhoe has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of Ivanhoe and its Subsidiaries, taken as a whole;

(w)	except for the Arbitration, there is no action, suit, proceeding or investigation in respect of Ivanhoe and its Subsidiaries, taken as a whole, pending or, to the knowledge of Ivanhoe or its directors and officers, threatened against or affecting Ivanhoe and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect Ivanhoe or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of Ivanhoe and its Subsidiaries, taken as a whole;

(x)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of Ivanhoe has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to Ivanhoe’s knowledge after due inquiry, contemplated or threatened by any such authority or under any Securities Laws;

(y)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is in violation of its Constating Documents or resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(z)	all financial statements forming part of the Ivanhoe Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of Ivanhoe as of the dates and for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout such periods;

(aa)	Ivanhoe is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(bb)	to the best of its knowledge and belief, neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) or any person acting on behalf of Ivanhoe or any such Material Subsidiary, has made any Prohibited Payment with respect to the conduct of business of Ivanhoe or any such Material Subsidiary or any transaction contemplated by the OT Interim Funding Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(cc)	(i) OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain; (ii) neither Ivanhoe nor any of the Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in the Facility Documents conflicts with or could reasonably be expected to cause Ivanhoe or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project;

(dd)	to the best of Ivanhoe’s knowledge: (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released or reduced in any way, (iii) the Existing Licenses have been properly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) except for the OT Payment, the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia;

and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(ee)	neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction contemplated by the Heads of Agreement, exceeds 25 per cent of Ivanhoe’s market capitalization as determined by Ivanhoe’s board of directors in accordance with Part 5 of MI 61-101;

(ff)	no Event of Default has occurred and is continuing and, to the knowledge of Ivanhoe, there exists no state of facts which after notice or lapse of time or both or otherwise would constitute an Event of Default;

(gg)	as of the date of the Heads of Agreement, the Facility Documents do not need to be stamped or registered;

(hh)	except for the OT Payment, no Encumbrance has been directly or indirectly created by Ivanhoe or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ii)	except for the OT Payment, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by Ivanhoe or any of its Subsidiaries;

(jj)	no direct or indirect off-take contracts or marketing contracts with respect to the OT Project have been entered into by Ivanhoe or any of its Subsidiaries;

(kk)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) has any Debt outstanding other than Permitted Debt;

(ll)	Ivanhoe and each of its Material Subsidiaries owns all of its assets, property and undertaking, and has good and marketable title to such assets, property and undertaking, in each case free and clear of all Encumbrances and claims, except Permitted Encumbrances;

(mm)	neither Ivanhoe nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no state of facts which after notice or lapse of time or both or otherwise would constitute such a default; and

(nn)	The General Security Agreement confers (or, if this representation and warranty is given at and as of a time prior to the entering into of the General Security Agreement, will confer upon its execution prior to the first advance of funds to Ivanhoe being made under the Interim Funding Facility) the security interest it purports to confer (subject to any limitations to enforcement under Applicable Law); if executed, the General Security Agreement is fully perfected and creates a first ranking charge over all of the assets, subject to the Permitted Encumbrances, over which it purports to create or evidence security in favour of the Lender.

Appendix 2
Disclosed Encumbrances

Secured Party	Base Registration Number	Jurisdiction
HSBC Bank Canada	614342D	BC
North Shore Leasing Ltd.	796240D	BC
HSBC Bank Canada	974155D	BC
HSBC Bank Canada	974325D	BC
Bank of Montreal	922395E	BC
North Shore Leasing Ltd.	221701F	BC
HSBC Bank Canada	2007/10/19 50421	Yukon
HSBC Bank Canada	2007/10/19 50439	Yukon
Bank of Montreal	2009/03/25 59750	Yukon

Appendix 3
Certain Permitted Debt (as of November 30, 2010)
A. Debt of Material Subsidiaries (other than SGER and its Subsidiaries)
OT LLC and Ivanhoe Holdcos

			Interest	Due	Amount Owing
Debtor	Name of Creditor	Title	Rate	Date	(US$)
Ivanhoe Mines Delaware Holdings LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$112,925.84
Ivanhoe Mines Delaware Holdings LLC	Ivanhoe Mines Aruba	Intercompany Debt	n/a	n/a	$2.00
	Holdings LLC A.V.V.
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$19,185.28
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Ivanhoe Oyu Tolgoi (BVI) Ltd.	Intercompany Debt	n/a	n/a	$1.00
Ivanhoe Oyu Tolgoi (BVI) Ltd.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$6,176,635.37
Oyu Tolgoi LLC	Ivanhoe Mines Ltd.	Shareholder Loan	(1)	n/a	$802,042,371.23	(2)
Oyu Tolgoi LLC	Ivanhoe Mines Ltd.	Promissory Note	(1)	n/a	$211,174,478.42	(2)
Oyu Tolgoi LLC	Ivanhoe Mines Ltd.	Non-Interest Bearing	n/a	n/a	$283,698,880.99

					$1,303,224,480.12	(2)

(1)	Annual interest rate of 9.9% adjusted, on a quarterly basis, by the percentage of the variation in the US CPI over the preceding quarter. US CPI means the Annual Index at the end of each Quarter contained in Table 1, Consumer Price Index for all Urban Consumers (CPI-U): US City Average, by Expenditure Category and Commodity and Service Group, series ID number CUUR0000SAO, published by the Bureau of Labor Statistics, which forms part of the United States Department of Labor and if the index ceases to be published, such new, revised or substitute index as is agreed between the shareholders following reasonable and in good faith negotiations, and failing agreement such new, revised or substitute index as determined by an internationally recognised audit and accounting firm selected by OT LLC.

(2)	CPI adjustment on the Shareholder Loan and Promissory Note for the period since September 30, 2010 has not been included in the amount owing as next quarterly index is for December 31, 2010, which is not published by the Bureau of Labor Statistics until approximately 15 days after the index date.

Other Mongolian Subsidiaries (Non OT)

			Interest	Due	Amount Owing
Debtor	Name of Creditor	Title	Rate	Date	(US$)
AGM HOLDING COMPANY PTE. LTD.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$43,968.75
ASIA GOLD MONGOLIA LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$15,944,129.80
IVANHOE KHARMAGTAI PTE. LTD.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$27,283.62
IVANHOE KHARMAGTAI PTE. LTD.	IVANHOE ULAAN PTE. LTD.	Intercompany Debt	n/a	n/a	$1.00
IVANHOE ULAAN PTE. LTD.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$27,457.89
IVANHOE ULAAN PTE. LTD.	Ivanhoe Oyu Tolgoi (BVI) Ltd.	Intercompany Debt	n/a	n/a	$20,000.00
OYUT ULAAN LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$3,675,048.80
UUL SARAN LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$376,308.70
MONGOLIA GAS & EXPLORATION LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$448,432.39

					$20,562,630.95

B. Guarantees by Ivanhoe In Relation to Debt of Material Subsidiaries (other than SGER and its Subsidiaries)

Date of		Date of	Amount		Guarantee
Contract	Name of Contractor	Guarantee	Guaranteed		Expiry Date
01/15/2007	Aggreko International Projects Limited	01/01/2010	US$	1,989,884.00	12/31/2010
03/04/2010	FLSmidth Inc. (formerly FFE Minerals USA Inc.)	03/16/2010	US$	5,776,108.46	12/31/2010
02/11/2010	FLSmidth Dorr Oliver Eimco USA Inc.	03/16/2010	US$	3,024,611.73	12/31/2010
03/04/2010	FLSmidth Inc. (formerly FFE Minerals USA Inc.)	03/16/2010	US$	871,772.77	12/31/2010
03/17/2010	FLSmidth Salt Late City	03/16/2010	US$	522,196.92	12/31/2010
06/27/2007	ABB AB	03/16/2010		€1,873,428.98	12/31/2010

		Total US$	US$	12,184,573.88

		Total EURO		€1,873,428.98

Appendix 4
Form of General Security Agreement

Appendix 5
Financial Institutions
ANZ
Bank of Montréal
Bank of Nova Scotia
Bank of Tokyo Mitsubishi UFJ
Barclays
BBVA
BNP Paribas
CIBC
Commonwealth Bank of Australia
Crédit Agricole
Deutsche Bank
HSBC
JP Morgan
Macquarie
Mizuho
Morgan Stanley
National Australia Bank
Natixis
Royal Bank of Canada
Royal Bank of Scotland
Santander
Société Générale
Standard Chartered
Sumitomo Mitsui Banking Corporation
Toronto Dominion
UBS
Westpac

Appendix 6
Legal Opinions
A.	Ivanhoe
1.	Yukon — Lackowicz, Shier & Hoffman

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property, carry on business and execute, deliver and perform its obligations under the Facility Documents;

•	All necessary corporate action taken to authorize execution, delivery and performance of the Facility Documents;

•	Due execution and delivery of the Facility Documents;

•	No consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the Facility Documents; and

•	Execution, delivery and performance of the Facility Documents will not conflict with articles, by-laws or Yukon law.

2.	BC — Goodmans

•	Ivanhoe a reporting issuer not in default;

•	Ivanhoe validly extra-provincially registered in B.C.;

•	Other than PPSA financing statements, no consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the Facility Documents;

•	Execution, delivery and performance of the Facility Documents will not conflict with B.C. law;

•	General Security Agreement a legal, valid, binding and enforceable obligation of Ivanhoe;

•	General Security Agreement creates a valid security interest;

•	Registration made where necessary in B.C. to perfect the security created by the General Security Agreement;

•	Choice of U.K. laws for OT Interim Funding Agreement valid; and

•	Enforceability of U.K. judgments by a B.C. court.

3.	UK — Counsel to be determined

•	No consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the Facility Documents;

•	Execution, delivery and performance of the Facility Documents will not conflict with U.K. law; and

•	OT Interim Funding Agreement a legal, valid, binding and enforceable obligation of Ivanhoe.

B.	Ivanhoe Mines Delaware Holdings, LLC (“Delaware Holdings”) — Morris, Nichols, Arsht & Tunnell LLP
•	Formation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Ivanhoe is sole member;

•	Interests duly authorized, validly issued, fully paid and non-assessable; and

•	No steps taken to appoint receiver or liquidator or to wind up.
C.	Ivanhoe Mines Aruba Holdings LLC A.V.V. (“Ivanhoe Aruba”) — VanEps Kunneman VanDoorne
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Not wound up, declared bankrupt or been granted suspension of payment;

•	Authorized and issued share capital; and

•	Delaware Holdings is sole shareholder.
D.	Ivanhoe Oyu Tolgoi (BVI) Ltd. (“OT BVI”) — Harney Westwood & Riegels
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital; and

•	Ivanhoe Aruba is sole shareholder.
E.	Ivanhoe OT Mines Ltd. (“OT Mines”) — Goodmans
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital; and

•	Ivanhoe is sole shareholder.
F.	Turquoise Hill Netherlands Coöperatief U.A. (“Co-op”) — DLA Piper Nederland N.V.
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business; and

•	Attaching extract from Chamber of Commerce trade register and company certified copy of membership register.
G.	Oyu Tolgoi Netherlands B.V. (“OT NBV”) — DLA Piper Nederland N.V.
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business; and

•	Attaching extract from Chamber of Commerce trade register showing authorized and issued capital and company certified copy of share register.

H.	Papyrus Ventures LLC — Morris, Nichols, Arsht & Tunnell LLP
•	Formation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Ivanhoe is sole member;

•	Interests duly authorized, validly issued, fully paid and non-assessable; and

•	No steps taken to appoint receiver or liquidator or to wind up.
I.	Oyu Tolgoi LLC — Lynch & Mahoney
•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital;

•	Erdenes MGL LLC, OT BVI and OT NBV are sole shareholders; and

•	Opinions relating to licenses, license areas and surface rights as provided in the October 27, 2006 opinion delivered in connection with the signing of the PPA.

GENERAL SECURITY AGREEMENT
          THIS AGREEMENT is made as of January •, 2011
BETWEEN:
IVANHOE MINES LTD., a corporation continued under the laws of the Yukon Territory, whose chief executive office is located at 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1 (the “Debtor”)
AND:
          •     [Lender] (the “Secured Party”)
          WHEREAS pursuant to [a heads of agreement (including Schedule D thereto) between the Debtor and Rio Tinto International Holdings Ltd. dated December •, 2010] OR [an interim funding agreement between the Debtor and the Secured Party dated as of the date hereof] (the “OT Interim Funding Agreement”), the Secured Party has agreed to make a funding facility in the amount of up to US$1.8 billion available to the Debtor upon the terms and subject to the conditions contained therein;
          AND WHEREAS the Debtor has agreed to grant a security interest and assignment, mortgage and charge in the Collateral to the Secured Party in order to secure the performance of the Obligations;
          NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1 — INTERPRETATION
1.01	Interpretation
     (1) In this Agreement:
(a)	“Agreement” means this general security agreement and all amendments made hereto by written agreement between the Secured Party and the Debtor;

(b)	“Collateral” has the meaning set out in Section 2.01; and

(c)	“Obligations” means all obligations and liabilities of the Debtor to the Secured Party in connection with or relating to the OT Interim Funding Agreement, including all debts and liabilities owing thereunder, present or future, direct or indirect and howsoever incurred, at any time owing by the Debtor to the Secured Party or remaining unpaid by the Debtor to the Secured Party and whether the same is from time to time reduced and thereafter increased, including all interest, commissions, fees, legal and other costs, charges and expenses.
     (2) The terms “accessions”, “accounts”, “chattel paper”, “documents of title”, “instruments”, “intangibles”, “inventory”, “money”, “proceeds” and “securities” whenever used herein have the meanings given to those terms in the Personal Property Security Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced.
     (3) Capitalized terms used herein and not otherwise defined have the meanings given to them in the OT Interim Funding Agreement.
1.02	Sections and Headings
          The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.
1.03	Extended Meanings
          In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations. The term “including” means “including without limiting the generality of the foregoing”.
ARTICLE 2 — GRANT OF SECURITY INTEREST
2.01	Security Interest
          As general and continuing security for the payment and performance of all Obligations (whether at stated maturity or due to demand, acceleration or otherwise), the Debtor hereby grants to the Secured Party a security interest in all of the Debtor’s present, future and after-acquired undertaking and property (except for the property of the Debtor described in Section 2.02(a) or 2.02(b)), both real and personal (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral as and by way of a fixed and specific mortgage and charge (other than the Real Property (as hereinafter defined), which will be as and by way of a floating charge) to the Secured Party. Without limiting the generality of the foregoing, the Collateral includes all right, title and interest that the Debtor now has or may hereafter have, be entitled to, or acquire in any manner whatsoever (including by way of amalgamation) in the OT Payment and all property of the following kinds:
(a)	Receivables: all debts, accounts, balances, claims and choses in action for monetary amounts which are now or which may hereafter become due, owing or accruing to the Debtor (collectively, the “Receivables”);

(b)	Inventory: all inventory of whatever kind and wherever situated (collectively, the “Inventory”);

(c)	Equipment: all machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory (collectively, the “Equipment”);

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all documents of title, including warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

(f)	Securities and Instruments: all shares, stock, warrants, bonds, debentures, debenture stock and other securities and all instruments (collectively, the “Securities”);

(g)	Intangibles: all intangibles not otherwise described in this Section 2.01 including all goodwill, patents, trademarks, copyrights and other industrial property;

(h)	Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)	Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the Collateral and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in this Section 2.01;

(k)	Proceeds: all proceeds of any Collateral in any form derived directly or indirectly from any dealing with the Collateral or that indemnifies or compensates for the loss of or damage to the Collateral;

(l)	Real Property: all real and immovable property of whatsoever nature and kind and wheresoever situate, whether in fee simple, leasehold or of a lesser estate and all benefits, easements, franchises, immunities, licenses, privileges, rights, rights of way and servitudes relating thereto or connected therewith, all apparatus, buildings, chattels, erections, fixtures, fixed equipment, improvements and plant (collectively, the “Real Property”) and all rights under any contract, franchise, lease, mortgage or other agreement relating to the Real Property.
2.02	Exceptions
          The security interest, assignment, mortgage and charge granted to the Secured Party pursuant to Section 2.01 will not:
(a)	extend or apply to any of the Debtor’s right, title or interest (whether direct or indirect, present or future) in and to shares in the capital of SouthGobi Energy Resources Ltd. until such time as the Debtor is permitted by The Stock Exchange of Hong Kong Limited to encumber its right, title or interest in and to any such shares;

(b)	extend or apply to the last day of the term of any lease or agreement relating to Real Property, but the Debtor will hold such last day in trust for the Secured Party and, should the Secured Party enforce the said security interest, assignment, mortgage and charge, the Debtor will assign such last day as directed by the Secured Party; or

(c)	render the Secured Party liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound.

2.03	Floating Charge
          For the purpose of Section 203 of the Land Title Act (British Columbia), with respect to (and only to) any Real Property, the floating charge created by Section 2.01 will become a fixed charge on the assets, effects, property and undertaking of the Debtor charged hereby upon the earlier of (a) the Obligations becoming immediately due and payable, and (b) the occurrence of any other event which by operation of law would result in such floating charge becoming a fixed charge.
2.04	Attachment of Security Interest
          The Debtor acknowledges that value has been given and agrees that the security interest granted hereby will attach when the Debtor signs this Agreement or (in respect of any Collateral which is after-acquired property) at the time the Debtor acquires any rights in such Collateral.
2.05	Exception for Contractual Rights
          The security interest granted hereby does not and will not extend to, and Collateral will not include, any agreement, right, franchise, licence or permit (the “contractual rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the security interest herein would constitute a breach of the terms of or permit any person to terminate the contractual rights, but the Debtor must hold its interest therein in trust for the Secured Party and will assign such contractual rights to the Secured Party forthwith upon obtaining the consent of the other party thereto. The Debtor agrees that it will, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any contractual rights to be subjected to the security interest granted hereby.
ARTICLE 3 — DEALING WITH COLLATERAL
3.01	Dealing with Collateral by the Debtor
          To the extent the Debtor sells, leases, assigns, transfers or otherwise disposes of any of the Collateral in accordance with the OT Interim Funding Agreement, then such Collateral will be released from the security interest granted hereby without further act or formality (but for greater certainty, any proceeds therefrom will be subject to the security interest granted hereby).
3.02	Permitted Encumbrances and Priority
     (1) The Debtor will be permitted to incur, grant and create Permitted Encumbrances to the extent permitted by the OT Interim Funding Agreement. The security interest granted hereby will be subordinate to any Permitted Encumbrance that (i) has been or may be incurred, granted or created in accordance with the OT Interim Funding Agreement (including security granted to the lenders providing the OT Project Financing, provided that such OT Project Financing will permit the Debtor to fully comply with its obligations under [Section 8(e)] of the OT Interim Funding Agreement, failing which compliance the security interest granted hereby will not be subordinate to any such security granted to such lenders and will be deemed never to have been so subordinate, and further provided that the Secured Party will comply with its obligation to release and discharge such security interest granted hereby in accordance with Section 3.02(2)), (ii) is held by a creditor dealing at arm’s length with the Debtor, and (iii) is properly registered or perfected in accordance with applicable law and is otherwise valid and enforceable as against the Debtor, ordinary unsecured creditors, and any trustee in bankruptcy, receiver or similar official appointed in respect of the Debtor or the Collateral.
     (2) The Secured Party will release and discharge the security interest granted hereby upon the prepayment in full of all principal, interest, unpaid commitment fees and other amounts then owing to the Secured Party under the OT Interim Funding Agreement and termination of the OT Interim Funding Agreement pursuant to [Section 8(e)] thereof.
ARTICLE 4 — REMEDIES
4.01	Remedies
     (1) On or after (i) the occurrence and during the continuation of an Event of Default pursuant to [Section 14(g)(x)] of the OT Interim Funding Agreement, or (ii) the obtaining and during the continuation of any final and non-appealable order, judgment or decision of a court in favour of the Secured Party for payment of all amounts outstanding under the OT Interim Funding Agreement, the security interest granted hereby will become enforceable. The Secured Party will have no right to take any enforcement or realization proceedings in respect of the security interest granted hereby under any other circumstances.
     (2) The Secured Party may, without discharging or in any way affecting the security created by this Agreement or any remedy of the Secured Party, (i) grant extensions of time, (ii) take and perfect or abstain from taking and perfecting security, (iii) give up securities, (iv) accept compositions or compromises, (v) grant releases and discharges, and (vi) release any part of the Collateral or otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party sees fit without prejudice to the liability of the Debtor to the Secured Party or the Secured Party’s rights hereunder.
     (3) The Secured Party will not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and is not bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person, in respect of the Collateral.
ARTICLE 5 — GENERAL
5.01	Benefit of the Agreement
          This Agreement will enure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.
5.02	Entire Agreement
          This Agreement has been entered into pursuant to the provisions of the OT Interim Funding Agreement and is subject to all the terms and conditions thereof and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the OT Interim Funding Agreement, the rights and obligations of the parties will be governed by the provisions of the OT Interim Funding Agreement. Except as provided in the previous sentence, this Agreement cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Secured Party and the Debtor with respect to the subject matter hereof except as expressly set forth herein or in the OT Interim Funding Agreement.
5.03	Amendments and Waivers
          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver or consent by the Secured Party of or to any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Secured Party purporting to give the same and, unless otherwise provided in the written waiver or consent, will be limited to the specific breach waived or consent given and will not apply to any other or further breach of or default in this Agreement.
5.04	Assignment
          The rights of the Secured Party under this Agreement may only be assigned by the Secured Party as permitted under the OT Interim Funding Agreement. The Debtor may not assign its obligations under this Agreement whether in whole or in part.
5.05	Severability
          If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability will attach only to such provision or part thereof and only with respect to such jurisdiction and the remaining part of such provision and all other provisions hereof will continue in full force and effect.
5.06	Notices
          All notices, payments and other required or permitted communications (each a “Notice”) to either party will be in writing, and will be addressed respectively as follows:

If to the Secured Party:	•

[6 St. James’s Square
London
W1Y 4LD
United Kingdom]

Attention:	[Company Secretary]
Fax:	[44 20 7930 3249]

With a copy to:	Chief Executive Copper Group
Rio Tinto plc
6 St. James Square
London SW1Y 4LD

Fax:	44 20 7930 3249

If to the Debtor:	Ivanhoe Mines Ltd.

654 – 999 Canada Place
Vancouver, B.C.
Canada V6C 3E1

Attention:	Corporate Secretary
Fax:	604 682 2060
or at such other address of fax number or to such other contact person as a party may give Notice to the other party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:
(a)	if delivered by hand, immediately;

(b)	in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and

(c)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4.00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
5.07	Additional Continuing Security
          This Agreement and the security interest, assignment and mortgage and charge granted hereby are cumulative rights which are in addition to and not in substitution for any other security now or hereafter held by the Secured Party and will not affect or be affected by any other rights, remedies and powers of the Secured Party in respect of the Obligations existing in law, in equity or by statute and this Agreement is a continuing agreement and security that will remain in full force and effect until the full and final payment and performance of the Obligations whereupon the Secured Party will, at the request and sole expense of the Debtor, execute such releases and discharges as the Debtor reasonably requires.
5.08	Further Assurances
     (1) The Debtor must at its expense from time to time do, execute and deliver, or cause to be done, executed and delivered, all such financing statements, further assignments, documents, acts, matters and things as may be reasonably requested by the Secured Party for the purpose of giving effect to this Agreement or the OT Interim Funding Agreement or for the purpose of perfecting the Secured Party’s security in the Collateral or establishing compliance with the representations, warranties and covenants herein contained.
     (2) The Secured Party will do, execute and deliver, or cause to be done, executed and delivered, all such documents, acts, matters and things as may be reasonably requested by the Debtor for the purpose of giving effect to this Agreement or the OT Interim Funding Agreement, including confirmations of the terms of Article 3 hereof in connection with the entering into of binding definitive loan agreements with the project lenders for the OT Project Financing.
5.09	Discharge
          The Debtor will not be discharged from any of the Obligations or from this Agreement except by a release or discharge signed in writing by the Secured Party, which will not be unreasonably withheld, delayed or made subject to conditions by the Secured Party.
5.10	Governing Law
          This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
5.11	Executed Copy
          The Debtor acknowledges receipt of a fully executed copy of this Agreement.
5.12	Counterparts
          This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which taken together will constitute one and the same instrument. Any manually executed counterpart hereto delivered by facsimile transmission will be deemed delivery of an original counterpart hereto.
[Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF the parties have executed this Agreement.

DEBTOR:	IVANHOE MINES LTD.

Per:
Date of Execution		(authorized signature)

SECURED PARTY:	[•]

Per:
Date of Execution		(authorized signature)

SCHEDULE E
Terms and Conditions of RT/IVN Governance Agreement
1.	RT/IVN Governance Agreement

RT/IVN Governance Agreement	Rio Tinto, Ivanhoe and the OT Holdcos will enter into a governance agreement to reflect the arrangements described herein. Appropriate amendments to the constating documents of the OT Holdcos will also be made solely to ensure that third parties are on notice of these arrangements.

Ivanhoe and Rio Tinto agree that this Schedule constitutes the fundamental basis of the understanding of the parties. If any of these provisions should be invalid, illegal or unenforceable, the parties shall make reasonable efforts to replace the invalid provisions or unenforceable provision by a valid and enforceable provision which comes as close as possible to the commercial scope of the invalid or unenforceable provision. Any invalidity, illegality or unenforceability of a provision in one jurisdiction shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. To the fullest extent permitted by applicable law, each party hereby waives any provision of law that would render any provision hereof prohibited or unenforceable in any respect.
2.	RT/IVN Operating Committee

RT/IVN Operating Committee	Rio Tinto and Ivanhoe will create a RT/IVN Operating Committee to consider matters to be dealt with by the OT LLC board and the OT Holdcos, as shareholders of OT LLC. Four (4) directors of OT LLC appointed by the OT Holdcos (two (2) nominees from each of Rio Tinto and Ivanhoe) will be the members of the RT/IVN Operating Committee. Rio Tinto will be entitled to appoint one of its directors as the chairman of the RT/IVN Operating Committee. Each member of the RT/IVN Operating Committee will be entitled to one vote. The terms governing the RT/IVN Operating Committee may not be changed except by mutual agreement of Ivanhoe and Rio Tinto. Rio Tinto and Ivanhoe will be entitled to appoint an alternate to act in the place and stead of each of their respective members on the RT/IVN Operating Committee on the same basis as the appointment of alternate directors to the OT LLC board.

The RT/IVN Operating Committee will meet in advance of each OT LLC board meeting and shareholders meeting and will make decisions with respect to all matters to be adopted by resolution set forth on the agenda for the OT LLC board meeting and shareholders meeting in accordance with the above.

The chairman of the RT/IVN Operating Committee will be responsible for calling meetings of the RT/IVN Operating Committee. Any member of the RT/IVN Operating Committee may request that the chairman of the RT/IVN Operating Committee call a meeting of the RT/IVN Operating Committee. A quorum for a RT/IVN Operating Committee meeting will be all members of the RT/IVN Operating Committee. If any member on the RT/IVN Operating Committee does not participate in a meeting of the RT/IVN Operating Committee, the chairman of RT/IVN Operating Committee may adjourn the meeting by 48 or more hours. A quorum for such an adjourned RT/IVN Operating Committee meeting will be the members of the RT/IVN Operating Committee then in attendance, provided that no Special Matter may be voted upon at an adjourned RT/IVN Operating Committee meeting unless at least one of Ivanhoe’s two members are present.

All decisions of the RT/IVN Operating Committee, other than in respect of a “Special Matter” (as described below), will require a majority vote of the members of the RT/IVN Operating Committee with a casting vote of the chairman in the case of a tie. Decisions in respect of Special Matters will require a unanimous vote of the members attending the meeting of the RT/IVN Operating Committee.

Rio Tinto and Ivanhoe agree that meetings of the RT/IVN Operating Committee will be held in Mongolia and may, as agreed unanimously by the RT/IVN Operating Committee, be held outside Mongolia.

RT/IVN Operating Committee — Decision-making	Except in the case of an emergency meeting convened upon permitted shorter notice, the chairman of the RT/IVN Operating Committee will provide members of the RT/IVN Operating Committee with the resolutions to be considered at an OT LLC board meeting or shareholders meeting at least 7 days in advance of any such meeting. Ivanhoe and Rio Tinto may, through their respective member representatives on the RT/IVN Operating Committee, propose changes to the resolutions provided by the chairman or propose new resolutions. Instructions from the RT/IVN Operating Committee to members of the OT LLC board appointed by the OT Holdcos or to the OT Holdcos shall only be in respect of those resolutions voted upon at a meeting of the RT/IVN Operating Committee. If such resolutions are amended or other matters are brought before the OT LLC board meeting or shareholders meeting, the nominees of Ivanhoe and Rio Tinto will request a short recess for the RT/IVN Operating Committee to consider such amendment or new resolution. For this purpose, such recess meeting will constitute a RT/IVN Operating Committee meeting and the RT/IVN Operating Committee will instruct the members of the OT LLC board appointed by the OT Holdcos to vote at the OT LLC board meeting or the OT Holdcos to vote at the shareholders meeting in accordance with any decisions resulting therefrom.

Ivanhoe will provide notice to Rio Tinto and the RT/IVN Operating Committee of any matter which it asserts is a Special Matter in advance of a RT/IVN Operating Committee meeting (except in respect of a Special Matter arising at a RT/IVN Operating Committee short recess meeting described above for which notice will be provided at the time of such meeting). A vote upon such matter by the RT/IVN Operating Committee will nevertheless be held if there is a dispute as to whether a matter is a Special Matter.

If such vote is not unanimous and Rio Tinto provides notice to Ivanhoe that it does not agree that such matter is a Special Matter, an expedited dispute resolution procedure as set forth in Appendix 2 will follow to determine whether such matter is a Special Matter. Pending resolution of such dispute, the parties will endeavour to procure the postponement of any vote by the OT LLC board upon such matter but, if a vote is unavoidable, the instructions of the RT/IVN Operating Committee for the time being shall be deemed to be that all nominees on the board of OT LLC will vote against the adoption of such resolution.

The foregoing applies, mutatis mutandis, to written consent resolutions of the board of OT LLC and resolutions of the shareholders of OT LLC.

OT LLC Shareholders	At least ten (10) days prior to each OT LLC shareholders meeting, the OT Holdcos will appoint for such shareholders meeting (i) Rio Tinto’s nominees on the RT/IVN Operating Committee as proxies of the OT Holdcos representing 50% of the OT Holdcos’ shares in OT LLC and (ii) Ivanhoe’s nominees on the RT/IVN Operating Committee as proxies of the OT Holdcos representing the other 50% of the OT Holdcos’ shares in OT LLC.

Ivanhoe and Rio Tinto will instruct their respective nominated proxies to participate and to vote at each OT LLC shareholders meetings as a bloc in accordance with the instructions received from the RT/IVN Operating Committee.

If a nominated proxy of Rio Tinto or Ivanhoe fails to vote on an OT LLC shareholders resolution in accordance with the instructions received from the RT/IVN Operating Committee, Rio Tinto or Ivanhoe, as the case may be, may require, upon notice to the OT Holdcos and the other of them, the immediate replacement of such proxy.

If a nominated proxy of Rio Tinto or Ivanhoe fails to vote on an OT LLC shareholders resolution in accordance with the instructions received from the RT/IVN Operating Committee, Ivanhoe and Rio Tinto will instruct their respective nominated proxies to use their best efforts to postpone or to adjourn, as applicable, such vote or the meeting prior to the completion of voting on such matter, or, if such vote or the meeting cannot be postponed or adjourned and the matter is voted upon, the OT Holdcos will take such steps expeditiously to call a further shareholders meeting of OT LLC for the purpose of voting on such matter again.

Ivanhoe, as an indirect shareholder of the OT Holdcos, shall cause any requisite board and shareholder consents or approvals of the OT Holdcos to be given if necessary to give effect to any decision of the RT/IVN Operating Committee or the OT LLC board that would require such shareholder approval. No action of the OT Holdcos in respect of OT LLC, the OT Shareholders’ Agreement or the OT Investment Agreement shall be permitted except in accordance with a resolution of the RT/IVN Operating Committee.

Ivanhoe shall cause the OT Holdcos to exercise OT Holdco’s rights under the OT Shareholders’ Agreement in accordance with the decisions of the RT/IVN Operating Committee.

Special Matters	Each of the following matters is a Special Matter:

• any amendment to the OT Shareholders Agreement or the OT Investment Agreement;

•   any related party transactions, including any conflict of interest transactions specified in Chapter 12 of the Company Law of Mongolia, entered into by OT LLC that are not on arm’s length commercial terms, provided that the execution and performance (including any permitted assignment, sub-contracting or delegation thereunder to a member of the Ivanhoe Group or the Rio Tinto Group) of an OT Management Agreement substantially in the form settled by Ivanhoe and Rio Tinto (with such reasonable changes to the original OT Management Agreement that do not have a material adverse effect on Ivanhoe as may be requested by Erdenes and agreed by the OT LLC board) will not constitute a related party transaction but provided further that any material amendment (including, without limitation, any changes to the rights and obligations of the Rio Tinto Manager, the Rio Tinto Manager’s cost recovery rights or other material terms) of such an OT Management Agreement (but, for greater certainty, not any such subcontract or delegation) will constitute a Special Matter;

• alteration to the number of directors that each of Ivanhoe and/or Rio Tinto can appoint to the OT LLC board;

• changes to the dividend distribution policy of OT LLC;

•   (A) a total capital expenditure or liability by OT LLC in respect of the Total Capital Cost Estimate to 1st Ore Processing forecast by the Rio Tinto Manager (in a proposed program and budget submitted to the RT/IVN Operating Committee for approval) to be 15% or greater than the Total Capital Cost Estimate to 1st Ore Processing as set out in the Mine Estimate in Appendix 1 hereto (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate) or (B) advancing an annual expenditure or liability by OT LLC of an amount being 25% or greater in any applicable one year period than the amount for that one year period as set out in the Table in the Mine Estimate in Appendix 1 hereto (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate), in each case solely arising from a change in the scope of the construction related to the OT Project proposed by the Rio Tinto Manager (excluding, for greater certainty, (the “Scope Exclusions”) a change in the scope, directly or indirectly, caused by geological, geotechnical or other ground conditions that are materially different to those envisaged in the OT Project’s current feasibility study, naturally occurring events commonly known as acts of God and the consequences flowing therefrom, or rectification of engineering or estimate mistakes reasonably necessary to ensure compliance with the standard of conduct contemplated in the OT Management Agreement or the safe operation of the OT Project) unless Rio Tinto, in its discretion, arranges or provides additional funding (“Additional Funding”) (i) if the OT Project Financing is not then in place, to Ivanhoe on those terms prescribed under the Interim Funding Facility, or (ii) if the OT Project Financing is then in place and security can be shared with the OT Project Financing lenders, to the OT Project Financing borrower on those terms prescribed under the OT Project Financing, or (iii) if the OT Project Financing is then in place at the time and security cannot be shared with the OT Project Financing lenders, to the OT Project Financing borrower on those terms prescribed under the Interim Funding Facility but subordinated to the OT Project Financing and with interest set at the prevailing cost of funds under the OT Project Financing plus 4%. In respect of Additional Funding provided by Rio Tinto under (ii) and (iii) above, after the satisfaction of any principal or reserve payment obligations to the lenders under the OT Project Financing, the borrower will make a repayment of principal and interest to Rio Tinto to the extent of 75% of those funds permitted to be used for other purposes under the OT Project Financing;

• merger or reorganization of OT LLC;

•   the sale or transfer by OT LLC (including, for greater certainty, in respect of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom and whether by way of royalties, management fees or otherwise) of all or any part of its assets other than a sale or transfer in the ordinary course of business of the OT Project;

•   the entry by OT LLC into a new line of business. For the avoidance of doubt, the existing business is deemed to include any activity within the definition of Core Operations (as defined in the OT Investment Agreement) as well as smelting and refining for the OT Project;

•   issuance of debt by OT LLC in excess of $100 million. Notwithstanding the foregoing, the issuance of debt by OT LLC pursuant to (i) the OT Project Financing, Additional Funding or any refinancing thereof or (ii) Called Sums under the OT Shareholders’ Agreement, will not be a Special Matter;

•   pledge or encumbrance of a substantial amount (e.g., 10% or more) of OT LLC’s assets. Notwithstanding the foregoing, the pledge or encumbrance of OT LLC’s assets pursuant to the OT Project Financing, Additional Funding or any refinancing thereof will not be a Special Matter;

• any issuance of securities or other action that would cause the OT Holdcos’ aggregate percentage holding of common shares in OT LLC to decrease;

• amendment to the constitution of OT LLC;

•   alteration to, or any issuance of, the capital of OT LLC. Notwithstanding the foregoing, the issuance of capital by OT LLC pursuant to Called Sums under the OT Shareholders’ Agreement will not be a Special Matter;

•   the making of an application for the winding up or appointment of an administrator of OT LLC (including, without limitation, any liquidation and appointment of a liquidation commission as contemplated by Section 4.10(a)(v) of the OT Shareholders’ Agreement);

• any change in the auditors of OT LLC;

• the admission of additional shareholders of OT LLC;

• change to the board voting structure of OT LLC;

• any acquisition by OT LLC of its own common shares; and

• any alteration to any of the OT LLC shareholders pre-emptive rights.

Notwithstanding anything to the contrary herein, the approval and termination of the OT Management Agreement, the removal and replacement of the Rio Tinto Manager under the OT Management Agreement, and the removal and replacement of the Management Team under the OT Shareholders Agreement will not be Special Matters, provided that, if Rio Tinto proposes to replace the Rio Tinto Manager under the OT Management Agreement with a person who is not a member of the Rio Tinto Group, such proposed replacement will be a

Special Matter.

Within 30 days following the end of each calendar quarter, Rio Tinto will cause the Rio Tinto Manager to provide to Ivanhoe (i) a forecast (the “Forecast”) of the total and annual capital expenditure or liability by OT LLC to 1st Ore Processing as set out in the Mine Estimate in Appendix 1 hereto, (ii) the balance to complete construction to 1st Ore Processing, (iii) identified variations of the Forecast from the Total Capital Cost Estimate to 1st Ore Processing, (iv) details as to whether such variations relate to changes in scope (the “Scope Variations”) or an appreciation of general mining costs and the apportionment thereof, (v) details as to whether any such Scope Variations relate to changes in the scope of the construction of the OT Project proposed by the Rio Tinto Manager (the “Rio Tinto Scope Variations”) or the Scope Exclusions and the apportionment thereof, (vi) the percentage (calculated as a total and annually) which the Rio Tinto Scope Variations, if any, are of the Total Capital Cost Estimate to 1st Ore Processing (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate).

Future Developments	If the Rio Tinto Manager prepares a feasibility study for any expansion or modification of the OT Mine Estimate, it will first submit that feasibility study to the Technical Committee. If the feasibility study demonstrates that the expansion or modification is technically, commercially and economically viable and the Technical Committee supports such determination, then the approval of the expansion or modification as proposed in the feasibility study will not constitute a Special Matter. No feasibility study may be presented which:
(i)	requires material incremental capital expenditure to be spent before 1 January 2013. For this purpose, material capital expenditure means more than $200 million (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate);

(ii)	envisages the construction of a 50 MW or greater power plant commencing before 1 January 2015; or

(iii)	envisages the construction of a smelter,

unless such capital expenditure is funded by Rio Tinto consistent with the terms outlined above for Additional Funding (and which funding shall constitute Additional Funding) save that, in respect of the construction of a power plant, the borrower under the lending arrangement shall be required to repay Rio Tinto 40% of such outstanding borrowing in 2015 and 60% in 2016.

If Ivanhoe disputes the economic viability of the feasibility study, the Technical Committee will appoint an internationally recognized independent expert to assess if such a development is found to be technically, commercially and economically viable.

If the finding from the independent expert is that the feasibility study demonstrates that the expansion or modification is technically, commercially and economically viable, then the Rio Tinto Manager may present the feasibility study to the OT LLC board for approval.

If the finding from the independent expert is that the feasibility study fails to demonstrate that the expansion or modification is technically, commercially and economically viable, then the OT Project may not be developed beyond the OT

Mine Estimate by either the Rio Tinto Manager, Rio Tinto or Ivanhoe at that time but expansion or modification can be re-evaluated at a later date as and when required.
3.	OT LLC Board of Directors

OT LLC Board of Directors — Composition	Of the six (6) directors reserved for Ivanhoe that the OT Holdcos may appoint to the OT LLC board of directors, the OT Holdcos will appoint three (3) directors and their alternate directors on the instructions of Rio Tinto and three (3) directors and their three alternates on the instructions of Ivanhoe. One of the 3 OT LLC directors nominated on Ivanhoe’s instructions will act as chairman of the OT LLC board.

OT LLC Board of Directors — Decision- making	Ivanhoe and Rio Tinto will instruct their respective nominee directors of OT LLC to participate and to vote at OT LLC board meetings as a bloc in accordance with the instructions received from the RT/IVN Operating Committee.

OT LLC Board of Directors — Sanctions	If a nominee director of Rio Tinto or Ivanhoe fails to vote on an OT LLC board resolution in accordance with the instructions received from the RT/IVN Operating Committee, Rio Tinto or Ivanhoe, as the case may be, may require, upon notice to the OT Holdcos and the other of them, the immediate resignation and replacement of such director. Such resignation and replacement shall occur within five (5) Business Days of notice. To this end, each of Ivanhoe and Rio Tinto will obtain and hold signed resignations of their respective nominee directors for the purposes of complying with the above obligations in a timely fashion.

If a nominee director of Rio Tinto or Ivanhoe fails to vote on an OT LLC board resolution in accordance with the instructions received from the RT/IVN Operating Committee, Ivanhoe and Rio Tinto will instruct their respective nominee directors of OT LLC to use their best efforts to postpone or to adjourn, as applicable, such vote or the meeting prior to the completion of voting on such matter, or, if such vote or the meeting cannot be postponed or adjourned and the matter is voted upon, Ivanhoe and Rio Tinto will take such steps, including instructing their respective nominee directors of OT LLC, expeditiously to call a further board meeting of OT LLC for the purpose of voting on such matter again.
4.	Other Provisions

Breach by Ivanhoe — Sanctions:	If (i) Ivanhoe, directly or indirectly, fails to appoint any of the Rio Tinto director nominees (including all alternates) to the OT LLC board of directors and such failure has not been remedied within five business days of written notice by Rio Tinto to Ivanhoe of such default, (ii) Ivanhoe, directly or indirectly, fails to appoint any of the Rio Tinto nominated proxies for an OT LLC shareholders meeting and such failure has not been remedied within five business days of written notice by Rio Tinto to Ivanhoe of such default, (iii) on more than two occasions in respect of the same Special Matter vote, both of Ivanhoe’s RT/IVN Operating Committee members do not participate in a RT/IVN Operating Committee meeting or adjourned meeting to vote on such Special Matter, (iv)

following a notice from Rio Tinto, Ivanhoe, directly or indirectly, fails within five business days to remove and replace one of its OT LLC director nominees or proxies who does not participate and vote as required above, (v) any of the matters in (i), (ii), (iii) and (iv) above occurs on three occasions, irrespective of whether any such occurrence has been remedied, (vi) on more than two occasions, any of the nominee directors of Ivanhoe (or their designated alternates) on the OT LLC board or nominated proxies of Ivanhoe does not participate or vote in favour of a resolution before the OT LLC board or shareholders in respect of which instructions of RT/IVN Operating Committee are to vote in favour of such resolution where, had the nominee director or nominated proxy participated and voted as required, such resolution would have been approved, (vii) Ivanhoe, directly or indirectly, makes any changes to the constating documents of OT LLC, the size or composition of the board of OT LLC, otherwise takes any action to limit the authority of the directors of OT LLC, or breaches any of its covenants herein, (viii) any of the OT Holdcos fails to give any requisite board or shareholder consents or approvals necessary to give effect to any decision of the RT/IVN Operating Committee or the OT LLC board that would require such shareholder approval, or (ix) Ivanhoe, directly or indirectly, takes any action in respect of OT LLC or the OT Shareholders’ Agreement except in accordance with a resolution of the RT/IVN Operating Committee (each, a “Significant Breach”), Rio Tinto will be released from its standstill obligations described in the PPA and will be entitled to one-half of Ivanhoe’s entire 50% entitlement to the OT project management fee. A Significant Breach will also constitute a breach of contractual obligations giving rise to any other available recourse under applicable law. In addition, Ivanhoe specifically acknowledges that its obligations under this Schedule are an integral part of the transactions contemplated by the Heads Agreement. Ivanhoe, therefore, specifically acknowledges and agrees that the breach of any of the terms of this Schedule by it would cause Rio Tinto irreparable harm which may not be compensable in damages. Ivanhoe further acknowledges and agrees that it is essential to the effective enforcement of this Schedule that Rio Tinto be entitled to equitable remedies including, but not limited to, specific performance and injunction without being required to show irreparable harm. Ivanhoe acknowledges and agrees that the terms of this Schedule are just and reasonable having regard to all the circumstances.

Breach by Rio Tinto — Sanctions:	If, on more than two occasions, any of the nominee directors of Rio Tinto on the board of OT LLC or nominated proxies of Rio Tinto votes in favour of a resolution before the OT LLC board or at an OT LLC shareholders meeting, as the case may be, in respect of a matter that Ivanhoe had prior to such vote asserted as being a Special Matter by notice to Rio Tinto and RT/IVN Operating Committee as provided above that was not unanimously adopted by the RT/IVN Operating Committee and which remains in dispute where, had the nominee director or nominated proxy not voted to approve such resolution, such resolution would not have been approved, the CAAA covenants, the covenants under the Interim Funding Facility, Rio Tinto’s Right of First Offer and the No-Sale Covenant will terminate. Such a breach will also constitute a breach of contractual obligations giving rise to any other available recourse under applicable law. In addition, Rio Tinto specifically acknowledges that its obligations under this Schedule are an integral part of the transactions contemplated by the Heads Agreement. Rio Tinto, therefore, specifically acknowledges and agrees that the breach of any of the terms of this Schedule by it would cause Ivanhoe irreparable harm which may not be compensable in damages. Rio Tinto further acknowledges and agrees that it is essential to the effective enforcement of this Schedule that Ivanhoe be entitled to equitable remedies including, but not limited to, specific performance and injunction without being required to show irreparable harm. Rio Tinto acknowledges and agrees that the terms of this Schedule are just and reasonable having regard to all the circumstances.

Covenants:	Ivanhoe may not, directly or indirectly:

• amend the constating documents of the OT Holdcos without the prior written consent of Rio Tinto; or

•   sell or transfer any equity interest in OT LLC to any person unless (i) prior to January 18, 2014, Rio Tinto has given its prior written consent thereto, (ii) immediately after such sale or transfer, the OT Holdcos are wholly-owned by such person (the “Successor”) and the OT Holdcos continue to own all of Ivanhoe’s indirect equity interest in OT LLC, (iii) the Successor assumes all of Ivanhoe’s obligations hereunder in a form satisfactory to Rio Tinto and its counsel, acting reasonably, and (iv) such sale or transfer could not, in Rio Tinto’s opinion, acting reasonably, adversely affect its rights hereunder or the enforcement thereof. Upon any such permitted sale or transfer, the Successor shall succeed to, and be substituted for, and may exercise every right of Ivanhoe hereunder with the same effect as if the Successor had been named as Ivanhoe herein, and thereafter, Ivanhoe shall be relieved of all obligations and covenants hereunder.

Access/inspection by IVN	The Ivanhoe Group (including the directors, officers, auditors, employees, advisers and other service providers of each member of the Ivanhoe Group) will continue to have reasonable access to the OT Project (including all information, books, records and data) including for the purpose of:

• conducting shareholder and investor tours of construction, development and operating activities on a supervised basis and subject to compliance with all applicable site rules;

• preparing financial statements and related reports;

• preparing technical reports; and

•   carrying out such other procedures as may be necessary in order for the Ivanhoe Group to comply fully with its disclosure and reporting obligations in respect of scientific, technical, financial, tax and other information relating to the OT Project under applicable laws;

provided such access is requested by a five Business Day prior notice to the Managing Director of OTC LLC and does not unreasonably interfere in the operations of the Rio Tinto Manager.

Transitional Arrangements	Each member of the Ivanhoe Group, as applicable, will grant full access to the Rio Tinto Manager and its personnel and agents to the OT Project site and to all assets owned by a member of the Ivanhoe Group or which a member of the Ivanhoe Group is entitled to use which relate to, or form part of, the OT Project (including all information systems, processes, information, books, records, data and the like), which access is reasonably necessary in order for the Rio Tinto Manager to exercise its powers and to perform its obligations hereunder.

The Ivanhoe Group will, as requested by the Rio Tinto Manager from time to time, assign to the Rio Tinto Manager or terminate or cause to be assigned to the Rio Tinto Manager or terminated, as required by the Rio Tinto Manager, all existing contracts relating, in whole or in part, to the management of the OT Project, provided that OT LLC indemnifies the Ivanhoe Group for any expenses or costs associated with the assignment or termination of such contracts.

For a period of nine months from the date of the OT Management Agreement, each member of the Ivanhoe Group will take reasonable steps to ensure that (i) certain key employees designated by the Rio Tinto Manager continue to be engaged by the applicable member of the Ivanhoe Group and are fully available to support the management and carrying out of the Core Operations and (ii) any significant milestones or deliverables under employment bonus or incentive arrangements in respect of such employees will fall no earlier than the expiry of such nine-month period (to the extent that this would not result in a breach of the relevant employment agreement). To the extent that it is necessary to pay a bonus for the retention of any key employee during such nine-month period, such bonus will be a cost recoverable from OT LLC. The parties acknowledge that Ivanhoe makes no warranty or undertaking regarding the willingness of Ivanhoe personnel to remain available to support the OT project.

Termination	If, at any time on or after January 18, 2014, the Rio Tinto Group disposes of a sufficient number of common shares of Ivanhoe such that if it beneficially owns, in the aggregate, a number of common shares of Ivanhoe representing less than seven and one-half per cent (7.5%) of the total number of issued and outstanding common shares of Ivanhoe, Rio Tinto’s rights under the RT/IVN Governance Agreement will immediately terminate and be of no further force or effect. For this purpose, Ivanhoe does not include any Successor.

Further Assurances	Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Schedule.

Governing Law	The RT/IVN Governance Agreement and this Schedule will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

Appendix 1
Mine Estimate means the development of (i) the Southern Oyu open pit, (ii) the concentrator and infrastructure facility to support production at an initial nominal capacity of 100 kt/d by August 2012, (iii) operational readiness and commissioning (including training and communities) and (iv) preparatory works for the development of the underground mine expansion. It does not include the construction of a power plant. The initial development capital costs to first ore processing are expected at US$5.98 billion as per the control estimate presented to the Technical Committee on November 26, 2010. This estimate includes approximately US$1.4 billion in sunk costs to be expended by the end of 2010. The capital cost estimates referred to above exclude expenses that would otherwise be categorized as operating costs (which will be expensed and charged by the manager) such as the prepayments to the Government of Mongolia, the management fee, financing of debt, working capital, non-capital sunk costs, interest repayments and other ongoing operational costs.
Table

Project Expenditures (US$M)	Dec 2010	2011	2012	2013	2014	Total
PMC		1606	1075	116	42	2839
Owner’s Team Construction		115	123	12		250
Owner’s Team Operations	140	625	787	46		1598

Total Capital Cost Estimate to 1st Ore Processing	140	2346	1985	174	42	4687

APPENDIX 2
1.	The parties will, within 30 days of signing the Heads of Agreement, appoint:
(a)	two individuals with professional engineering qualifications and experience and expertise in mine development and operation and finance (the “Technical Experts”); and

(b)	two individuals with professional legal qualifications and experience and expertise in contractual interpretation and dispute resolution (the “Arbitration Experts”), to act as arbitrators in the event a dispute arises in the future under the OT Governance Agreement. The Relevant Experts (as defined below), shall serve a term of three years and may, at the election of the parties and subject to the agreement of the Relevant Expert, be re-appointed to a further term of three years. In the event a Relevant Expert resigns during the term of an appointment or is otherwise unable to complete the term of an appointment, the parties shall appoint a replacement Relevant Expert with the appropriate qualifications. If the parties are unable to agree on the appointment of any of the Relevant Experts at any time either party may request a Court of competent jurisdiction to appoint such Relevant Experts in accordance with the International Commercial Arbitration Act (British Columbia).

2.	If the subject matter of a dispute is predominantly of a engineering or technical nature including, without limitation, whether or not a variation from the Total Capital Cost Estimate to 1st Ore Processing is a Scope Variation or whether or not a Scope Variation is a Scope Exclusion, such dispute will be referred to one of the Technical Experts. All other disputes will be referred to one of the Arbitration Experts.

3.	If a dispute arises in the future, either party may serve a notice of arbitration on the other party and deliver a copy to the Technical Experts or the Arbitration Experts, as applicable (in each case, the “Relevant Experts”).

4.	The Relevant Expert who has the most immediate availability to satisfy the schedule below will be the arbitrator of the dispute and will have the power and authority to grant legal and equitable remedies.

5.	No later than 20 days following the service of the notice of arbitration, each party will deliver written submissions including any supporting affidavits to the other party and the arbitrator.

6.	No later than 30 days following the service of the notice of arbitration, each party will deliver a written reply including any supporting affidavits to the other party and the arbitrator.

7.	No other documents, evidence or discovery, other than as contemplated in paragraph 8, shall be presented or undertaken.

8.	The arbitrator shall, within 60 days following the service of the notice of arbitration or such later date depending upon the arbitrator’s availability, render a decision. There will be no oral hearing for the arbitration. The arbitrator may, however, in his or her sole discretion (i) hold an oral hearing or seek further written submissions or clarification from the parties (provided that the arbitrator shall not communicate with either party in the absence of the other party); and (ii) at the parties’ expense, retain legal counsel to provide legal advice to the arbitrator.

9.	All decisions of the arbitrator will be final and binding on the parties and not subject to appeal.

10.	Decisions made by an arbitrator pursuant to this process shall be available to any arbitrator subsequently determining an issue pursuant to this process and shall have precedential effect to the extent that the subsequent issue is related or analogous to the issue to be subsequently determined.

11.	The parties agree to pay the arbitrator’s fees and expenses on a 50/50 basis pending the determination of the arbitration, at which time the arbitrator may make an order as to costs of the arbitration, including the arbitrator’s fees and expenses, as he or she determines appropriate.

12.	The arbitration will be conducted in accordance with the International Commercial Arbitration Act (British Columbia).

SCHEDULE F
TERMS AND CONDITIONS OF OT MANAGEMENT AGREEMENT
1.	Appointment of Manager and Duties

Appointment of Manager:	OT LLC will appoint a member of the Rio Tinto Group having, at all relevant times, the capabilities, resources and expertise (or reasonably continuous access to such capabilities, resources and expertise from other members of the Rio Tinto Group) necessary in order to perform the management functions and obligations hereinafter described (the “Manager”) as its exclusive agent to manage, supervise and conduct all matters and activities concerning, related to or in connection with the Core Operations (as defined in the Investment Agreement), including smelting and refining for the OT Project and all matters and activities comprised in the powers conferred on the Manager herein (the “Core Operations”).

The OT Project as referred to in this Schedule includes the areas that are covered by Mining Licences (as defined in the Investment Agreement) from time to time or that otherwise form part of the Contract Area (as defined in the Investment Agreement) from time to time, and all associated tenure required to undertake Core Operations in respect of those areas.

Conduct of Core Operations:	Subject only to the overall control and direction of the OT LLC Board, the Manager will be responsible for:
• the conduct of Core Operations on behalf of OT LLC; and

• OT LLC’s assets in its possession or control.

The Manager will be entitled to have possession and control of OT LLC’s assets to the extent required for it to manage and carry out Core Operations, provided that OT LLC will continue to retain legal and beneficial ownership of its assets. OT LLC will have its own employees but they will be made available to, and work at the direction of, the Manager, for the purposes of performing its obligations under the OT Management Agreement.

OT LLC may monitor the conduct of Core Operations by the Manager provided such monitoring does not unreasonably interfere with the operations of the Manager.

In performing its obligations and exercising its powers hereunder, the Manager will act as the exclusive agent of OT LLC. OT LLC will execute such powers of attorney or other authorities as the Manager may reasonably request to enable the Manager to carry out its responsibilities under the OT Management Agreement.

Powers and Duties:	The duties and powers conferred by the OT LLC Board on the Manager include:

• the conduct of exploration operations (subject to the terms and conditions of the OT Exploration Agreement between Ivanhoe and the Manager),

development operations and mining operations (including constructing and operating associated infrastructure);

• subject to OT LLC approval, the construction, operation and maintenance of expansion or modification operations;

• the conduct of external relations, community relations and corporate communications programs;

•   the conduct of OT LLC’s commercial relations, including obtaining, evaluating and accepting quotes and tenders and the entering into contracts for all necessary works and services and generally the acquisition of materials, plant, equipment and supplies, including the procurement and provision of power, refining and smelting in respect of the OT Project;

•   the engaging, dismissal, supervision and control of secondees, agents, independent contractors, subcontractors, competent experts, advisers, superintendents and engineers of OT LLC (and the determination of their terms of engagement);

•   the maintenance and operation of OT Project bank accounts into which cash calls are paid, transferred or credited in accordance with the accounting procedures to be set out in the OT Management Agreement;

• making cash calls to the shareholders of OT LLC to fund project expenditure in accordance with approved programs and budgets;

• subject to the receipt of funds from or on behalf of OT LLC, payment on behalf of OT LLC of all costs incurred by the Manager through the conduct of Core Operations;

• acting as exclusive marketing and sales agent for products obtained as a result of the Core Operations;

•   the establishment, maintenance and administration of a contingency fund (the “Environmental Compliance Fund”) on behalf of OT LLC to be funded by OT LLC in accordance with approved programs and budgets to cover the costs of implementing the Environmental Management Plan (as defined below);

•   effecting and maintaining all usual insurances appropriate in the circumstances in relation to all OT LLC’s assets, employees or agents engaged in any way in Core Operations (including all necessary workers’ compensation insurances), to the extent and taking into account terms of insurance taken out by the Rio Tinto Group;

•   subject to the receipt of funds from or on behalf of OT LLC, making all payments required by applicable laws and/or the OT Project mining licences and OT Investment Agreement and OT Shareholders Agreement, including the payment of all taxes, in order to maintain the mining licences in full force and effect;

•   preparation of OT LLC’s financial accounts and tax returns and management of OT LLC’s tax compliance and financial reporting procedures in accordance with the provisions of the OT Investment Agreement and applicable laws (provided that nothing herein will be construed to give the Manager any right to participate in the preparation of the Ivanhoe Group’s financial accounts and tax returns or the management of the Ivanhoe Group’s tax compliance procedures);

• the institution, defence, compromise or settlement of any court or arbitration proceedings or insurance claims affecting or relating to Core Operations, provided any initiation of proceedings involving a claim of US$250 million or more is approved by the OT LLC Board;

• the preparation and provision of such progress and financial reports as may be reasonably requested by the OT LLC Board; and

• any other acts and things as may be necessary or advisable for the prudent conduct of Core Operations, in accordance with applicable laws.

Other Duties of the	The Manager will also be solely responsible for:
Manager:
• the preparation of programs and budgets for approval by the OT LLC Board (other than Exploration Programs and Budgets in respect of Non-Core Areas as contemplated by the OT Exploration Agreement);

• the preparation of any evaluation, order of magnitude, pre-feasibility study or feasibility study on behalf of OT LLC, for review and approval by the OT LLC Board;

•   at the request of OT LLC, assisting in the preparation of all public announcements relating to the OT Project, for review and approval by the OT LLC Board (provided that nothing herein will be construed to give the Manager any right to participate in the preparation of the Ivanhoe Group’s public disclosure); and

• all negotiations for agreements with third parties relating to the conduct of Core Operations.

Environmental Compliance:	The Manager shall prepare and implement a comprehensive environmental management plan (the “Environmental Management Plan”) related to reclamation and closure activities (including environmental compliance) required by applicable laws and resulting from Core Operations, including the:

• environmental impact assessment studies which have been conducted or remain to be conducted;

• environmental mitigation measures to be implemented during construction;

• environmental mitigation measures to be implemented after the commencement of commercial production; and

• estimated cost of implementing the Environmental Management Plan.

In dealing with the Environmental Compliance Fund, the Manager should act upon the principle that environmental rehabilitation should be carried out as expeditiously as reasonably possible.

Standard of Conduct:	The Manager will conduct all Core Operations, perform all of its obligations and exercise its powers:
• in a manner that is fair and reasonable and in the best interests of OT LLC;

• in a good, workmanlike and efficient manner, with the degree of care, consistent with and applying suitable engineering, mining and processing methods and practices, in each case in accordance with the practice adopted by the Rio Tinto Group for large scale mining projects (which practice must accord at least with good industry practice); and

•   in compliance with the terms and provisions of applicable laws and all other licences, permits, contracts, and other agreements pertaining to the OT Project, including the OT Investment Agreement and the OT Shareholders Agreement.

Rio Tinto Policies:	OT LLC will, and will cause its personnel to, comply with, adopt and implement policies, systems, standards, processes, procedures and guidelines of the Rio Tinto Group, as required by the Manager.

Co-operation / Non-Interference:	Pursuant to clause 6.2(a) of the OT Shareholders Agreement, the Manager will comprise the exclusive Management Team (other than in respect of the management of exploration activities within the Non-Core Area as contemplated by the OT Exploration Agreement).

OT LLC and its personnel will:

•   provide all reasonable support to enable the Manager to undertake Core Operations and will not intentionally interfere with the ability of the Manager to perform Core Operations in accordance with the provisions hereof; and

•   grant full access to the Manager and its personnel and agents to the OT Project site and to all assets owned by OT LLC or which it is entitled to use which relate to, or form part of, the OT Project (including all information, books, records and data), which access is reasonably necessary in order for the Manager to exercise its powers and perform its obligations hereunder.

Accounts & Audit:	The Manager will keep records and accounts of the performance of its obligations under the OT Management Agreement in accordance with internationally generally accepted accounting standards and practices applied consistently in conformity with GAAP or IFRS, and applicable Mongolian accounting standards. The costs involved in so doing will be Recoverable Costs.

Such records and accounts maintained will be made available for audit at such times (at least annually) and in such manner as the Board may reasonably require by an external auditor to be appointed by the Board after consulting with Ivanhoe. Such external auditor will be independent from the parties and be an internationally recognised firm. The costs of any such audit will be Recoverable Costs. Any error or discrepancy in charges or statements furnished under the OT Management Agreement will be promptly reported by the Manager to the Board of OT LLC and proper adjustment will be made within 30 days after final determination of the amounts involved.

Assignment, Sub-contracting and Delegation:	The Manager may assign or delegate any part of its rights and obligations under the OT Management Agreement to any other wholly owned member of the Rio Tinto Group provided that the assignee or delegate has, at all relevant times, at least equivalent capabilities, resources and expertise (or at least equivalent access to such capabilities, resources and expertise from other members of the Rio Tinto Group) as the assigning or delegating Manager.

The Manager may sub-contract the performance of any of its duties under the OT Management Agreement to any third party, including any wholly owned member of the Rio Tinto Group, on arm’s length commercial terms, but will not be relieved of its obligations.

For greater certainty, any assignment, sub-contracting or delegation by the Manager to any member of the Rio Tinto Group will not constitute a ‘Relevant Transaction’ within the meaning of the OT Shareholders Agreement provided it is made on arm’s length commercial terms.
2.	Programs, Budgets and Cost Recovery

Preparation and Presentation of Programs and Budgets:	At least 60 days prior to the commencement of each fiscal year (or any longer period determined by the Manager), the Manager will prepare and submit to OT LLC’s board of directors a proposed program and budget of capital and operating costs for the following fiscal year. The program and budget will also include a forecast of capital and operating costs for the following two fiscal years.

Supplemental budgets will be prepared in the event of cost overruns in excess of 105% of a total approved budget unless attributable to an emergency which threatens loss of life, injury to personnel or material loss or damage to property or which in the reasonable judgement of the Manager substantially impairs the immediate economic operation of the OT Project.

Manager’s reporting obligations:	Within 30 days after the end of each quarter, the Manager shall submit to members of the OT LLC Board reports summarising financial performance and key operating issues during the quarter. The Manager shall undertake a reforecast of the budget on a semi annual basis and shall submit such reforecast to the OT LLC Board.

Approval of Programs and Budgets:	OT LLC’s board of directors may approve the program and budget, as well as supplemental budgets, or propose revisions thereto. Until such time as the OT LLC Board has approved the annual program and budget for the OT Project prepared and submitted by the Manager, the Manager shall be entitled to continue the development and operation of the project in accordance with such annual program and budget but will be required to re-submit the program and budget to the OT LLC Board on a quarterly basis until it is approved by the OT LLC Board.

Funding by OT LLC:	All costs of Core Operations will be borne by OT LLC and provided to the Manager in advance in accordance with monthly cash calls made by the Manager. The Manager is at all times entitled to maintain a reserve of $25 million for costs of Core Operations which will be provided and replenished by OT LLC through such monthly cash calls. For the avoidance of doubt, the reserve of $25 million may only be used by the Manager in respect of budgets approved by the board of directors of OT LLC or, if any such budget has not yet been approved, the budget then in effect under the OT Management Agreement, or in respect of costs which the Manager is otherwise authorised to incur under the OT Management Agreement.

Funding by the Manager (Cover Payments):	The Manager shall not be obliged to incur any indebtedness for or on behalf of, or advance any credit to OT LLC or provide any credit support on behalf of OT LLC. Nonetheless, in the event that OT LLC fails to meet any funding obligation under approved programs and budgets, the Manager may elect, directly or through an affiliate, to make contributions (“Cover Payments”) to meet the applicable funding obligations on behalf of OT LLC. Such Cover Payments shall constitute indebtedness due in priority from OT LLC to the Manager, payable on demand and bearing interest from the date incurred at a rate equal to LIBOR plus 7%. The OT Management Agreement will contain appropriate negative covenants to restrict certain payments by OT LLC (including the payment of dividends) for as long as any Cover Payments remain unpaid by OT LLC.

Recoverable Costs:	In accordance with accounting procedures to be set out in the OT Management Agreement, the Manager may charge OT LLC with all recoverable costs, as described in Appendix A to this Schedule (“Recoverable Costs”).
3.	Liability and Indemnity

Limitation on Manager’s Liability:	The Manager will not have any liability to OT LLC in relation to or arising out of the performance of the Manager’s obligations under the OT Management Agreement, except in cases of Gross Fault of the Manager. In particular, the Manager will not be liable for any delay in or failure of performance if the delay or failure arises from an act or omission of OT LLC (including the failure to fund) or force majeure.

“Gross Fault” means (a) fraud or wilful and intentional misconduct by the Manager or (b) any act or omission by the Manager which amounts to a wanton or reckless disregard for or violation of the rights or safety of others, but shall be deemed not to include any act or omission of an indemnified person done or omitted to be done, if resulting (x) from the express direction of the OT LLC Board, (y) with the knowledge and concurrence of directors of the OT LLC Board who are not nominees of the Rio Tinto Group, or (z) from an action taken in good faith by the Manager to protect life, health or property.

Manager’s Indemnity:	OT LLC will indemnify and hold harmless the Manager (and its related corporations and their respective personnel) from and against any claims in connection with the performance of the Manager’s obligations under the OT Management Agreement, except in cases of Gross Fault of the Manager (and its related corporations and their respective personnel).

OT LLC’s Indemnity:	The Manager will indemnify and hold harmless OT LLC (and its related corporations and their respective personnel) from and against any claims in connection with the performance of the Manager’s obligations under the OT Management Agreement that arise from the Gross Fault of the Manager (and its related corporations and their respective personnel).

4.	Intellectual Property

Rio Tinto Intellectual Property:	The Manager warrants that it has all intellectual property necessary to conduct Core Operations or can procure such intellectual property on arm’s length commercial terms. The Manager will retain ownership and control over its own intellectual property and may restrict the provision to OT LLC of any of its own intellectual property, in particular certain types of excluded intellectual property except to the extent such intellectual property is used in the Core Operations in which case the Manager shall grant a free license in and to such intellectual property to OT LLC for use in the Core Operations. To the extent the Manager proposes to use intellectual property that is owned by or available to another member of the Rio Tinto Group, the use, scope and availability of such intellectual property shall be on arm’s length commercial terms.

Developed Intellectual Property:	Any intellectual property which is solely developed in connection with the performance of the duties under the OT Management Agreement will vest in OT LLC, and the Manager and Ivanhoe (and their respective related corporations) will be granted an irrevocable free licence to use such intellectual property for no consideration. For certainty, this provision does not apply to ownership or use of intellectual property which represents a development or an improvement of intellectual property licensed to OT LLC by a member of the Rio Tinto Group which ownership, scope and availability will be dealt with under the terms of the relevant license negotiated at arm’s length.
5.	New Rio Tinto Manager

Gross Fault:	In the event that the Manager has committed a Gross Fault twice in any 12 month period that, if capable of remedy, has not been remedied on each such occasion within 60 days after being required in writing to do so, or if incapable of remedy, fails to pay agreed compensation, or in the absence of agreement, compensation determined pursuant to arbitration, the chairman of the RT/IVN Operating Committee will call a meeting to discuss what, if any, action should be taken in relation to the changing of the Manager including the removal of the Manager responsible for the relevant breach and the selection of a new Manager. In the event that the RT/IVN Operating Committee determines for the removal and replacement of the Manager, they may also instruct Rio Tinto that any relevant personnel employed by the Manager who was responsible for the relevant breach will not be employed by the new Manager.

Resignation:	In the event that the Manager desires to resign, the Manager shall give OT LLC 60 days prior notice of such resignation and the chairman of the RT/IVN Operating Committee will call a meeting to discuss what, if any, action should be taken in relation to replacing the Manager including the selection of a new Manager.
6.	Termination

Termination Events:	A Termination Event will have occurred if:

•   an order is made or a resolution is passed for the winding-up of the Manager or a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of its jurisdiction is appointed (provided that notwithstanding the foregoing, it will not be a Termination Event where such order, resolution or appointment is being contested by the relevant entity in proceedings commenced not later than five (5) Business Days following the date of such order, resolution or appointment and is discharged within one hundred and twenty (120) days following the commencement of such proceedings), or if the Manager is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due, which in any of such cases causes the Manager to be unable to perform its obligations hereunder;

•   the Rio Tinto Group disposes of a sufficient number of common shares of Ivanhoe such that it ceases to hold a combined direct and/or indirect beneficial ownership interest in OT LLC of more than 10%; or

• the Manager ceases to be a wholly owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.

On the occurrence of a Termination Event, OT LLC may terminate the Management Agreement upon written notice to the Manager.
7.	Governing Law

Governing Law:	The OT Management Agreement and this Schedule will be governed by and interpreted in accordance with the laws of England and Wales.

APPENDIX A
Determination of Recoverable Costs
The Recoverable Costs are the full costs to the Manager incurred by the Manager in connection with the management and carrying out of the Core Operations and the exercise of the Manager’s Powers, including supplying the personnel and resources required in order to manage and carry out Core Operations in accordance with the OT Management Agreement. The Recoverable Costs will include the following on a full cost recovery basis:
1.	Full Cost of Personnel
(a)	all salaries, wages, emoluments, fees, benefits (including any tax or tax gross-up) and other costs (“Emoluments”) paid to or incurred in respect of any personnel of the Manager or its related corporations who are engaged in whole or in part in the performance of the Core Operations (“Relevant Personnel”); provided that the Emoluments of all Relevant Personnel who are engaged part time will be pro-rated;

(b)	all costs of holiday, vacation, public holiday, leave, sickness and disability benefits, and other customary allowances applicable to the Emoluments. Such costs may be charged on a “when and as paid basis” or by “percentage assessment” on the amount of Emoluments. If percentage assessment is used, the rate will be applied to Emoluments excluding overtime and bonuses. Such rate will be based on the Manager’s cost experience and it will be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager;

(c)	a reasonable allocation of the Manager’s actual cost of established plans for group life insurance, medical, hospitalisation, pension, superannuation, retirement, bonus, share options and other benefit plans of a like nature applicable to Emoluments;

(d)	workers’ compensation, personal accident and insurance in connection with Relevant Personnel;

(e)	relocation costs: costs associated with the transport of Relevant Personnel, goods and belongings from country of origin to the new location;

(f)	relocation allowance: costs associated with payments to Relevant Personnel to compensate for any additional financial burden incurred when Relevant Personnel and/or their family is relocated for work purposes;

(g)	travel: travel costs incurred by Relevant Personnel in the course of the Core Operations;

(h)	family travel allowance: costs associated with an allowance for annual family travel back to the country of origin granted to Relevant Personnel who are on short or medium-term re-assignments as well as an allowance for compassionate leave or travel;

(i)	the cost of furnishings, housing, and provision of food and health, medical, hospital, welfare, recreation and other services for Relevant Personnel based at or in the vicinity of the OT Project or elsewhere;

(j)	costs related to training and development of Relevant Personnel (including corporate membership fees), provided that such training is reasonably related to the conduct of the Core Operations;

(k)	other payments and costs related to Relevant Personnel engaged in the conduct of the Core Operations, including:

(i)	costs of recruiting and hiring Relevant Personnel, including engagement and processing charges;

(ii)	visa renewal;

(iii)	tax advisory support;

(iv)	accommodation, subsistence and incidental expenses;

(v)	reasonable laptop, mobile phone or device expenses;

(vi)	education assistance;

(vii)	membership fees for approved professional associations; and

(viii)	reasonable out of pocket expenses, including entertainment costs.
2.	Overheads (office, equipment and administrative resources)
An overhead charge to compensate the Manager for its overhead and administrative expenses attributable to the conduct of the Core Operations, including:
(a)	office rental, office insurance, office maintenance, office utilities;

(b)	communications (telephone and mail), office IT, printing and stationary, catering and canteen;

(c)	administration services and HR services; and

(d)	costs and expenditures relating to the transportation (including freight forwarding, customs duties and landing charges), use, maintenance, replacement, rental or lease of machinery, equipment and facilities used in connection with the Core Operations (including such insurance coverage the Manager considers prudent for its own liabilities), provided that such overhead amounts will not include any costs associated with corporate governance and true shareholder costs of the Manager such as those outlined in 4.
3.	Pro rating
The Manager will pro rate the costs of personnel, equipment, machinery, other property, goods, material and services that are also used by the Manager for purposes other than conduct of the Core Operations based on the Manager’s reasonable estimate of the percentage of use in such Core Operations. The Manager will, from time to time on request from OT LLC, provide a reasonable estimate of the full cost of the personnel who are engaged in whole or in part in the Core Operations.
4.	Costs not included in the Recoverable Costs
The parties acknowledge that the following items do not make up any part of the Recoverable Costs of the Manager:
(a)	fines and penalties and similar liabilities and amounts paid in settlement of them resulting from any matter for which the Manager is liable pursuant to the Gross Fault under the OT Management Agreement;

(b)	board expenses and directors’ salaries (provided that where personnel of the Manager or its related corporations are acting as officers or executive directors of OT LLC or its related corporations, their costs will qualify as Recoverable Costs); and

(c)	taxes imposed on or measured by income of the Manager.

SCHEDULE G
TERMS AND CONDITIONS OF OT EXPLORATION AGREEMENT

Exploration Agreement	Subject to OT LLC Board approval of the OT Management Agreement, Rio Tinto Manager, Ivanhoe Exploration Company (a wholly-owned subsidiary of Ivanhoe) and Ivanhoe will enter into the OT Exploration Agreement in respect of the management of exploration activities within the Non-Core Area (as defined below).

Exploration Committee	Manager and Ivanhoe Exploration Company will form a non executive exploration committee (the “Exploration Committee”) consisting of two technical representatives from Manager and two technical representatives from Ivanhoe Exploration Company. The Exploration Committee will meet at least quarterly to receive reports on all current and planned exploration activities relating to the OT Project and to consult in relation to such activities.

Subject to the approval of the Manager for any Program and Budget that contemplates expenditures in excess of $30 million (escalated) in any fiscal year, Ivanhoe Exploration Company will determine the exploration component for the Non-Core Area (as defined below) of each Program and Budget (as defined below) for submission to the OT LLC Board.

For certainty, “OT Project” has the meaning given in the OT Management Agreement.

Exploration within the Core Area	Exploration within the current development area of the life of mine plan (the “Core Area”), comprising the resources and reserves defined in the IDP 10 Sensitivity Case plus a 200 metre buffer zone around those deposits, will be exclusively managed by the Manager in accordance with the OT Management Agreement. The Core Area is set out in a map attached.

Exploration within Non-Core Exploration Area	The Manager will sub-contract to Ivanhoe Exploration Company, on a non-exclusive basis, the conduct of all exploration activities within the area covered by the area that is the subject of the licences and any other types of tenure that form part of the OT Project outside of the Core Area (the “Non-Core Area”). The Manager and Ivanhoe Exploration Company will each act reasonably in order to ensure that exploration activities in the Non-Core Area do not interfere with or delay exploration activities in the Core Area. Ivanhoe Exploration Company will have the authority to undertake all exploration activities in the Non-Core Area as contemplated by the Exploration Programs and Budgets (as defined below).

For certainty, exploration activities to be conducted within both the Core Area and Non-Core Area will include exploration in the areas that are the subject of the licences and any other types of tenure that form part of the OT Project.

Nothing in this OT Exploration Agreement will affect Ivanhoe’s ability to undertake exploration activities in respect of licenses held directly by Ivanhoe, whether in joint venture or otherwise, except to the extent (if any) such are located within the Core Area.

Exploration Programs and	Ivanhoe Exploration Company will prepare programs and budgets (“Exploration Programs and Budgets”) in respect of exploration in the Non-Core Area and the Manager will include such Exploration Programs and

Budgets	Budgets in the programs and budgets that the Manager is required to present for approval to the Board of directors of OT LLC in accordance with the OT Management Agreement; provided that, any Exploration Program and Budget which contemplates expenditure in excess of $30 million (escalated) in any fiscal year will be subject to the Manager’s approval. Ivanhoe Exploration Company will provide Exploration Programs and Budgets to the Manager [within a reasonably sufficient time prior to the commencement of each fiscal year, and in any event] no later than [90] days prior to the commencement of each fiscal year, to allow the Manager to prepare and submit its program and budget to the OT LLC Board in accordance with the OT Management Agreement. For certainty, the Exploration Programs and Budgets that cost less than $30 million (escalated) per year will not require any approval from the Manager but will require the approval of the Board of directors of OT LLC as part of the approval by the Board of directors of OT LLC for the entire program and budget for the OT Project that the Manager is required to present for approval to the Board of directors of OT LLC in accordance with the OT Management Agreement and not as a separate approval.

Until such time as the Board of OT LLC has approved an annual program and budget for the OT Project prepared and submitted by the Manager that includes an Exploration Program and Budget, Ivanhoe Exploration Company shall be entitled, for a maximum of two consecutive fiscal quarters, to continue exploration activities in accordance with such Exploration Program and Budget provided that the Manager will re-submit the relevant annual program and budget for the OT Project to the OT LLC Board on a quarterly basis until it is approved by the Board.

Recoverable Costs	All costs incurred by Ivanhoe Exploration Company in relation to exploration in the Non-Core Area will be budgeted for in the Exploration Programs and Budgets and will be reimbursed in accordance with the Recoverable Costs provisions in the OT Management Agreement, mutatis mutandis, as soon as the Manager is reimbursed by OT LLC.

Disclosure of Exploration Results	Ivanhoe Exploration Company and Ivanhoe (being the parent company of Ivanhoe Exploration Company) will, through the Exploration Committee, consult in good faith with the Manager prior to making public announcements regarding exploration results in the Non-Core Area. The Manager acknowledges Ivanhoe’s timely disclosure obligations as a public company and that the Manager does not have a veto on public disclosure by Ivanhoe regarding exploration results in the Non-Core Area.

Standard of Conduct	Ivanhoe Exploration Company will conduct all exploration activities in the Non- Core Area:
•	in a manner that is fair and reasonable and in the best interests of OT LLC;

•	in a good, workmanlike and efficient manner, and applying suitable exploration methods and practices, with the degree of care, consistent with good mining, environmental and other applicable industry practices and standards (which standards and practices must accord at least with good industry practice) and comply with Rio Tinto policies referred to below; and

•	in compliance with the terms and provisions of applicable laws and all other licences, permits, contracts, and other agreements pertaining to the OT Project, including the OT Investment Agreement and the OT Shareholders Agreement.

Rio Tinto Policies	In respect of the conduct of exploration activities in a Non-Core Area, Ivanhoe Exploration Company will, and will cause its directors, officers, employees and contractors to, comply with, adopt and implement the health, safety, industrial, environmental, sustainability and community policies, standards and guidelines of the Rio Tinto Group from time to time (which is currently summarised in Rio Tinto’s general policy document “The Way We Work”. Rio Tinto will be entitled to conduct periodic reviews and audits of such compliance by Ivanhoe Exploration Company. Rio Tinto will provide to the Ivanhoe Exploration Company by the start of each year and after prior consultation with Ivanhoe Exploration Company, a schedule setting out the types of audit and reviews to be conducted during the year and the proposed dates for them.

Ivanhoe Limitation of Liability	Ivanhoe Exploration Company will not have any liability to the Manager or to OT LLC in relation to or arising out of the performance of Ivanhoe Exploration Company’s obligations under the OT Exploration Agreement, except in cases of Gross Fault of the Ivanhoe Exploration Company. In particular, Ivanhoe Exploration Company will not be liable for any delay in or failure of performance if the delay or failure arises from the Gross Fault (as defined below) of the Manager or force majeure.

“Gross Fault” means (a) fraud or wilful and intentional misconduct by the Ivanhoe Exploration Company or (b) any act or omission by the Ivanhoe Exploration Company which amounts to a wanton or reckless disregard for or violation of the rights or safety of others, but shall be deemed not to include any act or omission of an indemnified person done or omitted to be done, if resulting (x) from the express direction of the OT LLC Board, (y) with the knowledge and concurrence of directors of the OT LLC Board who are not nominees of the Ivanhoe Group, or (z) from an action taken in good faith by the Ivanhoe Exploration Company to protect life, health or property.

Ivanhoe Exploration Company’s Indemnity:	The Manager will indemnify and hold harmless the Ivanhoe Exploration Company (and its related corporations and their respective personnel) from and against any claims in connection with the performance of Ivanhoe Exploration Company’s obligations under the OT Exploration Agreement to the extent the Manager is indemnified in respect of any such claims by OT LLC under the OT Management Agreement, except in cases of Gross Fault of Ivanhoe Exploration Company (and its related corporations and their respective personnel).

Manager’s Indemnity	Ivanhoe Exploration Company will indemnity and hold harmless the Manager and OT LLC (and their respective personnel and their related corporations and their respective personnel) from and against any claims in connection with the performance of Ivanhoe Exploration Company’s obligations under the OT Exploration Agreement that arise from the Gross Fault of Ivanhoe

Exploration Company (and its related corporations and their respective personnel).

Confidentiality	Ivanhoe Exploration Company and the Manager will be bound by confidentiality obligations consistent with the confidentiality obligations to be set out in the OT Management Agreement and with the obligations relating to the disclosure of exploration results referred to above.

Accounts & Audit	Ivanhoe Exploration Company must keep records and accounts of the performance of its obligations under the Exploration Agreement in accordance with internationally generally accepted accounting standards and practices applied consistently in conformity with GAAP or IFRS, and applicable Mongolian accounting standards. The costs involved in so doing will be Recoverable Costs.

Such records and accounts maintained will be made available for audit at such times (at least annually) and in such manner as the Rio Tinto Manager may reasonably require by an external auditor (to be the same auditor appointed in respect of the OT Management Agreement). The costs of any such audit will be Recoverable Costs. Any error or discrepancy in charges or statements furnished under the Exploration Agreement will be promptly reported by the Rio Tinto Manager to the Board of OT LLC and proper adjustment will be made within 30 days after final determination of the amounts involved.

Assignment, Sub-contracting and Delegation:	Ivanhoe Exploration Company may assign or delegate any part of its rights and obligations under the OT Exploration Agreement to any other wholly owned member of the Ivanhoe Group, but will not be relieved of its obligations and on such member ceasing to be a wholly owned member of the Ivanhoe Group, Ivanhoe Exploration Company must procure that such rights and obligations are assigned to a wholly owned member of the Ivanhoe Group or must terminate the relevant delegation.

Ivanhoe Exploration Company may, to the extent that it determines, in its sole discretion, that it does not have sufficient resources of its own, sub-contract the performance of a non-substantial part of its duties under the OT Exploration Agreement to any third party, including any wholly owned member of the Ivanhoe Group, on arm’s length commercial terms and to a standard and based on policies consistent with those with which Ivanhoe Exploration Company is required to comply under the OT Exploration Agreement, but will not be relieved of its obligations.

Cooperation / Non-Interference:	The Rio Tinto Manager and its personnel will cooperate fully with Ivanhoe Exploration Company in relation to the conduct of the exploration activities in the Non-Core Area. Rio Tinto Manager has the right to inspect the exploration activities in the Non-Core Area provided it does not unreasonably interfere with the exploration activities (for certainty, any review or audit conducted by Rio Tinto (see the paragraph above entitled Rio Tinto Policies) will not be considered to constitute unreasonable interference with exploration activities).

Termination Events:	A Termination Event will have occurred if:
•	Ivanhoe Exploration Company has committed a Gross Fault twice in any 12 month period that, if capable of remedy, has not been remedied on each occasion within 60 days after being required in writing to do so, or if incapable of remedy, fails to pay agreed compensation or in the absence of agreement, compensation determined pursuant to arbitration;

•	an order is made or a resolution is passed for the winding-up of the Ivanhoe Exploration Company or a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of its jurisdiction is appointed (provided that notwithstanding the foregoing, it will not be a Termination Event where such order, resolution or appointment is being contested by the relevant entity in proceedings commenced not later than five (5) Business Days following the date of such order, resolution or appointment and is discharged within one hundred and twenty (120) days following the commencement of such proceedings), or if the Ivanhoe Exploration Company is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due, which in any of such cases causes the Ivanhoe Exploration Company to be unable to perform its obligations hereunder;

•	the Ivanhoe Group ceases to hold a combined direct and/or indirect beneficial ownership interest in OT LLC of more than 10%; or

•	Ivanhoe Exploration Company ceases to be a wholly owned member of the Ivanhoe Group and the situation is not remedied within 60 days after being required in writing to do so.

On the occurrence of the first above mentioned Termination Event, the parties will consult and Ivanhoe will appoint another Ivanhoe Group member to be the manager of exploration activities within the Non-Core Area and will ensure that any relevant personnel employed by Ivanhoe Exploration Company who was responsible for the relevant breach will not be employed by the new Ivanhoe Group member which is to conduct exploration activities.

On the occurrence of any other Termination Event, the Manager may terminate the OT Exploration Agreement upon written notice to Ivanhoe Exploration Company.

Governing Law:	The OT Exploration Agreement and this Schedule will be governed by and interpreted in accordance with the laws of England and Wales.

SHARE PURCHASE AGREEMENT
          This agreement is made as of December 8, 2010 between Robert M. Friedland, (the “Vendor”) and Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales (the “Purchaser”).
          WHEREAS the Vendor is the owner of 10,000,000 issued and outstanding common shares (the “Purchased Shares”) in the capital of Ivanhoe Mines Ltd. (“Ivanhoe”), a corporation continued under the laws of the Yukon Territory;
          AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the Purchased Shares upon and subject to the terms and conditions set out in this Agreement;
          NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
ARTICLE 1 — INTERPRETATION
1.01 Definitions
          Capitalized terms used, but not otherwise defined, in this Agreement have the meanings assigned to them in the heads of agreement dated December 8, 2010 between Ivanhoe and the Purchaser. In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia or London, England.
“Closing Date” means December 15, 2010.
“Encumbrances” means any encumbrance or third party rights of any kind whatever, choate or inchoate, and includes, without limitation, a Security Interest, mortgage, lien, hypothec, pledge, hypothecation, charge, trust or deemed trust, whether contractual, statutory or otherwise arising.
“Ivanhoe Shares” means a common share without par value in the capital of Ivanhoe, as presently constituted.
“NYSE” means the New York Stock Exchange.
“Security Interest” means an interest or power reserved in or over an interest in any asset, including, but not limited to, any retention of title created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of a debt or any other monetary obligation or the performance of any other obligation and includes, but is not limited to, any agreement to grant or create any of the foregoing.
“Shareholders’ Agreement” means the shareholder agreement dated October 18, 2006, as amended, between the Vendor and the Purchaser.

“Share Price” means the simple average of the closing price of Ivanhoe Shares on the NYSE on the twenty (20) trading days preceding December 8, 2010, on which there was a closing price, subject to a maximum of 115 per cent of the market price of the Ivanhoe Shares at the date of this Agreement calculated in accordance with the requirements of the private agreement exemption from the take-over bid requirements under applicable Canadian securities laws.
1.02 Currency
          All references to currency herein are to lawful money of the United States of America.
ARTICLE 2 — SALE AND PURCHASE
2.01 Purchase and Sale of Purchased Shares
          Upon and subject to the terms and conditions hereof, the Vendor will sell the Purchased Shares to the Purchaser and the Purchaser will purchase the Purchased Shares from the Vendor on the Closing Date free and clear of all Encumbrances.
2.02 Purchase Price
          The sale and purchase of the Purchased Shares will be for an aggregate purchase price (the “Purchase Price”) equal to 10,000,000 multiplied by the Share Price.
2.03 Escrow Completion
     (1) Upon execution of this Agreement, the Vendor will deliver or cause to be delivered duly executed transfers to the Purchaser of the Purchased Shares, together with the share certificate nos. ZQ2363503, 07532 and 07294 for the Purchased Shares, to the solicitors for the Vendor (the “Escrow Agent”) entitled to receive the same on terms that such solicitors are irrevocably instructed to hold the Purchased Shares in escrow and release them to the Purchaser in accordance with the terms and conditions of an escrow agreement (“Escrow Agreement”), in the form attached hereto as Schedule A.
     (2) The Purchaser will deliver the Purchase Price to the Escrow Agent on the Closing Date as directed in accordance with the terms and conditions of the Escrow Agreement.
ARTICLE 3 — REPRESENTATIONS AND WARRANTIES
3.01 Vendor’s Representations and Warranties
          The Vendor represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying thereon, as follows:
(a)	the Vendor is the sole beneficial owner of the Purchased Shares with good and marketable title thereto free and clear of all Encumbrances;

(b)	the Vendor has the requisite power and capacity to execute and deliver this Agreement, to perform his obligations hereunder and to complete the transactions contemplated hereby;

(c)	this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation, enforceable against the Vendor in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally and to general principles of equity;

(d)	there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Shares other than pursuant to the provisions of this Agreement;

(e)	the Vendor is not acting as nominee, agent, trustee, executor, administrator or other legal representative on behalf of any other person in respect of the Purchased Shares;

(f)	no consent, approval, authorization, filing, notice or other action is required by the Vendor in connection with the execution, delivery and performance by the Vendor of this Agreement or the sale of the Purchased Shares to the Purchaser;

(g)	the Vendor is not subject to any restriction on the transfer, sale, resale or trading of the Purchased Shares under applicable securities laws or otherwise; and

(h)	neither the execution or delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound any applicable law in respect of which the Vendor must comply.
3.02 Purchaser’s Representations and Warranties
          The Purchaser represents and warrants to the Vendor, and acknowledges that the Vendor is relying thereon, as follows:
(a)	the Purchaser is a corporation duly incorporated, organized and subsisting under the laws of England and Wales;

(b)	the Purchaser has the requisite corporate power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby;

(c)	this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally and to general principles of equity;

(d)	neither the execution or delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:
(i)	any of the provisions of the constitutional documents of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any applicable law in respect of which the Purchaser must comply;
(e)	the Purchaser is not resident in any province or territory of Canada; and

(f)	the Purchaser has not relied on any representation, warranty or other information or statement from the Vendor other than the representations and warranties contained in this Agreement in its decision to purchase the Purchased Shares and to enter into, and to consummate the transactions contemplated by, this Agreement.
ARTICLE 4 — GENERAL
4.01 Consent
          Notwithstanding the terms and conditions of the Shareholders’ Agreement, the Purchaser hereby consents to the transfer of the Purchased Shares from the Vendor to the Purchaser in accordance with the terms of this Agreement and agrees that such transfer will not constitute a violation of the Shareholders’ Agreement.
4.02 Survival
          All covenants, representations and warranties of any party contained in this Agreement will survive the execution and delivery of this Agreement and the purchase of the Purchased Shares by the Purchaser.
4.03 United States Federal Securities Laws
          Each of the parties acknowledges that the Purchased Shares have not been and will not be registered under the 1933 Act and agree that no offer or sale of the Purchased Shares may be made in the United States without registration under the 1933 Act, in a transaction not subject to registration under such Act or pursuant to an exemption therefrom. The Purchased Shares are being offered and sold in reliance upon an exemption from the 1933 Act.
4.04 Further Assurances
          Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as any other party may, either before or after the Closing Date, reasonably required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.05 Friedland Agreements
          The Purchaser agrees not to assert in any legal proceeding or otherwise that the execution, delivery and performance of the Friedland Agreements contravene or constitute a breach of, or give the Purchaser any rights under, the Shareholders’ Agreement. For purposes of the immediately preceding sentence, “Friedland Agreements” has the meaning given to that term in Ivanhoe’s preliminary short form prospectus dated October 18, 2010, and consists of agreements, confirmations and other documents executed or delivered prior to or concurrently with the completion or public announcement of the abandonment of the Rights Offering contemplated by such preliminary short form prospectus (as it may be supplemented or amended) or the related prospectus solely to the extent such agreements, confirmations and other documents give effect to a loan agreement with Citibank, N.A. to finance the Vendor’s participation in the Rights Offering and/or a cash-settled derivative with Citibank, N.A. which provides a collar with reference to a notional number of Ivanhoe Shares not exceeding approximately 3% of the number of Ivanhoe Shares to be outstanding after the Rights Offering, assuming the Rights Offering is fully subscribed. The Purchaser and the Vendor acknowledge that the agreement by the parties hereunder will not be construed as determinative of either party’s rights or obligations under the Shareholders’ Agreement in respect of any other transaction or matter nor as an admission by either party that any other transaction is permitted or not permitted under the Shareholders’ Agreement.
4.06 Notice
          All notices, payments and other required or permitted communications (each a “Notice”) to either party will be in writing, in the English language and will be addressed respectively as follows:

If to the Purchaser:	Rio Tinto International Holdings Limited 2 Eastbourne Terrace London W2 6LG United Kingdom

Attention:	Company Secretary — Matthew Whyte
Fax:	44 20 7781 1827

If to the Vendor:	Robert M. Friedland 17 Namly Hill Singapore 267279

Fax:	65 6338 8228
or at such other address or fax number or to such other contact person as a party may give Notice to the other party. All Notices will be given by courier, or by fax, with confirmation by courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:
(a)	if delivered by hand or by courier, when delivered to the address specified above; and

(b)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4:00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
4.07 Time of the Essence
          Time is of the essence of this Agreement.
4.08 Benefit of the Agreement
          This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.
4.09 Entire Agreement
          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.
4.10 Amendments and Waivers
          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.
4.11 Assignment
          This Agreement may not be assigned by either party hereto without the prior written consent of the other party hereto.
4.12 Governing Law
          This Agreement is governed by and will be construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

4.13 Counterparts and Electronic Execution
          This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
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     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Robert M. Friedland	Witness

RIO TINTO INTERNATIONAL HOLDINGS LIMITED
Per:
Authorized signatory

SCHEDULE A